SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PT Group Mission and Objectives

CONSOLIDATED REPORT

FIRST HALF 2003

PT Group Structure

HIGHLIGHTS

		Euro million, except*

Consolidated Results	1st H. 2003	1st H. 2002	Δ %
Operating Revenues	2,725	2,853	(4.5)
EBITDA	1,074	1,123	(4.3)
Operating Income	607	625	(2.9)
Income Before Taxes and Minority Interests	260	303	(14.4)
Net Income	143	203	(29.1)
Earnings per Share * (Euro)	0.11	0.16	(29.1)

		Euro million, except*

Margins and Ratios	1st H. 2003	1st H. 2002	Δ %
EBITDA Margin * (%)	39.4	39.4	0,0 p.p.
EBITDA / Net Interest* (no. of times)	14.4	13.8	n.m.
Net Debt / (Net Debt + Shareholders' Equity) * (%)	54.6	57.7	(3.1 p.p.)
Capex	220	382	(42.5)
EBITDA minus Capex	854	741	15.4

		Euro million

Financial Data	1st H. 2003	1st H. 2002	Δ %
Net Assets	13,812	15,970	(13.5)
Net Debt	3,975	4,762	(16.5)
Shareholders' Equity	3,302	3,485	(5.3)
Share Capital	1,254	1,254	0.0

		million

Customers / Accesses	1st H. 2003	1st H. 2002	Δ %
PT's Total Customers	29.4	17.4	69.0

Portugal	11.4	10.5	8.6
International Market (1)	18.0	6.9	160.9

		number

Employees	1st H. 2003	1st H. 2002	Δ %
PT Employees	23,400	22,691	3.1

Portugal	15,064	17,324	(13.0)
International Market (1)	8,336	5,367	55.3
Productivity

Fixed Main Lines per Employee - Portugal	449	403	11.4
Fixed and Mobile Lines per Employee - Portugal	840	711	18.1

Note: Information based on proportional consolidation of Vivo (including 2 months of consolidation of TCO).
(1) Fully and proportionately consolidated companies.

MAIN FIGURES BY BUSINESS AREA

Wireline			Euro million, except*

	1st H. 2003	1st H. 2002	Δ %
Operating Revenues	1,149	1,218	(5.7)
EBITDA	461	501	(8.0)
EBITDA Margin * (%)	40.1	41.1	(1.0
Capex	60	147	(59.3)
EBITDA minus Capex	401	354	13.3
Capex / Operating Revenues * (%)	5.2	12.1	(6.9

TMN			Euro million, except*

	1st H. 2003	1st H. 2002	Δ %
Operating Revenues	715	709	0.9
EBITDA	316	285	10.8
EBITDA Margin * (%)	44.1	40.2	3.9p.p.
Capex	72	134	(46.3)
EBITDA minus Capex	244	151	61.3
Capex / Operating Revenues * (%)	10.0	18.9	(8.8)

Vivo (1)			Euro million, except*

	1st H. 2003	1st H. 2002	Δ %
Operating Revenues	1,177	1,654	(28.8)
EBITDA	454	622	(27.0)
EBITDA Margin * (%)	38.6	37.6	1.0p.p.
Capex	83	136	(39.0)
EBITDA minus Capex	371	486	(23.6)
Capex / Operating Revenues * (%)	7.0	8.2	(1.2

PT Multimedia			Euro million, except*

	1st H. 2003	1st H. 2002	Δ %
Operating Revenues	326	293	11.2
EBITDA	57	35	62.0
EBITDA Margin * (%)	17.4	12.0	5.4p.p.
Capex	26	36	(28.9)
EBITDA minus Capex	31	(1)	n.m.
Capex / Operating Revenues * (%)	7.8	12.3	(4.4 p.p.)

Note: Values above include intra-group transactions.
(1) The values of this segment correspond to 100% of Vivo. Financial results are proportionately consolidated in a 50% basis.
(2) The values considered in this segment correspond to a pro-forma of Vivo in the first half of 2002, including pro-forma TCO's results of May and June 2002.

Operating Revenues (Euro million)

EBITDA (Euro million)

CAPEX (Euro million)

EBITDA minus CAPEX (Euro million)

Net Debt (Euro million)

MESSAGE TO SHAREHOLDERS

Dear Shareholders,

The first half of 2003 was another good semester in terms of operating and financial performance, notwithstanding the negative macroeconomic environment impacting the demand of telecom services domestically and the expression of our Brazilian operations in comparison to the first half of 2002 through the translation effects.

During the last twelve months, the Group increased its total customer base by approximately 6 million to 29.4 million customers. We continued to promote and to diversify the Group business portfolio. Nowadays, mobile businesses, both domestically and internationally, represent 76% of total group customers, an increase of 33% compared to the first half of 2002, and broadband customers in this period more than doubled to 268 thousand.

Operating revenues totalled Euro 2,725 million, a reduction of 4.5% when compared to the fist half of 2002, and EBITDA amounted to Euro 1,074 million, equivalent to a decrease of 4.3%. Excluding the impact of the 38% devaluation of the Brazilian Real between the first half of 2003 and the first half of 2002, assuming it had remained flat, operating revenues and EBITDA would have risen by 9.2% and 8.2%, respectively.

We may say that PT Group fundamentals have remained solid.

Cost reduction initiatives were one of our main priorities in this period. As a result of the on-going actions, operating costs were reduced by 4.9% over the first half of 2002, to Euro 2,118 million and Capex posted a drop of 42.5%, to Euro 220 million. EBITDA minus Capex registered a double digit growth of 15.4% to Euro 854 million, reflecting the cash flow maximization policy.

Notwithstanding the payment of dividends, cash flow maximization allowed us to reduce Euro 62 million in net debt since the beginning of 2003 to Euro 3,975 million. We have pursued the debt restructuring, having increased its average maturity to 4.4 years, delaying any significant financing need until 2005 and reducing its average cost to 3.8%.

PT currently enjoys one of the most solid financial positions in the European telecommunications sector context.

Net income for the first half of 2003 was Euro 143 million, including Euro 278 million of curtailment costs. Excluding these costs, net income would have reached Euro 330 million, an increase of 54% over the first half of 2002.

In terms of business performance, wireline businesses have retained a market share of more than 90% after three years of full competition in the Portuguese telecommunication market. This was achieved on the back of a clear offer differentiation in terms of quality of service, pricing and innovation namely through the re-launch of ADSL.

We have developed several initiatives under the program umbrella “Wireline Business Reinvention”, based on the launch of new traffic stimulation packages, the creation of effective value added services for customers, and cost rationalization. Our aim is to increase customer loyalty, reduce churn, mitigate the effects of mobile substitution, develop CRM structures and modernize infrastructures with the use of state-of-the-art technologies, all these more effectively and efficiently.

In the first half of 2003, more than 160 thousand pricing packages were sold, of which 71 thousand during last June. Retail ADSL customers increased to 88 thousand, more than doubling 2002 year end figure.

TMN reinforced its leading position in the domestic mobile market posting an increase of 11% in its customer base to 4.5 million. Its current size and the diversification of its service portfolio, of which we should highlight the recent launch of the multimedia portal I9 – Inove, represent crucial factors in the company differentiation from its competitors and in the capture of new customers. In management priorities, market maturity has also led TMN to increase its focus on returns and cash flow.

TMN reached its ARPU target of Euro 25. Cost rationalization and lower subsidisation have enabled the company to increase margins per customer, determining an 11% growth in EBITDA and a steady improvement in its EBITDA margin to more than 44%, representing a 4 percentage point increase over the first half of last year.

The most significant events related to our mobile operations in Brazil were the launch a new nation-wide brand - “Vivo” - for our joint venture with Telefónica, and the conclusion of the first stage of TCO acquisition, which had allowed us to consolidate, in this first half, its May and June results. This acquisition will enable Vivo to increase significantly its pace of growth in an increasingly competitive market. The company currently represents more than 50% of Brazilian mobile customers, with a number of customers that is more than three times the one of the second largest operator. The acquisition will also enhance Vivo’s cash flow generation.

At the end of the first half of 2003, pay TV services reached 1,368 customers, an increase of more than 11% over the same period last year and the broadband internet cable connections reached 180 thousand. TV Cabo achieved an EBITDA margin of around 26%. Lusomundo Audiovisuais e Cinema sold 4.2 million tickets in Portugal. Cash flow maximization and cost rationalization initiatives in PT Multimedia were highly successful.

Our first half results provide an excellent platform for the year 2003 achievements and accordingly, during our Investor Day, held on June 24, 2003, we publicly disclosed our intention to propose to the next AGM a dividend of Euro 20 to 22 cent per share, an increase of at least 25% over 2002 dividend, reflecting our commitments to improve progressively and steadily shareholders remuneration.

The Executive Committee and I wish to express a word of gratitude to all our employees for their professionalism and commitment, to our customers for their confidence in the quality of our services, and to our shareholders for their trust in us.

Miguel Horta e Costa
Chief Executive Officer

MAIN EVENTS

January 16
Signature by Vivo, through its subsidiary TCP, of an agreement with the Brazilian company Fixcel to acquire TCO, the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers.
The proposed acquisition of 100% of TCO will be carried out by TCP and will be executed in three stages through: (1) the acquisition of the common shares of TCO held by Fixcel, which represent 61.1% of TCO’s voting capital, for approximately R$ 1,506 million, which was completed on April 25, 2003; (2) a public offering to the holders of TCO common shares; and (3) the incorporation of TCO by TCP through a merger of TCP shares for the remaining TCO shares.
This acquisition enhances Vivo’s leadership and competitive position in the Brazilian market, reaching over 17 million customers and a national market share in excess of 50%. This transaction will be completely funded in Reais by TCP and the other mobile companies in Brazil owned by Vivo.

February 14
Creation of a new instrumental company, PT Pro, that will be the shared service centre platform of PT Group. This new company will be responsible for the aggregation and optimization of a number of back office processes of the Group. PT Pro will permit the alignment of accounting and administrative processes within the Group, improving the level of internal control, and will also allow for cost reduction by taking advantage of significant economies of scale.

February 21
Update of the fixed telephone service tariffs with a line rental increase of 3.8% and decreases of 10.7% and 15.2% in regional and in domestic long distance call prices, respectively. This corresponds to an annualized price basket decrease of 0.25%, thus complying with the 2003 price cap, assuming a 2.5% inflation rate as per the Portuguese State Budget. These changes in tariffs represent a further rebalancing of fixed telephony’s prices, therefore enhancing PT’s competitive position in the domestic market.

March 24
Signature by TCP of the definitive share purchase and sale agreement regarding the acquisition of control of TCO, as contemplated in the preliminary agreement of January 16, 2003.

April 4
Approval at the AGM of the proposal to pay a cash dividend for 2002 of Euro 0.16 per share amounting to Euro 200 million, and corresponding to a pay-out ratio of 51.3%.
Approval at the same AGM of the composition of PT’s new Board of Directors for the three-year period 2003/2005, being appointed Mr. Ernâni Lopes as Chairman.
Following this appointment, the Board of Directors chose from among its members the following Executive Committee:

CEO:	Mr. Miguel Horta e Costa
Officers:	Mr. Zeinal Bava
Mr. Carlos Vasconcellos Cruz
Mr. Iriarte Esteves
Mr. Paulo Fernandes

April 8
Launch of a new nation-wide brand - “Vivo” - for the 50/50 joint venture between Portugal Telecom and Telefónica for mobile operations in Brazil. Vivo will is a single brand in 19 states and the Brasilia federal district covering 86% of Brazil, approximately 7 million square kilometres, and 75% of the Brazilian population, representing 80% of the Brazilian GDP.

April 25
Conclusion by TCP of the acquisition of a controlling interest in TCO. The price of the controlling shares was R$ 1,506 million, corresponding to R$ 19.49 per 1,000 common shares acquired. The amount of R$ 308 million was paid on this date to the sellers, and the balance will be paid in instalments pursuant to the terms and conditions of the Final Agreement.

May 2
Dividend payment for 2002 amounting to Euro 0.16 per share, equivalent to a total of Euro 200 million.

June 23
Creation of a instrumental company, PT Corporate to provide personalized services to the top corporate clients of PT Group. This company, 100% owned by PT, will be address the 48 top corporate clients of the Group. PT Corporate will aggregate, on an integrated basis, fixed telecommunications, mobile services and information technologies, despite the billing of the services continues to be done directly by the different PT Group operational companies.

June 24
2003 PT’s Investor Day was held in Lisbon. The Company’s Executive Committee met with institutional investors and financial analysts to present PT Group corporate strategy and prospects by business area. Announcement of the Executive Committee’s proposal to the Board of Directors of the submission to the shareholders approval at the AGM of a cash dividend per share relating to 2003 of between Euro 0.20 and 0.22, subject to PT’s financial and market conditions.

June 25
Launch by TMN of the multimedia mobile portal I9 - Inove. This is an innovative and user-friendly mobile product that optimizes the current capacities of the GSM-GPRS system. I9 allows a faster, cheaper and easier access to a wide range of services and contents, namely Java games, contents of the three national free to air TV channels, messaging services and, in exclusive, goals in video, TV Cabo programming guide and the first m-commerce service in Portugal: the Lusomundo ticketing service.

MACRO ECONOMIC ENVIRONMENT

During the first half of 2003, the Portuguese economy has registered a generally depressed evolution. Due to the weakness of our main trade partners, external demand was not able to counterbalance the negative evolution of internal demand.

Private consumption decreased in the first quarter of 2003 reflecting the low confidence level of families. The decline in confidence indices resulted from a combination of increased unemployment and high levels of household indebtedness. Public consumption suffered the constraints derived from the EU Stability and Growth Pact, and a retraction in tax revenues. Business investment followed the same trend and the low level of both domestic and external demand amplified the existing excess capacity.

In the second quarter of the year, the economy did not show signs of recovery, and the economic sentiment continued depressed, with low levels of confidence among consumers, construction and retail trade sectors, confirming the weak behaviour of the economic indicator which monitors the evolution of industry, construction and retail trade sectors. Quantitative indicators disclosed - car sales, industrial production index, cement sales, retail trade sales and exports - confirm the low economic climate. In terms of public accounts, notwithstanding the efforts made to reduce expenditure, public revenues decreased 1.3%, while current public expenditure increased 2.1%.

Due to the present internal constraints, the Portuguese economy will depend on the recovery of the Euro zone economy, for this year and the next one. Relying on the latest projections for the EU, published by Banco de Portugal, the euro area GDP growth for 2003 will reach 0.7%, which will not be enough to prevent a negative rate change of the Portuguese GDP, ranging from -1% to 0%. The growth of the Portuguese economy, although moderate, should only take place during 2004.

During the second quarter of 2003, the Euro area GDP remained stable and the prospects for the second half of the year remain weak. Special mention should be made to the low growth level achieved by the industrial production index due to the combined effect of the negative impact on exports of the recent appreciation of the Euro against the US currency, and of the pessimistic expectations of households concerning employment evolution for the next twelve months. In the second quarter of the year the unemployment rate for the Euro zone, increased to 8.9% in the end of June. Excluding the services sector, the Euro area business confidence indicators remained weak in result of unfavourable outlook for new orders, highly dependant on US demand.

The domestic demand in the US economy has shown some positive signs, although only a strong positive trend in employment may sustain the growth in the economy. After the end of Iraq war, stock and bond markets recovered, but investors continue to look for stronger fundamentals in the economy.

For the second half of the year, an acceleration of the US economy and a rebound in stock prices, may pressure downwards the exchange rate of the Euro against the dollar, which stood in the end of the first half at $US 1.1427 per Euro. However, if the US current and capital account deficit increases from the present level of 5% of GDP, the Euro may remain strong.

Among the emerging countries, Brazil has evolved positively. Six months after the current government took over, the outcome is positive in terms of foreign trade balance, inflation and public finance. Selic rate went down for the second time this year by 2 percentage points to 24.5% in July. 2004 target inflation rate stands now at 5.5% level and the exchange rate has been below the BRL/USD 3.0 level. Recent cuts in interest rates and the reduction of the surplus of the trade balance may push the exchange rate of the real against the US dollar above the 3.0 level again, during the second half of the year.

CORPORATE GOVERNANCE

In a global financial market, the access to stock markets is becoming increasingly competitive. The investment decisions are subject not only to economic evaluations, but also to information clearness and management reliability.

Following the national (CMVM) and international (SEC1) regulator recommendations, requiring information disclosure improvement, Portugal Telecom, committed to the new information disclosure requirements, is developing several improvements in Corporate Governance.

Portugal Telecom Board of Directors here presents the relevant issues about Corporate Governance, in compliance with the model set out in the regulation n.º7/2001 issued by the Portuguese Securities and Exchange Commission - CMVM.

The Portugal Telecom Corporate Governance model lay on a clear split of powers between the Board of Directors and the Executive Committee. This split of power is based on three elements: effectiveness, simplicity and clearance, making the Executive Committee more operational. In this model, the supervision and control functions are separated from operational management functions, being the Board of Directors responsible for monitoring strategic and regulatory issues as well as monitoring management performance.

In order to develop performance, the Board of Directors has created several committees, responsible for some specific tasks of the Board. By the time of this report, PT Group internal committees are as follows:

It was also created a Consulting Counsel to analyse special relevant issues, together with the management, namely matters related with regulation and competition, international investments, merge and acquisitions. This Counsel’s members are the following personalities: General Inspector Dr. Estanislau Mata Costa (President), Dr. Manuel Pinto Barbosa, Dr. Diogo Homem de Lucena, Dr. Aníbal Santos, Dr. José Manuel Neves Adelino, Eng. José Manuel Tribolet, Dr. João Confraria Jorge, Dr. Luís Todo Bom and Eng. Luís Filipe Nazaré.

1 “Securities Exchange Commission”

Executive Committee

As established in Portugal Telecom articles of association, the Executive Committee is responsible for operational management. This Committee should be composed by 5 or 7 Directors and vote majority is required to approve decisions. All Directors have the same voting rights, having the Chief Executive Officer (CEO) a quality vote, in case of withdrawal. The Executive Committee should meet every Fridays, being composed as follows:

CEO:	Dr.Miguel António Igrejas Horta e Costa
CFO:	Eng. Zeinal Bava
Members:	Dr. Carlos Manuel de Lucena e Vasconcellos Cruz
Eng. Iriarte José de Araújo Esteves
Eng. Paulo Jorge da Costa Gonçalves Fernandes

The following chart shows the responsibility assignments within the Executive Committee:

Miguel Horta e Costa
CEO
Administrative Office
- Legal
- Fixed assets
- Corporate communication counsel
Strategy
Comunication
Regulation
International relations
Sponsoring and image
Iriarte Esteves
Zeinal Bava
Carlos Vasconcellos Cruz
Paulo Fernandes
Corporate Functions
- Technology and Network
- Innovation
- Planning and Control
- Corporate Finance
- Debt and Risk Management
- Cash
- Financial Reporting
- Accounting and Tax
- Internal Control
- Investor Relations
- Internal Audit
- Leadership Management and Human Resources
- Marketing and Commercial Management
- Distribution
- Restructure Program
- Business Development
- Information Systems
- Fixed Assets
Executive Functions
- TMN
- Brasilcel (Vivo)
- Medi Télécom
- Unitel
- Mascom
- PT Inovação
- PT Multimédia
- TV Cabo
- PT Conteúdos
- Lusomundo Audiovisuais
- Lusomundo Cinemas
- PT Pro
- PT Compras
- Previsão
- Fundação PT
- Lusomundo Media
- PT Brasil
- Primesys
- Mobitel
- PT Comunicações
- PT Corporate
- PT Meios
- PT Prime
- PTM.Com
- PT Contact
- PT Medicina
- Cabo Verde Telecom
- CST
- Guiné Telecom
- Timor Telecom
- Other wireline companies
- PT SI
- PT ACS
- PT Ventures
- PT Compras

Internal Control System

According with the need of compliance with the CMVM and SEC rules, as well as the need of the review of the Internal Control System and Corporate Governance Model adopted, PT Group is performing a Corporate Internal Control project, concerning the implementation, evaluation, monitoring and continuous improvement in major subsidiaries, with the purpose of:

  Ensure the compliance with the established objectives, policies and procedures;

  Ensure the financial information reliability;

  Ensure the effectiveness and efficiency of operations;

  Minimize fraud.

This project, based on best practices and new requirements of the Sarbanes-Oxley Act, is being performed in major subsidiaries, being our goal its extension to all subsidiaries in 2004.

Quarterly, Disclosure Controls and Procedures are evaluated concerning its design and effectiveness.

Risk management is assigned by PT SGPS and its subsidiaries, by developing risk management strategies, in order to implement adequate controls that guarantee the diminish of the risk to an acceptable level, according to a prior identification and prioritization of critical risks.

The adopted risk management strategies have the following purposes:

  The control systems and procedures and policies applied give a response to the management group, shareholders and general public expectations;

  The control systems, procedures and policies applied comply with laws and regulation applicable;

  Financial and operational information is complete, reliable, secure and is reported periodically on a timely basis;

  PT Group resources are used in an efficient and rational manner;

  Shareholders’ value is maximized; and

  Operational management has taken the necessary steps to correct aspects priory reported.

Organisational Model

PT Group is structured as follows:

Service companies are focused in corporate processes of PT Group, and therefore are considered instrumental as they work for the Group.

Portugal Telecom, as PT Group holding, is responsible for policies definition and for normalisation and harmonisation of processes that allow the implementation of the strategic orientations delineated by the Board of Directors. Each business unit works under own management principles, guided by a common policy assured by the Corporate Planning and Controlling System. Corporate Department is focused on business units’ coordination, reports to the Executive Committee of PT SGPS and is organized as follows:

Responsibilities of Corporate Department intend to represent functional responsibilities of PT Group and its subsidiaries.

The subsidiaries’ reporting is functional, not formal, assuming an effective articulation.

Code of Ethics

In the first quarter of 2002 PT’s Board of Directors informed all employees and major shareholders of PT Group companies that the PT Group is governed by a Code of Ethics that was approved on December 18, 2001.

The Code has been designed to explain and formalise standards of behaviour that conform with Group principles and values and to promote the sharing of such principles and values by employees and the adoption of a uniform standard of behaviour, in order to foster trust between PT’s employees, shareholders, costumers and suppliers. The Code applies to all PT Group employees and is available on the company’s website at www.telecom.pt.

Dividend Policy

Regarding dividend policy, PT’s Board of Directors considers business opportunities for the Group, investors’ expectations and equity funding requirements, concerning the opportunity cost of capital.

Dividend proposal is exclusive responsibility of PT’s Board of Directors, in due compliance with Portuguese legislation and the company’s articles of association. In accordance with PT’s articles of association, at least 40% of distributable net income1 must be distributed to shareholders as dividends without prejudice to the right of the Annual General Meeting by a qualified resolution of two thirds of the votes could deliberate in dividend reduction or dividend cancelling.

The majority of class A share votes has a veto power over the payment of dividends exceeding 40% of distributable net income.

In the application proposal of net income for 2002, the Board of Directors approved the payment of a gross dividend per share of Euro 0.16.

During 2003, upon the decision of the Annual General meeting, PT’s Executive Committee has conceded to all employees the right to collect 50 shares, requiring the following conditions:

  Being PT Group’s employees since January 1, 2003;

  Deliver an acceptance statement to Human Resources by the end of the commitment period (May 30, 2003).

This attribution is in compliance with the applicable tax law and the obligations associated are disclosed in the company’s website. A provision, in the amount of Euro 4,794,502, was also registered in PT consolidated financial statements for the period ended on June 30, 2003.

2 Calculated in accordance with Generally Accepted Accounting Principles in Portugal, after deducting losses brought forward from previous years and 5% for the legal reserve, until totalling one fifth of its share capital and in consideration of other legally imposed limits.

CAPITAL MARKET

Shares

Financial markets were extremely volatile in the first half of 2003, reflecting the uncertainties over US and Euro zone economic recovery, the war in Iraq and the US dollar’s devaluation. The major financial markets saw a significant recovery in the second quarter of 2003, after the war in Iraq, and also reflecting the reduction of US and Euro zone interest rates.

Notwithstanding the impact of the above mentioned factors, the telecommunications sector index saw a good performance with a 14.9% increase in the last twelve months. On Euronext Lisbon, PSI Geral and PSI 20 Indices fell 10.2% and 14.2%, respectively in the last twelve months, and PT shares decreased 12.7% to close at Euro 6.24 by the end of the first half of 2003.

With respect to the performance of other European telecommunications companies, reference should be made to the marked falls, in the last twelve months, of OTE (-35.6%), British Telecom (-19.1%), Swisscom (-11.1%) and Tele Danmark (-7.0%), and to the increases of Telecom Italia (+1.0%), Telefónica (+23.7%), KPN (+30.2%), Deutsche Telekom (+39.9%) and France Telecom (+161.4%).

Around 660 million PT shares were traded in the first half of 2003, equivalent to a daily average of 5.3 million, with the trading volume comprising more than 43% of global trading on Euronext Lisbon. PT continues to be the domestic market leader in liquidity terms and the national company with the largest trading volume on Portuguese stock market indices representing 19.4% of the PSI Geral and 19.6% of the PSI 20, at the end of June 2003.

With respect to the performance of major financial markets, reference should be made to the 10.9% increase of Nasdaq in the last twelve months, whilst the other markets saw a negative evolution.

PT ADSs increased 0.4% on the New York Stock Exchange in last twelve months, closing at US$ 7.14. A daily total of around 90 thousand ADSs was traded in the first quarter of 2003 with 59 million ADSs remaining outstanding.

Bonds

After a relatively long period of ratings deterioration in the European Telecom sector, the first half of 2003 has seen a general stabilization on the credit quality (only a few adjustments on some corporates’ rating). This performance was achieved through the consolidation of the companies’financial structure, namely using generated cash-flow to reduce their debt.

Although PT’s rating was downgraded by Standard & Poor’s to A-, it still remains as one of the strongest ratings in the sector, due to its strong capability to generate cash flows, its highly liquid balance sheet and its debt profile. The downgrade was justified by Standard & Poor’s with concerns about PT’s current level of liabilities with pensions and health care.

Despite this event, PT’s credit spreads remained almost unchanged even immediately after the rating change. In fact, credit spreads have tightened slightly until the end of the first half of the year 2003, proving the market’s recognition of PT’s credit quality. The stabilization of the political and economical situation in Brazil helped reducing the risk and, consequently, the spreads at which the Eurobonds that have been placed by PT in the past are being traded in the secondary market.

The interest rate movement until the beginning of June and the positive evolution of PT’s spreads have contributed to a slightly positive trend of the Eurobonds market price. From that moment on, interest rates in Europe have started to rise, namely on the longer end of the curve, due to a higher growth forecast for the second half of 2003.

PT’s Exchangeable Bonds prices kept their recovery trend observed in the last months of last year. Since the levels of conversion into shares are still a bit far, the evolution on the price of these instruments is related to the behavior of the variables that condition the debt component, i.e., market interest rates and PT’s spreads for relevant maturities (2004 and 2006), which, as stated above, have recently declined.

During the first half of 2003, PT has cancelled Euro 58.6 million of its Exchangeable Bonds maturing in 2004, purchased during 2002 in the secondary market. Immediately after this cancellation, PT bought back another Euro 15.1 million of Exchangeable Bonds maturing in 2006. This investment was achieved through acquisitions below par.

Investor Relations Activities

Communication between companies and the financial community, especially clear and effective communication relating to the PT Group’s affairs and its strategy of value creation, is of fundamental importance.

The Company’s Executive Committee and the CEOs of its principal subsidiaries met with investors and analysts from the most important domestic and international research houses on “Investor Day” on June 24, 2003. The programme provided information on the various Group businesses and their strategies.

Six roadshows were held in Europe and the US during the course of the year. PT participated in seven national and international conferences. In addition to its daily contacts with investors, PT made more than one hundred one-on-on and conference-calls to around one hundred and sixty investors and analysts in the first half of 2003.

Around 25 press releases were issued (of which 5 dealt with relevant fact) in the first half of 2003. PT complied with current rules and schedules, with the disclosure of financial results for 2002 on March 6, 2003 and for the first quarter of 2003 on April 29, 2003.

Reference should, be made to the quantity and quality of information disclosure to the international financial community, with PT being viewed by the financial community as providing a benchmark for disclosure by peer firms.

Main Shareholders

As of June 30, 2003 qualified holdings in PT’s share capital is as follows:

Institution	No. of Shares	% of Capital
Banco Espírito Santo Group Brandes Investment Partners, L.P. Telefónica Caixa Geral de Depósitos Group Banco Português de Investimento Group Cinveste, SGPS, S.A. Capital Group Companies Telexpress *	122,273,071 66,257,132 60,264,787 59,282,870 36,813,579 28,895,000 27,322,912 23,000,000	9.7% 5.3% 4.8% 4.7% 2.9% 2.3% 2.2% 1.8%

* Holding pursuant to the terms of Article 447 of the Portuguese Commercial Companies Code.

Own Shares

The company was authorised by its General Meeting of April 4, 2003, to acquire up to 10% of its own share capital.

On the basis of this authorization, PT acquired 5,322,122 of its own shares at an average price of Euro 6.75 each, all of which were disposed of during the course of the first half of 2003 at an average unit price Euro 6.70 each. Dispositions of PT’s own shares generated losses of Euro 277 thousand and were set against free reserves, in accordance with Portuguese accounting principles. PT did not hold any of its own shares in its securities portfolio at the end of the first half of 2003.

KEY INFORMATION

Relevant Facts

Agreement to Acquire TCO - January 16, 2003
Vivo, through its subsidiary TCP, entered into an agreement with the Brazilian company Fixcel to acquire TCO, the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers. The proposed acquisition of 100% of TCO will be carried out by TCP and will be executed in three stages through: (1) the acquisition of the common shares of TCO held by Fixcel, which represent 61.1% of TCO’s voting capital, for approximately R$ 1,506 million, which was completed on April 25, 2003; (2) a public offering to the holders of TCO common shares; and (3) the incorporation of TCO by TCP through a merger of TCP shares for the remaining TCO shares. This acquisition enhances Vivo’s leadership and competitive position in the Brazilian market, reaching over 17 million customers and a national market share in excess of 50%. This transaction will be completely funded in Reais by TCP and the other mobile companies in Brazil owned by Vivo.

Acquisition of a controlling interest in TCO - April 25, 2003
TCP completed the acquisition of a controlling interest in TCO. The price of the controlling shares was R$ 1,506 million, corresponding to R$ 19.49 per 1,000 common shares acquired. The amount of R$ 308 million was paid on this date to the sellers, and the balance will be paid in instalments pursuant to the terms and conditions of the Final Agreement.

PT’s Investor Day - June 24, 2003
2003 PT’s Investor Day was held in Lisbon. The Company’s Executive Committee met with institutional investors and financial analysts to present PT Group corporate strategy and prospects by business area. PT’s management also announced its intention to propose to the Board of Directors the submission to the shareholders approval at the AGM of a dividend per share relating to 2003 of between Euro 0.20 and 0.22, subject to PT’s financial and market conditions.

Financial Statements

Consolidated Statements of Profit and Loss for the six months periods ended June 30, 2003 and 2002

		2003		2002

	Notes	US$	EUR	EUR

Operating Revenues:
Services rendered	21	2,787,732,493	2,423,693,699	2,545,041,376
Sales of merchandise and products	21	267,082,098	232,204,919	238,005,704
Telephone directories	21	79,422,207	69,050,780	69,564,758

Total operating revenues		3,134,236,798	2,724,949,398	2,852,611,838

Operating Costs and Expenses:
Wages and salaries	22	401,312,585	348,906,786	348,956,904
Post retirement benefits	30.4	126,666,362	110,125,510	91,439,590
Costs of telecommunications	23	341,289,091	296,721,519	329,809,762
Subsidies		(12,131,823)	(10,547,577)	(15,291,931)
Maintenance and repairs		70,950,870	61,685,681	67,587,851
Own work capitalized		(30,966,761)	(26,922,936)	(59,263,560)
Raw materials and consumables		37,134,767	32,285,487	51,422,056
Costs of products sold		236,327,469	205,466,414	227,794,617
Telephone directories		52,515,809	45,657,980	46,215,608
Marketing and publicity		75,189,414	65,370,730	55,151,382
Concession rent	1	-	-	8,211,307
General and administrative expenses	24	526,318,913	457,589,039	467,929,124
Provisions for doubtful receivables, inventories and other	28	62,901,347	54,687,313	90,862,917
Other net operating income		(29,436,961)	(25,592,907)	(20,986,101)
Taxes other than income taxes		40,722,745	35,404,925	40,256,337

Total operating costs and expenses		1,898,793,827	1,650,837,964	1,730,095,863

Operating Income Before Depreciation and Amortization		1,235,442,971	1,074,111,434	1,122,515,975
Depreciation and amortization	11 and 12	537,751,944	467,529,077	497,827,185

Operating Income		697,691,027	606,582,357	624,688,790

Other Expenses (Income):
Interest expenses		276,975,639	240,806,502	224,590,268
Interest income		(191,157,108)	(166,194,669)	(143,379,039)
Foreign currency exchange gains, net		(18,507,330)	(16,090,532)	(33,669,901)
Other net financing (income)/losses	25	(93,565,952)	(81,347,550)	52,893,995
Goodwill amortization	12	60,642,930	52,723,813	76,300,189
Equity in losses of affiliated companies, net	10	14,980,715	13,024,444	144,744,547
Net gains on sales and disposals of fixed assets, net	26	(42,926,404)	(37,320,817)	(1,855,879)
Work force reduction program costs	30.4	319,766,995	278,009,907	17,864,050
Other net non-operating expenses		3,562,962	3,097,689	20,144,732
Extraordinary items	27	69,012,189	60,000,164	(36,429,529)

Income Before Income Taxes		298,906,391	259,873,406	303,485,357
Income taxes	29	(93,321,430)	(81,134,959)	(186,853,084)

Consolidated Net Income Before Minority Interests		205,584,961	178,738,447	116,632,273
Loss / (income) applicable to minority interests	19	(40,538,050)	(35,244,349)	85,882,713

Consolidated Net Income		165,046,911	143,494,098	202,514,986

Earnings per Share and ADS (USD/EUR)		0.13	0.11	0.16

The accompanying notes form an integral part of these financial statements.

Consolidated Balance Sheets as of June 30, 2003 and 2002 and December 31, 2002

		June 30,			December 31,

	Notes	2003	2003	2002	2002

		US$	EURO	EURO	EURO
Current Assets:
Cash and cash equivalents		162,924,434	141,648,786	586,561,010	353,403,303
Short-term investments and cash equivalents	5	1,927,213,373	1,675,546,316	726,447,212	1,923,104,592
Accounts receivable-trade, net:
Third parties	6	1,278,147,774	1,111,239,588	1,137,445,484	1,011,342,161
Accounts receivable-other, net:
Third parties	7	638,603,029	555,210,423	307,460,329	426,708,657
Affiliates	7	40,767,312	35,443,672	32,221,812	32,227,918
Inventories, net	8	152,401,124	132,499,673	126,567,641	149,783,875
Deferred taxes	29	975,128,144	847,790,075	483,073,373	819,956,480
Prepaid expenses and other current assets	9	170,903,194	148,585,632	137,672,821	134,391,528

Total current assets		5,346,088,384	4,647,964,165	3,537,449,682	4,850,918,514

Investments, net	10	526,478,999	457,728,220	1,785,642,013	376,352,728
Fixed Assets, net	11	5,118,154,576	4,449,795,319	4,901,114,142	4,575,816,650
Intangible Asset - Post Retirement Benefits		-	-	732,851,708	-
Intangible Assets, net - Other	12	3,869,177,362	3,363,917,025	4,383,466,630	2,968,745,919
Non-Current Deferred Taxes	29	927,395,302	806,290,473	356,304,127	877,309,675
Other Non-Current Assets, net	7	98,869,189	85,958,260	273,486,284	76,983,094

Total assets		15,886,163,812	13,811,653,462	15,970,314,586	13,726,126,580

Current Liabilities:
Short term debt and current portion of medium	13	1,232,205,640	1,071,296,853	1,067,213,891	1,094,355,815
Accounts payable-trade:
Third parties		600,981,846	522,502,040	493,388,992	658,789,961
Affiliates		16,140,436	14,032,721	8,862,803	1,402,427
Accounts payable-other:
Third parties	14	531,556,843	462,142,969	517,327,029	450,620,085
Affiliates		17,300,234	15,041,066	5,268,180	2,288,607
Accrued expenses	15	565,811,260	491,924,239	481,929,024	460,165,628
Taxes payable	16	120,043,879	104,367,831	160,853,984	71,074,053
Deferred taxes	29	43,675,473	37,972,068	617,322,310	44,220,045
Deferred income	17	285,696,615	248,388,641	196,128,304	175,080,091

Total current liabilities		3,413,412,226	2,967,668,428	3,548,294,517	2,957,996,712

Medium and Long-Term Debt	13	5,430,307,048	4,721,185,053	5,007,795,594	5,219,107,667
Accrued Post Retirement Liability	30.3	1,433,411,038	1,246,227,646	1,806,385,861	1,061,457,264
Deferred Income - Investment Subsidies	3.k)	51,684,160	44,934,933	65,051,486	51,067,354
Deferred Income - Post Retirement Benefits		-	-	18,722,045	-
Non-Current Deferred Taxes	29	417,839,204	363,275,260	10,794,807	359,050,453
Other Non-Current Liabilities	18	554,269,262	481,889,464	1,200,577,341	518,941,416

Total liabilities		11,300,922,938	9,825,180,784	11,657,621,651	10,167,620,866

Minority Interests	19	787,633,170	684,779,317	827,451,073	447,181,484

Shareholders' Equity:
Share capital	20	1,442,678,607	1,254,285,000	1,254,285,000	1,254,285,000
Capital issued premium	20	105,478,966	91,704,891	2,149,565,000	2,149,565,000
Treasury shares		-	-	(1,079,089)	-
Legal reserve	20	165,840,767	144,184,287	144,184,287	144,184,287
Other reserves and retained earnings		4,244,550,792	3,690,271,946	1,436,782,874	1,438,650,337
Cumulative foreign currency translation adjustments		(2,325,988,339)	(2,022,246,861)	(1,701,011,196)
Net income		165,046,911	143,494,098	202,514,986	391,055,798

Total equity		3,797,607,704	3,301,693,361	3,485,241,862	3,111,324,230

Total liabilities and shareholder's equity		15,886,163,812	13,811,653,462	15,970,314,586	13,726,126,580

The accompanying notes form an integral part of these financial statements.

RESOURCES

Employees

PT’s employee policy is based on its permanent commitment to the quality and rationalisation of its human assets, pursuant to which its “Strategic Human Assets Management” model, applicable in all PT Group companies, incorporates its vision of people as PT Group’s most important asset.

The application of the model, which has already been implemented and is based on a culture of merit and shareholder value creation, focuses on creating the best teams and personal development. It promotes training and rotation strategies designed to promote the growth, motivation and development of its human assets to make PT Group fairer and more competitive. PT Group has already consolidated its status as a benchmark employer of the best students from the finest colleges and is preparing to compete with the best companies and international groups in terms of its capacity to attract, develop and retain the finest talents.

The first implementation stage of the “Individual Performance Analysis Model” module of its “Strategic Human Assets Management” model has been completed. This is a fundamental component in terms of analysing best market practice management and leadership capacities.

The bases for the creation of new Transversal Corporate Training in the form of “Campus PT” have been launched although most training is still based on traditional physical participation, providing continuity to various corporate training plans.

Micro-computer training contents agreements and partnerships have been entered into with ECDL (European Computer Driving Licence) and a special trial certification centre is already in operation. The first half of the year also witnessed the launch of the bases for the blended learning SKIPER programme, designed to meet the general training needs of PT Group staff, in conformity with the “Strategic Human Assets Management” model competencies grid. Partnerships with universities and institutes involved in PT Group’s human assets training were also consolidated.

A share distribution by PT employees was made in line with the overall goals of creating shareholder value.

PT Group implemented its “Human Assets Restructuring Programme” based on the indispensable need to rationalise human assets required by an increasingly competitive market. The programme will progressively reduce staff numbers and promote staff adequacy vis-à-vis the demands and challenges of PT’s business.

The programme particularly concentrated on encouraging pre and early retirements and its consensus-building solutions objectives designed to avoid labour hostility, have been fully achieved. The programme’s first stage was completed in PT Comunicações in first half of 2003, with a reduction of 1,445 employees within this context.

PT Group also favours internal mobility to cater for structural business portfolio alterations and growth trends, having concentrated resources in more dynamic business areas, less affected by technological obsolescence and competitive pressures, to maximise competitiveness and cash flow.

Employees by Business Segment

	1H 2003	FY 2002	Change
			No.	%
Wireline TMN Vivo PT Multimedia Other	9,693 1,119 3,420 2,731 6,437	11,183 1,192 2,063 2,903 5,768	(1,490) (73) 1,357 (172) 669	(13.3) (6.1) 65.8 (5.9) 11.6
TOTAL	23,400	23,109	291	1.3
Portugal International	15,064 8,336	16,893 6,216	(1,829) 2,120	(10.8) 34.1

PT Group had around 23,400 employees at end June 2003. This is an increase of 291 employees over the end of 2002, essentially deriving from the increase in the number of employees in PT’s Brazilian businesses and particularly the increase in fixed-term contract employees in Mobitel’s call centre (under the “other” caption in the table), previously outsourced to non-PT Group companies.

There was a reduction of 1,490 employees in the wireline businesses as compared to the end of 2002. The staff reduction in PT’s wireline businesses was basically related to 1,445 employees covered by the Workforce Reduction Program. The number of main lines per employee increased 11.4% to 449, which is in line with best European practice.

TMN reduced its employee complement by 73, achieving a 8.4% in increase in its “cards per employee”indicator over the end of 2002, to 4,026.

PT Multimedia reduced its employee complement by 172 mainly due to the transfer of employees to PT Pro.

Telecommunications Infrastructures

Customer base evolution, increased quality and service availability and the need to implement new service functionalities, required several actions on each of the networks supporting different PT Group businesses to ensure its capacity to react to demand and to modernise.

Transmission developments on the access and core network in the period, both in terms of quality and capacity increase, were fundamentally based on two aspects: (1) quality of fibre-optic transmission with the installation of around 1,700 kms of twisted pairs, corresponding to 220 kms of cable; (2) capacity increases from the installation of new and expansion of existing SDH structures (around 8,600 new circuits with a capacity equivalent to 2 Mbit/s and commissioning of a further two wavelengths on top of existing capacity.

The access network was also enhanced by new FITL (“Fibre in the Loop”) systems, comprising around 1,700 new Equivalent Network Lines (“ENLs”). The huge demand for ADSL broadband accesses required the installation of DSLAMs and ATMs with a capacity to support around 56,000 new accesses.

The company concentrated on expanding its intelligent network services and SMS platforms, having increased its NGIN (“Next Generation Intelligent Network”) platforms capacity to 80 calls with a processing capacity of up to 4,000 simultaneous calls. The SMS platform’s capacity increased to 50,000 text messages per hour and 240 SMS voice delivering channels.

In respect of the core network infrastructures evolution plan, work began on the preparation of a pilot VoIP system, for transit functions, with real-time traffic between Lisbon and Oporto. This comprises evolution to a Next Generation Network (“NGN”) to test performance of the new technology as an integral part of the basic telephone network.

Work also began on preparing the commercial launch of PT’s Ethernet Network service on the Lisbon and Oporto subway networks and between Lisbon and Oporto areas, providing Ethernet, Fast Ethernet and Gigabit Ethernet interfaces.

Information systems and network management saw the development of an interface to create ADSL–IcomADSL network configuration controls, enabling significant service configuration reduction times integrating X.25 and Frame Relay multi-service network alarms in the Network Management Centre.

Reference should also be made to the launch of an e-mail platform analysis optimisation and rationalisation process. The SAPO portal’s instant messaging capacity was also upgraded with a 30% increase in page view capacity and introduction of new functionalities/platforms and services to make it more attractive to users.

TMN’s customer increase, associated with a permanent concern to provide quality services, required systematic network changes both in terms of expansion, i.e. bigger and better network coverage, and modernisation.

The TMN network was expanded with a new MSC Switch and 14 new BTSs, plus 3 new BTS controllers (“BSC”). TMN further expanded accessibility by providing customers with roaming facilities in a further 8 countries/regions (to 151 at the end of the period) after entering into roaming agreements with another 8 operators (totalling 256).

The most significant interventions, in terms of network infrastructures expansion, in Brazil, occurred in the states of Rio de Janeiro/Espírito Santo and the central western and northern states of Brazil. There was an overall increase in Vivo’s customer base with customers voluntarily migrating from the AMPS analogue service to 2.5G (CDMA/1XRTT), 2G (CDMA) and TDMA services.

The capacity of several service platforms in different states also required expansion and adjustment. These included adjustments to voice mail platforms and consolidation of voice mail boxes in the states of Bahia/Sergipe and São Paulo and capacity increases in the states of Rio de Janeiro/Espírito Santo. SMS platforms were expanded to cater for testing increases on the network.

TV Cabo’s network infrastructure operations essentially concentrated on creating new cells, a more than 33 thousand increase in “homes connected” and the implementation of more than 80 thousand “homes passed” with bi-directional facilities.

Médi Télécom, to meet customer demands and increase coverage, significantly expanded network infrastructures, during the period. Reference should be made to the installation of a further 94 BTS’s (totalling 1,426 at end 2002 and 1,520 at the end of this half year), plus another MSC and BSC. Population coverage increased from 86.3% at end 2002 to 89.9% at the end of the first half of 2003.

Information Systems

PT SI is responsible for the operation and development of PT Group’s information technologies. The company is geared to the convergence of information technologies and communications and basically operates as a PT Group services provider.

PT SI is currently a platform for future opportunities. It will play an increasingly fundamental role in PT Group strategy as one of the largest and most comprehensive Portuguese companies in the information systems consultancy sector.

First half year operations particularly include PT SI’s role as prime contractor to PT Group’s Corporate SAP project, which is a structuring project with PT PRO as a customer. The aim is to achieve better accounting and financial control within PT Group and optimise cost reductions from procedural harmonisation within PT Group companies.

PT SI was also the prime contractor for TV Cabo’s new global information systems programme which includes the development from scratch or alterations to billing, CRM, provisioning, integration, SAP logistics and technical support and operations areas solutions as a platform enabling TV Cabo to improve service quality to its growing number of customers.

PT SI was responsible for preparing Vivo’s information systems plan for supporting the new integrated business model, deriving from the merger of operations and activities of the mobile telecommunications operators companies controlled by Vivo in Brazil.

Reference should also be made to the integrated development of PT Group portals notably, the PT Group InSapo Intranet, Investor Relations site and PT Comunicações Zoom, as well as the integration of the development of the PT Group employees’ performance management system with PT’s structure and objectives.

PT SI was the integrator of the Home of the Future/Home Automation project currently on display at the Communications Museum, with the aim of informing the public of the best currently available home automation technologies.

The SIGRA solution was implemented and recognised as a Computer Associates case study in its endeavour to replace two applications management networks by achieving cost reductions on the technical and data maintenance platform and more flexible, scalable systems integration.

Projects for non-PT Group companies particularly include the “Benfica Estádio” company which awarded the contract for the global management of its stadium to PT SI. PT SI was given responsibility for global project management and the integration component. The “Tranquilidade Vida” insurance company was also provided with a documentary Intranet facility enabling all employees to share an information platform, complemented by access to productivity tools and other useful information.

PT SI also entered into an agreement with Microsoft, to provide the market with a series of innovative products and services. This partnership has united two companies of recognised market merit, in the corporate solutions sphere.

Research and Development

PT Inovação, the PT Group’s Research & Development (“R&D”) arm, is mainly focused on Group business development, in terms of applied research and engineering services and solutions and services development, both domestically and internationally.

In applied research, PT Inovação began work on its “Innovation Contract 2003”, comprising nine projects in area such as: Ethernet access networks, quality of end-to-end services, V6 Internet Protocol, IP networks security, NGN management, RPG billing and accounting, services, radio frequency spectrums and interactive multimedia services.

Work continued on IST-Information Society Technologies projects with the successful conclusion of the involvement in the IST–Harmonics project (introduction of optical systems based on access network packet switching, for carrying IP services with quality of service) with new proposals in technical-economic analysis areas of network and services solutions having been submitted to the sixth framework programme.

Reference should be made to PT Inovação’s participation in EURESCOM studies in the mobile internet/instant messaging and risk investment analysis areas and leadership of the NGN service concepts study.

First half year network development solutions-related events particularly included the consolidation of the range of xDSL family solutions with the development of the “Digital Personal Computer Subscriber Line Access Multiplex” agent and respective intelligent terminal and Telesp Celular’s trial of the ArQoS solution, enabling test call system adaptations for QoS analysis indicators on mobile networks. Reference should also be made to the installation of telematic road solutions for the EuroScut Algarve “shadow-toll concession”, AENOR-Auto-estradas do Norte, AEBI-Auto-estradas da Beira Interior, installation of a network solution for Banco Internacional de Moçambique and the installation of PT Inovação telecommunications solutions technology enabling Timor Telecom’s implementation of different telecommunications services.

The intelligent network solutions and services area particularly included work on the commercial launch of Timor Telecom’s prepay mobile service and development of services for PT Group’s fixed and mobile telephone operators.

Adaptations of Vivo’s “Personal Mobile Service” to ANATEL regulations were also successfully accomplished. This involved a vast PT Inovação/PT Inovação Brasil subsidiary team operation in terms of project development and implementation.

PT Inovação was selected in TMN’s tender for the supply of a NGIN solution to support prepay and contract voice and data services for GPRS/UMTS networks and developed the WiFi technology integration project enabling the launch of PWLAN-Public Wireless Local Area Networks. A relevant mobile communications event was the major effort to develop TMN’s June launch of its new I9 (Inove) multimedia portal.

In terms of mobile communications and convergence, reference should be made to the supply of a SMS-Centre for Timor Telecom’s network and the SMS Centre’s fixed network businesses integration, enabling the launch of SMS on the fixed network.

PT Group spent Euro 12.8 million on R&D in first half of 2003 in comparison to Euro 10.4 million in the same period last year.

SOCIAL AND ENVIRONMENTAL IMPACT

PT makes an important contribution to economic and social cohesion in Portugal, as a result of its size, its services and initiatives including those specifically geared to customers with special needs, the development of an information society, culture and environment

Social Development

In harmony with PT’s policy of social responsibility, work continued on project development and support for sustainable social development. In addition to new commercial solutions launches, of which reference should be made to PTVoz Activa (with exceptional purchase conditions), work also continued on the creation of TeleAula (“Tele-School”), Teletrabalho (“Tele-working”) and home support services, supported by new technologies, particularly ISDN, ADSL and the unifying message platform.

These technology-based projects further consolidate PT’s many years of activity, making it a national benchmark company in its supply of telecommunications solutions to citizens with special needs, namely the handicapped or the seriously ill. Projects which have been developed and implemented at school or in the workplace, provide a guarantee of the better social, academic and professional integration of citizens who are also PT customers.

Programmes such as Tele-Alarme (“Tele-Alarm”) or “Idosos em Segurança” (“Old People in Safety”) also help to provide a much higher standard of living for senior citizens and their families in ensuring a safe home environment.

PT believes that the new technologies, even if already consolidated, are an excellent vehicle to improve the quality of people's lives in general and particularly in the case of the handicapped or seriously ill. This has been demonstrated by the experience of pilot R&D programmes entered into with NGOs and/or state bodies. It is always these citizens who suffer most from info-exclusion, even in due consideration of citizens who live in remote locations far from the major decision-making, knowledge and information centres.

This is the main driving force behind PT’s development of telecommunications solutions, comprising commercially available products and services at special prices for the blind and weak-sighted, the deaf and citizens with speech difficulties and hearing impairments (which is quite common in old people), mental or motor injuries or the seriously ill.

PT is aware of the communications needs of the deaf and based on the fact that their use of sign language is based on Portuguese as a mother tongue, has developed a training project, enabling it to be the first company to cater for Portuguese Sign Language inquiries. The objective is for all strategic PT shops/stores to be in a position to deal with this form of commercial inquiry.

The company has continued to launch “social” products and services such as its Programa Aladim (“ISDN Aladdin Programme for the Handicapped”), ADSL Aladim (“ADSL Aladdin”), 118Braille (“Braille invoices”), PTConversas, PTComunicar, portable amplifiers, flashing alarms, Q.90 text telephone, PTEmergência, fixed destination lines and other solutions specifically geared to customers with special needs).

This aspect of good corporate citizenship, based on PT’s development of commercial solutions with special conditions for the handicapped has been recognised as an important pioneering activity in Portugal. PT has been invited to sit on advisory committees of entities associated with the handicapped and is also a jury member of the National Rehabilitation Secretariat’s CITE Programme, in addition to its involvement in several meetings related with rehabilitation, training and social development.

PT is also the leader in more conventional social domains such as its promotion of a series of projects on which it has invited other companies to join forces. Special reference should be made to voluntary corporate members and support under the law on the Fostering of Social Activities.

The above particularly included the following projects in first half 2003:

Development and commercial release of PTVoz Activa. PTVoz Activa is a software programme enabling the visually impaired to use the internet via its integration of a screen-reading text conversion mechanism including webpage contents, Outlook Express e-mails and working directly in WordPad.

Launch of PTPrimeira Vez + Q.90 Commercial Package. This package has been designed to encourage the purchase of Q.90 text telephones, promote their use, and, as with other packages created for relaunching the fixed telephone network, a package providing a text telephone on the basis of a contract with PT.

Portuguese Sign Language Training. This training programme has been developed in partnership with the Portuguese Association for the Deaf. Its aim is to fulfil PT’s objectives in terms of commercial inquiries as a telecommunications operator.

GestualCafé Project. PT has provided the means for the implementation and start-up of this project for the creation of the first cyber-café for the deaf. It comprises text telephones with PTComunicar and PTConversas, VideoMeeting PC services, using recycled PT computer media with ADSL Aladim and communications for the initial activity stage. It also established the necessary contacts with TV Cabo to ensure free Telecine and Sport TV access during the start-up stage.

Project Oceanário (“Oceanarium Project”). This is an agreement with the Lisbon Oceanarium and the Fundação do Gil to create dynamic leisure/education-related intervention activities for children and young people who have been hospitalised for long periods, children in the keeping of jailed mothers or children at risk, to encourage learning and strengthen their relationship with the outside world. It comprises visits to the Oceanarium guided by PT volunteers trained by the Oceanarium’s biologists. Several visits by children and mothers from the children’s sector of Tires Jail and children from the Portuguese Oncology Institute have already been made.

Project Porcide 3/THINK. This comprises a renewal of the tele-working project with the objective of readjusting the partnership agreed for antecedent projects and obtaining Assembly of the Republic sponsorship.

Project Tele-Aula with ANFQ (“National Cystic Fibrosis Association”). This is the implementation of the demonstrator supported by a multimedia solution in an agreement entered into with ANFQ and Santa Maria Hospital, to develop a distance learning network for students suffering from cystic fibrosis either in hospital or at home.

Project TeleAula with APPDA (“Portuguese Association for Developmental Disturbances and Autism”). This programme, set up under an agreement with the above institution, provides financial support to develop a tele-learning project for autistic students attending normal classes. Multimedia systems have been installed and training in their use provided.

Project “FOLIC” (acronym for “To Encourage, Guide, Interconnect, Inform and Communicate”). A webization project was agreed with this association, comprising the construction of the “Spina Bifida” site by PT Programme Volunteers.

Project Mão-na-Mão (“Hand-in-Hand”). A further two guest companies have joined this project, which has been promoted and co-ordinated by PT. Several activities have already taken place, of which special reference should be made to “A Wonderful Day in the City" for a hundred children from deprived neighbourhoods in the city of Évora in which a day was spent at amusement parks with a film being shown at the Mundial cinema. Also included were the webization of “AFID” (“Association of Families for the Integration of the Handicapped”), monitor training given by ACAPO staff, several of whom are visually impaired and the holiday camp for the physically handicapped who are being treated at the Alcoitão Rehabilitation centre and who enjoyed fifteen days at Tamariz beach.

Project E-Plus. This comprises the further development of a trainee’s six months integration plan in the Office for Customers with Special Needs under the E-Plus Project. Its aim is to encourage labour market intermediation for equal rights.

Project MAIA. This is a social welfare institutions support project targeted at institutions which are under equipped in terms of computer systems and comprises the loan of PCs which have been written-off from PT Group’s tangible assets and reconditioned in accordance with the special needs in question.

Partnership with the “Handicapped Citizens” Portal. This is a continuation of the already existing collaboration, totally geared to promoting and improving the quality of information to handicapped citizens.

Project Aurora (PT Group Volunteer Programme). Several activities have been organised within PT’s possibilities, of which special reference should be made to the “If you don’t know what to do with your unwanted clothes. They do” initiative, in which the company continued to collect and sort clothes donated to the homeless by PT employees for latter distribution to several institutions in Portugal identified by CAIS.

Project ACAPO. In consolidating its previous partnerships with ACAPO, a pilot project was set up for the commercial launch of PTVoz Activa in which kits were offered to all nationwide ACAPO offices. An agreement was also entered into for ACAPO to use an area on the PT Stand in fairs as part of the European Year of the Handicapped.

Project Odiana. Start-up of the remote home support project supported by the TeleAlarm Service in the Lower Guadiana region under the aegis of the Association of Municipalities of Odiana as part of the agreement entered into with PAII and the Portuguese Red Cross with the free installation of access lines in the homes needier of old people subscribing to PT’s Telephone Benefits for Retired Persons’ and Pensioners’ Package.

PT continued to provide support to social welfare institutions, having entered into agreements to provide communications and ADSL access. The referred institutions are required to produce annual evaluation reports on respective social development projects.

Information Society

Promoting the development in information society, PT continued to provide customers with important benefits, particularly in terms of its PT UniversityNet communications network for university students and its NetEscolas internet service with highly favourable user terms.

PT has continued to promote its competitively priced broadband services as an information society support via its Netcabo broadband and ADSL telephone offers. At end June 2003 PT had 268,000 broadband customers of which 180,000 were Netcabo and 88,000 ADSL customers, having tripled its number of broadband customers since the end of June 2002. Portugal currently has one of the highest broadband penetration levels in Europe.

The “Information Society” programme was created in July, in due consideration of PT’s leading position as the info-communication group leader in Portugal and its intention to be an international benchmark operator in terms of efficiency, quality of service and shareholder value creation. The programme’s main objective is to co-ordinate PT Group involvement in national information society activities and direct initiatives ensuring coherence in terms of PT Group activities.

Culture and the Environment

Culture has been one of PT’s priorities in its sponsorship and fostering of the arts policy. This includes its award of literary prizes and support for important cultural events, particularly the D. Maria II National Theatre.

Related with both culture and social activities, reference should be made to the “Perpetual Movements” solidarity programme to promote the works of Carlos Paredes, in the music used by Customer Support, as well as in all PT internal network PABXs, in addition to its exclusive support for FENACERCI’s “Magic Firefly” gala event broadcast directly by RTP from the Lisbon Coliseu dos Recreios, during which donations were made by fixed service SMS in articulation with TMN.

Natural resources conservation and the minimisation of negative environmental impacts have been an area of constant concern in terms of the activities of PT companies as a whole.

Early 2003 was extremely important for fixed-network companies in environmental terms, insofar as the company succeeded in achieving Environmental Certification i.e. recognition by a professionally certified external entity that PT’s implementation of its Environmental Management System is in conformity with the ISO 14001 international standard.

Pursuant to the above, wireline business companies have continued to implement environmental activities based on the improvement of the Environmental Programme upon which its Environmental Management System is based, with the aim of actively benefiting the environment by minimising waste production, rationalising fuel consumption and respective pollutant emissions, rationalising electricity and water consumption and complying with the legal obligation to use halon. An Internal Environmental Audit, which identified improvements over 2002, was carried out to test and evaluate the performance and effectiveness of its Environmental Management System and level of fulfilment of its Environmental Programme.

PT also maintained its selective waste collection policy, by placing paper and toner baskets next to all of its equipment and entering into a collection agreement with the Lisbon City Council.

TMN, during this period, measured its base stations’ electromagnetic radiation levels in conformity with the dispositions of the respective Decree Law. Readings are currently being taken at stations located in more sensitive urban areas having the greatest psychological impact on local inhabitants, to obtain information on all stations’ radiation emissions. This information will be published on the TMN site for ANACOM, local councils and general public. Based on the principle of precaution, TMN is taking measures to ensure that all radiation levels are significantly below the established limits.

Vivo has taken several internal and external steps to sensitise diverse agents and public opinion movements, to environmental issues, particularly as regards the installation of base stations. Reference should also be made to the creation of an in-house taskforce as the management body for this issue for contacts with the public and the issue of opinions in light of ANATEL Resolution no. 303. Externally, reference should be made to PT’s intervention in general awareness campaigns, its approaches to regional and municipal authorities to achieve their support in the necessary negotiations, encouraging press coverage of related events, production of educational material comprising leaflets, folders and videos for distribution in awareness-related events and negotiations for the services of specialised impartial entities to include the production of radiation-related events, preparation of opinions and educational material.

Médi Télécom has also adopted the practice of camouflaging base station installations in particularly sensitive areas and using tree-type masts painted in the principal colour environment surrounds, in Morocco.

PT Multimedia continues to protect the environment by using a digital photography system for Group newspapers disabling all of the negative aspects of classical image development systems and consumption of paper with a high chemical content to be eliminated, using recycled paper for all corporate in-house documentation and exclusive use of black and white printing.

PT Group will, in the future, continue to evidence its concerns over pollutant equipment namely mobile telephone batteries and lightning arrestors which, at the end of their useful life, will be sent for processing purposes to competent bodies or their respective suppliers. All shops/stores will accept mobile phone batteries from interested customers.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section we present a detailed discussion and analysis of PT’s financial condition and business performance for the first half of 2003.

The following financial analysis should be read in conjunction with the consolidated financial statements and the Notes included elsewhere in this Report. The consolidated financial statements of Portugal Telecom are presented in Euros, and have been prepared in accordance with generally accepted accounting principles in Portugal (“Portuguese GAAP”).

On December 27, 2002 Portugal Telecom and Telefónica Móviles transferred 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil to Brasilcel. As a result, Portugal Telecom’s consolidated financial statement includes the proportional consolidation of 50% of Vivo’s consolidated financial statements (including TCO’s results of May and June). For comparative purposes pro-forma information for the first half of 2002 considering the proportional consolidation of 50% of Vivo’s results (including on a pro-forma basis TCO’s results of May and June 2002) and excluding the full consolidation of TCP’s results has also been presented.

During the first half of 2003, PT’s financial results by business segment have been prepared considering certain changes to its reportable segments, as compared to previous years, in line with management’s current view of PT’s businesses. The main changes in PT’s reportable segments made in the first quarter of 2003 were the following:

  Definition of a Wireline reportable segment including PTC and PT Prime, which in 2002 were reported as separate reportable segments, and also PTM.com which in 2002 was included in the Multimedia reportable segment up to September 30, 2002;

  In the Brazilian Mobile reportable segment, replacement of 100% of TCP’s results by the proportional consolidation of 50% of Vivo, following the incorporation of the 50/50 joint-venture with Telefónica Móviles at the end of 2002;

  In the Multimedia reportable segment: (i) exclusion of the results of PTM.com (which are now included in the Wireline reportable segment as described above); and (ii) inclusion of TV Cabo Audiovisuais in the Pay TV and Cable Internet sub-segment, which was previously included in Other Multimedia Operations.

During the first half of 2003, PT’s reportable segments are the following:

Wireline	Fixed Line Business – PTC Data and Corporate Business – PT Prime (plus Tradecom) ISP and Portals – PTM.com
Domestic Mobile	TMN
Brazilian Mobile	Vivo
PT Multimedia	Pay TV and Cable Internet – TV Cabo and TV Cabo Audiovisuais Audiovisuals – Lusomundo Audiovisuais and Lusomundo Cinemas Media – Lusomundo Media Other Multimedia Operations – PTM holding company
Other	Other businesses, PT holding company and instrumental companies

For comparative purposes, the results by segment of the first half of 2002 were reclassified to be presented according to the new reportable segments, except in relation to the Brazilian Mobile segment which continues to present 100% of TCP’s results.

Results of Operations

The Company’s consolidated operating revenues for the first of half 2003 amounted to Euro 2,725 million. Consolidated EBITDA for the same period amounted to Euro 1,074 million and consolidated operating income amounted to Euro 607 million. The Company’s consolidated net income amounted to Euro 143 million, equivalent to a decrease of 29.1% over the first half of 2002, and earnings per share amounted to Euro 0.11.

Consolidated Operating Revenues

Consolidated operating revenues for the first half of 2003 amounted to Euro 2,725 million, a decrease of 4.5% over the first half of 2002. Excluding the impact of the devaluation of the Brazilian Real, consolidated operating revenues would have increased by 9.2% amounting to Euro 3,114 million.

The breakdown of consolidated operating revenues by business segment is as set out below:

Euro million

	1H 2003 (1)	1H 2002 (2)	Δ	1H 2002 (3) Pro-forma	Δ Pro-Forma

Wireline	1,072.6	1,135.9	(5.6%)	1,135.9	(5.6%)
Services Rendered	1,056.1	1,120.3	(5.7%)	1,120.3	(5.7%)
Equipment Sales	16.5	15.6	5.8%	15.6	5.8%
TMN	624.6	605.2	3.2%	605.2	3.2%
Services Rendered	572.5	546.1	4.8%	546.1	4.8%
Equipment Sales	52.1	59.1	(11.8%)	59.1	(11.8%)
Vivo	588.7	734.1	(19.8%)	830.9	(29.1%)
Services Rendered	490.7	638.3	(23.1%)	723.9	(32.2%)
Equipment Sales	98.0	95.8	2.3%	107.0	(8.4%)
PT Multimedia	325.8	292.7	11.3%	292.7	11.3%
Services Rendered	262.0	229.3	14.3%	229.3	14.3%
Equipment Sales	63.8	63.4	0.6%	63.4	0.6%
Other	113.2	84.7	33.6%	84.7	33.6%
Services rendered and directories	111.3	80.6	38.1%	80.6	38.1%
Equipment Sales	1.9	4.1	(53.7%)	4.1	(53.7%)

TOTAL	2,724.9	2,852.6	(4.5%)	2,949.4	(7.6%)

(1)	Considering the proportional consolidation of 50% of Vivo.
(2)	Considering the full consolidation of TCP.
(3)	Pro-forma considering the proportional consolidation of 50% of Vivo, including on a pro-forma basis TCO's results of May and June 2002.

Wireline

Operating revenues of the wireline businesses amounted to Euro 1,073 million, a decrease of 5.6% over the first half of 2002, mainly due to continued weakness in the Portuguese economy and fixed-to-mobile cannibalization, which resulted in a 3.2% decrease in the number of access lines in service and a 4.7% decrease in the total volume of voice traffic compared to the first half of 2002.

TMN

Operating revenues of TMN amounted to Euro 625 million, an increase of 3.2% over the first half of 2002, on the back of customer growth (10.7%) and notwithstanding an 8.7% decrease in ARPU. Service revenues were up by 4.8% over the first half of 2003 and handset sales were down by 11.8%. Revenues from data services accounted for 8.3% of service revenues, a significant improvement over the 6.8% contribution occurred in the first half of 2002.

VIVO

The contribution from Vivo to PT’s consolidated operating revenues amounted to Euro 589 million, representing a decrease of 19.8% (29.3% on a pro-forma basis) over the first half of 2002, as a result of the 38.0% devaluation of the Brazilian Real. Excluding the impact of the devaluation of the Brazilian Real, the contribution from Vivo to PT’s consolidated operating revenues would have increased on a pro-forma basis by 14.2% to Euro 949 million. This growth reflects the strong market position of Vivo in the Brazilian market, continued focus on the most profitable segments of the market and the roll-out of new services.

PT Multimedia

PT Multimedia’s operating revenues amounted to Euro 326 million an increase of 11.3% on the back of a 22.3% revenue increase at TV Cabo. This performance was achieved notwithstanding a 7.2% drop in the advertising revenues of Lusomundo Media.

Consolidated operating costs

In the first half of 2003, the Company’s consolidated operating costs amounted to Euro 2,118 million, a decrease of 4.9% over the first half of 2002. Excluding the impact of the devaluation of the Brazilian Real, consolidated operating costs would have increased by 9.6%. The breakdown of consolidated operating costs by nature is as set out below:

Euro million

	1H 2003 (1)	1H 2002 (2)	Δ	1H 2002 (3) Pro-forma	Δ Pro-Forma

Wages and Salaries	348.9	349.0	(0.0%)	360.0	(3.1%)
Post Retirement Benefits	110.1	91.4	20.4%	91.9	19.8%
Costs of Telecommunications	296.7	329.8	(10.0%)	353.2	(16.0%)
Costs of Products Sold	205.5	227.8	(9.8%)	238.2	(13.7%)
Marketing and Publicity	65.4	55.2	18.5%	62.1	5.3%
Provision for Doubtful Receivables, Inventories and Other	54.7	90.9	(39.8%)	93.6	(41.6%)
General and Administrative Expenses	457.6	467.9	(2.2%)	486.3	(5.9%)
Depreciation and Amortization	467.5	497.8	(6.1%)	527.0	(11.3%)
Other Operating Costs	112.0	118.1	(5.2%)	125.2	(10.5%)

Total	2,118.4	2,227.9	(4.9%)	2,337.5	(9.4%)

(1)	Considering the proportional consolidation of 50% of Vivo.
(2)	Considering the full consolidation of TCP.
(3)	Pro-forma considering the proportional consolidation of 50% of Vivo, including on a pro-forma basis TCO's results of May and June 2002.

Wages and Salaries

Wages and salaries amounted to Euro 349 million, in line with the first half of 2002, notwithstanding the fact that this cost item was impacted by the in-sourcing of staff from franchised shops of Vivo and the consolidation of PrimeSys as from the second half of 2002. In the case of the Wireline businesses, which accounted for 47.5% of the total wages and salaries of the Company, there was a 4.6% decrease in this cost item over the first half of 2002. Overall, wages and salaries currently represent 12.8% of consolidated operating revenues, compared to 12.2% in the first half of 2002.

Post Retirement Benefits

Post retirement benefits amounted to Euro 110 million, an increase of Euro 19 million or 20.4% over the first half of 2002. This is primarily due to the increase in the interest cost component of post retirement benefits, resulting from the increase in unfunded liabilities as of December 31, 2002 which reached Euro 1,990 million, and also to higher charges resulting mainly from the amortization of actuarial losses deferred in previous years as a result of lower returns generated by the pension funds compared with the 6% return considered in the actuarial studies. Post retirement benefits accounted for 4.0% of consolidated operating revenues.

Costs of Telecommunications

Costs of telecommunications amounted to Euro 297 million compared to Euro 330 million in the first half of 2002, a decrease of 10.0% mainly due to lower volumes at PTC and lower fixed-to-mobile and mobile-to-mobile interconnection fees. Costs of telecommunications accounted for 10.9% of consolidated operating revenues.

Costs of Products Sold

Costs of products sold fell by 9.8% due to lower sales of terminal equipment (mainly mobile), which dropped 2.4% during the first half of 2003, and drop in unit prices. This cost item accounted for 7.5% of consolidated operating revenues.

Marketing and Publicity Costs

Marketing and publicity costs amounted to Euro 65 million, compared to Euro 55 million in the first half of 2002, corresponding to an18.5% increase. The increase of marketing and publicity costs reflects mainly the Euro 4 million increase of this cost item at TMN (as a result of increased advertising of new services, namely MMS and I9 - Inove) and Vivo (Euro 6 million, as a result of the launching of the new brand name and also the promotion of new services). This cost item accounted for 2.4% of consolidated operating revenues.

Provision for Doubtful Receivables, Inventories and Others

Provisions for doubtful receivables, inventories and others decreased 39.8% as a result of higher than expected level of collection of doubtful receivables, which had been provided for in previous years and the effect of the devaluation of the Brazilian Real in relation to the provisions booked by Vivo during the period. This cost item represents 2.0% of consolidated operating revenues.

General and Administrative Expenses

General and administrative expenses decreased by Euro 10 million, or 2.2%, to Euro 458 million, reflecting basically the effect of the devaluation of the Brazilian Real in Vivo. This cost item accounted for 16.8% of consolidated operating revenues.

Depreciation and amortization

Depreciation and amortization decreased by Euro 30 million to Euro 468 million, a decrease of 6.1% over the same period last year, reflecting basically the effect of the devaluation of the Brazilian Real in Vivo. Depreciation charges exceeded Capex, which amounted to Euro 220 million in the first half of 2003. This cost item accounted for 17.2% of consolidated operating revenues.

EBITDA

EBITDA decreased 4.3% as a result of the 38.0% devaluation of the Brazilian Real in the first half of 2003 and a lower contribution of the Wireline businesses for total PT Group EBITDA. Excluding the impact of the devaluation of the Brazilian Real, EBITDA would have amounted to Euro 1,215 million, equivalent to an 8.2% increase over the same period last year, as a result of the growth in TMN (Euro 31 million), Brazilian Mobile (Euro 72 million) and PTM (Euro 22 million).

The breakdown of EBITDA by business segment is as set out below:

Euro million

	1H 2003 (1)	1H 2002 (2)	Δ	1H 2003 (2) Margin	1H 2002 (3) Pro-Forma	Δ Pro-Forma

Wireline	460.9	501.1	(8.0%)	40.1%	501.1	(8.0%)
Excluding PRB (4)	569.8	591.1	(3.6%)	49.6%	591.1	(3.6%)
TMN	315.5	284.8	10.8%	44.1%	284.8	10.8%
Vivo	227.1	294.4	(22.9%)	38.6%	310.9	(27.0%)
PT Multimedia	56.8	35.0	62.0%	17.4%	35.0	62.3%
Other	13.8	7.2	92.2%	n.m	7.2	91.7%

Total EBITDA	1,074.1	1,122.5	(4.3%)	-	1,139.0	(5.7%)
EBITDA Margin	39.4%	39.4%	0.0p.p	39.4%	38.6%	0.8p.p

(1)	Considering the proportional consolidation of 50% of Vivo.
(2)	Considering the full consolidation of TCP.
(3)	Pro-forma considering the proportional consolidation of 50% of Vivo, including on a pro-forma basis TCO's results of May and June 2002.
(4)	Excluding post retirement benefits costs.

Wireline EBITDA in the first half of 2003 amounted to Euro 461 million, an 8.0% reduction over the first half of 2002. Notwithstanding the drop in volumes and a 21.0% rise in post retirement benefits, Wireline EBITDA margin in the first half of 2003 was 40.1%. Overall operating costs excluding D&A fell by 4.0%. Excluding the cost of post retirement benefits (Euro 110 million) EBITDA would have decreased by 3.6% (Euro 21 million) over the first half of 2002, whilst operating costs excluding D&A would have fallen by 7.0% and EBITDA margin would have reached 49.6%, a 1.1 p.p. improvement over the first half of 2002.

TMN’s EBITDA in the first half of 2003 rose by 10.8% to Euro 316 million, as a result of an increased customer base, lower subscriber acquisition costs (SAC’s) and an 11.7% drop in cash costs per user (CCPU). EBITDA margin in the period was 44.1%, a 3.9 p.p. improvement over the first half of 2002.

Vivo’s contribution in Euros to PT’s consolidated EBITDA in the first half of 2003 amounted to Euro 227 million, a decrease of 22.9% over Vivo’s pro-forma EBITDA contribution in the first half of 2002, due mainly to the 38.0% devaluation of the Brazilian Real. Excluding the impact of the devaluation of the Brazilian Real, Vivo’s EBITDA contribution would have increased on a pro-forma basis by 17.7%, underpinned mainly by customer growth. In spite of increased competition, Vivo’s EBITDA margin was 38.6% in the first half of 2003, an increase of 1.0 p.p. over the same period last year, achieved largely due to lower CCPU, which was down 5.6%.

PTM’s EBITDA amounted to Euro 57 million, an increase of 62.0% over the first half of 2002, and equivalent to a margin of 17.4%, a 5.4 p.p. improvement over the same period last year. The Pay-TV business (TV Cabo) posted an EBITDA of Euro 53 million, a rise of 71.1% over the first half of 2002, and an EBITDA margin of 25.6%, a 7.7 p.p. improvement over the same period last year. The media business (Lusomundo Media) is undergoing significant restructuring and its performance has also been impacted by the contraction of the advertising market. Notwithstanding, Lusomundo Media’s EBITDA amounted to Euro 2 million. EBITDA of the audiovisuals business in the first half of 2003 amounted to Euro 5 million, primarily from the contribution of cinema distribution and exhibition and sale of DVDs and video games.

Consolidated Net Income

Consolidated Net Income amounted to Euro 143 million in the first half of 2003, compared to Euro 203 million in the same period last year. Excluding curtailment costs (Euro 186 million, net of tax effect), net income for the first half of 2003 would have increased to Euro 330 million, 53.7% higher than in the same period last year.

In the first half of 2003, reconciliation between EBITDA and consolidated net income, is set out below:

Euro million except for earnings per share

	1H 2003(1)	1H 2002(2)	Δ	1H 2002(3) Pro-Forma	Δ Pro-Forma

EBITDA	1,074.1	1,125.5	(4.3%)	1,139.0	(5.7%)
D&A	(467.5)	(497.8)	(6.1%)	(527.0)	(11.3%)
Operating Income	606.6	624.7	(2.9%)	612.0	(0.9%)
Net Non-Operating Expenses	(346.7)	(321.2)	(7.9%)	(213.8)	62.2%
Income before Income Taxes	259.9	303.5	(14.4%)	398.2	(34.7%)
Provision for Income Taxes	(81.1)	(186.9)	(56.6%)	(196.2)	(58.7%)
Consolidated Net Income before Minotity Interests	178.7	116.6	53.2%	202.0	(11.5%)
Loss/(Income) applicable to Minority Interests	(35.2)	85.9	(141.0%)	47.3	n.m
Consolidated Net Income	143.5	202.5	(29.1%)	249.3	(42.4%)
Earnings per Share	0.11	0.16	(29.1%)	0.20	(42.4%)

(1)	Considering the proportional consolidation of 50% of Vivo.
(2)	Considering the full consolidation of TCP.
(3)	Pro-forma considering the proportional consolidation of 50% of Vivo, including on a pro-forma basis TCO's results of May and June 2002.

Net Non-Operating Expenses

Net non-operating expenses include basically net interest expenses, goodwill amortization, equity accounting in earnings of affiliated companies, net other financial income, net gains with the sale and disposal of fixed assets, curtailment and severance costs and extraordinary items.

Net interest expenses decreased from Euro 81 million in first half of 2002 to Euro 75 million in the first half of 2003. PT’s average cost of debt during the period was approximately 3.8%.

Net other financial income in the first half of 2003 amounted to Euro 81 million, compared to a negative Euro 53 million in the first half of 2002. This caption relates basically to: (i) increases in the fair value of certain foreign currency derivatives that had been previously used for hedging purposes; and (ii) a reduction in the provision to cover estimated losses on an equity swap with PTM shares, as a result of the increase in its share price during the first half of 2003.

Goodwill amortization in the first half of 2003 amounted to Euro 53 million, a decrease of 30.9% due mainly to the lower amortization of Vivo’s goodwill in the amount of Euro 25 million as a result of the impairment charge recorded by PT in year 2002 and the devaluation of the Brazilian Real.

Equity accounting in losses of affiliated companies in the first half of 2003 amounted to Euro 13 million, as compared with Euro 145 million in the same period last year. In the first half of 2003 this caption includes basically PT’s share in the losses of Médi Télécom amounting to Euro 15 million. The significant improvement in this caption over the same period last year (Euro 132 million) was mainly due to the fact that the investment in Global Telecom, which in year 2002 was recorded by the equity method of accounting, is now being fully consolidated by Vivo and accordingly proportionally consolidated by PT. There was also a decrease in the losses of Médi Télécom from Euro 30 million in the first half of 2002 to Euro 15 million in the first half of 2003, reflecting the 36.2% increase in operating revenues which resulted basically from the increase in Médi Télécom’s client base.

Net gains obtained with the sale and disposal of fixed assets amounted to Euro 37 million in the first half of 2003 compared to Euro 2 million in the same period last year. These gains include Euro 35 million related to the sale of a building in Lisbon to one of the pension funds covering PTC’s pension liabilities. The contribution of this asset to the pension funds generated an overall gain of Euro 65 million, but Euro 30 million, was deferred during the contract period.

Curtailment and severance costs associated with the work force reduction programs covering 1,445 employees amounted to Euro 278 million in the first half of 2003, compared to Euro 18 million in the same period last year.

Extraordinary items in the first half of 2003 amounted to Euro 60 million, mainly relating to a provision for other risks and costs recorded by PTM. The rationale of this provision lies, basically, on estimated losses on the value of fixed assets related with the restructuring of the IDTV business and the acceleration of the digitalization of the TV cable services. Additionally, this provision is also to cover for certain liabilities with third parties and losses on financial investments.

Provision for Income Taxes

PT recorded in the income statement an amount of income taxes of Euro 81 million, which includes the estimate of income taxes for the period amounting to Euro 144 million deducted by the recognition of additional deferred tax assets of Euro 63 million which includes Euro 60 million relating to tax losses carried forward at PTM from previous years which, based on current prospects the Company believes can be recovered over the next six years .

The estimate of income taxes for the period amounting to Euro 144 million includes Euro 130 million which is a non-cash item and was offset against a reduction of the same amount in the deferred tax assets recorded in 2002 relating to tax losses carried forward (Euro 931 million).

Excluding the initial recognition of deferred taxes by PTM during the first half of 2003, the effective tax rate would have been 54%, which is higher than the nominal tax rate of 33%. This effective tax rate resulted from the significant items included in income before taxes that are not subject to taxation, principally the goodwill amortization and the equity accounting in losses of affiliated companies (see Note 29 to the accompanying Consolidated Financial Statements).

Minority Interests

Income applicable to minority interests in the first half of 2003 amounted to Euro 35 million and relate basically to 50% of the minority interests related to the share of minority shareholders in the net income of Vivo’s subsidiaries (Euro 24 million). In the same period last year, the losses applicable to minority interests amounted to Euro 86 million and were basically related to the share of minority shareholders in the losses of TCP and PT Multimedia.

Financial Condition

Consolidated Balance Sheet

PT’s consolidated balance sheets as of June 30, 2003 and December 31, 2002 are as set out below:

Euro million

	June 30, 2003	December 31, 2002	Δ

Assets
Current Assets	4,648.0	4,850.9	(202.9)
Investments, net	457.7	376.4	81.3
Fixed Assets, net	4,449.8	4,575.8	(126.0)
Intangible Assets, net - others	3,363.9	2,968.7	395.2
Non-Current Deferred Taxes	806.3	877.3	(71.0)
Other Non-Current Assets, net	86.0	77.0	9.0

Total Assets	13,811.7	13,726.1	85.6

Liabilities	9,825.2	10,167.6	(342.4)
Current Liabilities	2,967.7	2,958.0	9.7
Medium and Long-Term Debt	4,721.2	5,219.1	(497.9)
Accrued Post Retirement Liabilities	1,246.2	1,061.5	184.7
Non-Current Deferred Taxes	363.3	359.0	4.3
Provisions for Other Risks and Charges	407.9	439.2	(31.3)
Other Liabilities	118.9	130.8	(11.9)

Shareholders' Equity	3,301.7	3,111.3	190.4
Minority Interests	684.8	447.2	237.6

Total Liabilities and Shareholders' Equity	13,811.7	13,726.1	85.6

Total assets amounted to Euro 13,812 million at the end of first half of 2003, an increase of Euro 86 million over the same period last year. This increase relates primarily to an increase in Intangible Assets of Euro 395 million, due to the impact of the appreciation of the Brazilian currency in the first half of 2003 (Euro 203 million) and the acquisition of a controlling position in the share capital of TCO (Euro 189 million). This increase was partially offset by the decrease in Current Assets of Euro 203 million (see Investment in Working Capital below) and the decrease in Non-Current Deferred Taxes of Euro 71 million which resulted primarily from the combined effect of the use of tax losses carried forward in previous years (Euro 130 million) and the recognition of additional deferred tax assets (Euro 63 million).

Total liabilities amounted to Euro 9,825 million as of June 30, 2003, a decrease of Euro 342 million compared to the same period last year. This reduction was mainly due to a decrease in Medium and Long Term Debt of Euro 498 million which was partially offset by the increase in Accrued Post Retirement Liabilities of Euro 185 million mainly related to the following items: (i) recording of curtailment costs of Euro 213 million related to work force reductions covering 1,445 employees; (ii) recording of costs of post retirement benefits for the period amounting to Euro 96 million; and (iii) payments to the pension funds, pre-retired salaries and PT ACS (healthcare) totalling Euro 125 million leading to a reduction of the same amount in this accrual.

PT’s net exposure (assets minus liabilities) to Brazil amounts to R$ 7,488 million (Euro 2,276 million at the Real/Euro exchange rate prevailing at the end of June 2003). The assets denominated in Brazilian Reais in PT’s balance sheet as of June 30, 2003 amounted to Euro 4,230 million, equivalent to approximately 31.0% of total assets.

As of June 30, 2003, shareholders' equity amounted to Euro 3,302 million, an increase of Euro 190 million as compared with December 31, 2002. A detailed reconciliation of this increase in shareholders’ equity is set out below:

Euro million

Shareholders’ Equity at December 31, 2002	3,111.3

Net Income of the period	143.5
Distribution of dividends	(200.7)
Distribution of results to employees	(4.8)
Currency translation adjustments	244.2
Other adjustments	8.2

Shareholders’ Equity at June 30, 2003	3,301.7

Δ Shareholders’ Equity	6,1%

Shareholders’ Equity increase in the first half of 2003	190.4

The positive currency translation adjustments of Euro 244 million relates primarily to the appreciation of the Brazilian currency during the period.

Investment in Financial Assets and Capital Expenditure

The breakdown of the Company’s total investment carried out in first half of 2003 was as set out below:

			Euro million

	1H 2003	1H 2002	Δ

Financial Assets	281.8	138.5	143.3
Capital Expenditures	219.8	382.0	(162.2)

Total	501.6	520.5	(18.9)

Investment in Financial Assets

The investment in financial assets (including goodwill) in the first half of 2003 amounted to Euro 282 million and was mainly related to the acquisition by Vivo through TCP of a controlling position in the share capital of TCO (Euro 231 million), the advance for a capital increase in Médi Télécom (Euro 21 million) and the acquisition of PTM shares in the stock market (Euro 19 million).

Capital Expenditure

Capital expenditure (“Capex”) has been falling consistently for the PT Group in line with the Company’s announced strategy of cash flow maximization. The Company’s Capex in first half of 2003 amounted to Euro 220 million, equivalent to 8.1% of revenues (13.4% in first half of 2002).

The breakdown of Capex by business segment, is as set out below:

			Euro million

	1 H 2003 (1)	1 H 2002(2)	Δ

Wireline	60.0	147.2	(59.2%)
TMN	71.8	133.7	(46.3%)
Vivo	41.4	37.6	10.1%
PT Multimedia	25.6	36.0	(28.9%)
Other businesses	21.0	27.5	(23.6%)

TOTAL	219.8	382.0	(42.5%)

(1)	Considering the proportional consolidation of 50% of Vivo.
(2)	Considering the full consolidation of TCP.

Capex for the Wireline businesses in the first half of 2003 decreased 59.2% to Euro 60 million, equivalent to a Capex to operating revenues ratio of 5.2%.

During the first half of 2003 TMN and Vivo were managed with Capex to operating revenues ratio of 10.0% and 7.0%, respectively. TMN’s Capex includes Euro 33 million relating to an amount paid to OniWay in connection with an agreement signed in 2002 between that company and the other three Portuguese mobile operators (including TMN). Excluding this investment, TMN’s Capex to operating revenues ratio would have been 5.4%.

Investment in Working Capital

During the first half of 2003, the investment in Working Capital amounted to Euro 272 million (Euro 250 million excluding TCO), compared to Euro 195 million in the first half of 2002, as set out below:

			Euro million

	June 30, 2003	December 31, 2002	Δ

Cash and cash equivalents	1,817.2	2,276.5	(459.3)
Current assets - operational (a)	1,631.2	1,451.6	179.6
Accounts receivable - trade (1)	1,111.2	1,011.3	99.9
Accounts receivable - others (2)	250.2	167.8	82.4
Inventories	132.5	149.8	(17.3)
Deferred costs and other current assets	137.3	122.7	14.6
Current assets - non-operational	1,199.6	1,122.8	76.8
Accounts receivables - others (3)	340.5	291.1	49.4
Deferred costs and other current assets	11.3	11.7	(0.4)
Deferred taxes	847.8	820.0	27.8

Total current assets	4,648.0	4,850.9	(202.9)

Short-term debt	1,071.3	1,094.4	(23.1)
Current liabilities - operational (b)	1,477.4	1,569.4	(92.0)
Accounts payable - trade (4)	522.5	651.2	(128.7)
Accounts payable - others (4)	340.9	436.1	(95.2)
Accrued cost	354.1	299.6	54.5
Taxes payable	101.3	70.5	30.8
Deferred income	158.6	112.0	46.6
Current liabilities - non-operational	419.0	294.2	124.8
Accounts payable - others (5)	150.3	25.8	124.5
Accrued cost	137.8	160.5	(22.7)
Taxes payable	3.1	0.6	2.5
Deferred income	89.8	63.1	26.7
Deferred taxes	38.0	44.2	(6.2)

Total current liabilities	2,967.7	2,958.0	9.7

Working Capital (a) - (b)	153.8	(117.8)	271.6
Investment in Working Capital	271.6	n.a.	n.a
Investment in Working Capital (excluding TCO)	250.5	n.a.	n.a

(1)	The increase in this caption results basically from the increase in accounts receivable in the Wireline segment.
(2)	This caption includes Euro 198 million related to advance payments of income taxes made by PT during 2002, which PT expects to recover in the short-term.
(3)	This caption includes Euro 34 million related to Debentures owned by TCO.
(4)	The decrease in this caption results basically from the reduction in accounts payable to trade suppliers (Euro 86 million) and to fixed assets suppliers (Euro 75 million).
(5)	This caption includes Euro 99 million related to PT’s proportion of the amount due by TCP in connection with the acquisition of TCO.

EBITDA minus Capex and Operating Cash Flow

The breakdown of EBITDA minus Capex by business segment is as set out below:

			Euro million

	1H 2003	1H 2002	Δ

Wireline	400.9	353.9	13.3%
TMN	243.7	151.1	61.3%
Vivo	185.6	256.8	(27.7%)
PT Multimedia	31.2	(0.9)	n.m
Other	(7.0)	(20.4)	(65.7%)

TOTAL	854.4	740.5	15.4%

PT’s domestic businesses in the first half of 2003 accounted for over 78% of the total EBITDA minus Capex, of which 46.9% relates to the Wireline businesses. Vivo contributed with 21.7% of EBITDA minus Capex in the first half of 2003.

The increase in EBITDA minus Capex in the period lead to an increase in Operating Cash Flow, in line with the Group’s stated strategy of maximizing cash flow.

The breakdown of the PT’s Operating Cash Flow is as set out below:

			Euro million

	1H 2003	1H 2002	Δ

EBITDA, excluding post retirement benefits	1,184.2	1 214.0	(29.8)
Non current increase in provisions	(5.6)	3.4	(9.0)
Investment in Working Capital,
excluding fixed assets supliers	(140.3)	(87.7)	(52.6)

Cash generated from operations	1 038.3	1 129.7	(91.4)

Capex	(219.8)	(382.0)	162.2
Investment in Working Capital (Capex related)	(110.2)	(107.7)	(2.5)

Payments to fixed assets suppliers	(330.0)	(489.7)	159.7

Operating Cash Flow	708.3	640.0	68.3

In line with PT’s stated focus on cash flow, the group generated Euro 708 million of Operating Cash Flow in the first half of 2003, resulting from Euro 1,038 million of cash generated by the operations of the Group deducted by Euro 330 million of payments made to fixed assets suppliers.

Operating Cash Flow in the first half of 2003

Consolidated Net Debt

The Company’s Consolidated Net Debt as of June 30, 2003 amounted to Euro 3,975 million and total indebtedness amounted to Euro 5,792. The breakdown of the Company’s Consolidated Net Debt as of June 30, 2003 and December 31, 2002 was as set out below:

				Euro million

	June 30, 2003%		December,31 2002%

Short term:	1,071.3	18.5	1,094.3	17.3
Convertible Bonds	450.5	7.8	-	-
Bond loans	-	-	285.1	4.5
Bank loans	433.4	7.5	257.3	4.1
Other loans	187.4	3.2	551.9	8.7

Medium and long term:	4,721.2	81.5	5,219.0	82.7
Convertible Bonds	550.0	9.5	1,059.0	16.8
Other bond laons	2,724.7	47.0	2,724.7	43.2
Bank loans	1,317.5	22.7	1,289.8	20.4
Other loans	129.0	2.2	145.5	2.3

Total indebtedness	5,792.5	100.0	6,313.3	100.0
Cash and cash equivalents	1,817.2	31.4	2,276.5	36.1

Net Debt	3,975.3	68.6	4,036.8	63.9

During the first half of 2003, Net Debt decreased by Euro 62 million, as follows:

Euro million

Net Debt at December 31, 2002	4,037.0

Operating Cash Flow	708.3
Interests paid during 2003	(153.7)
Acquisitions of financial investments (1)	(119.9)
Contributions to the Pension Funds and payments to Pre-retired and suspended employees	(105.8)
Income taxes paid during 2003 (2)	(34.6)
Other cash movement	(0.6)

Free Cash Flow	293.7

Gains obtained on certain foreign currency derivatives	49.6
Dividends paid during 2003	(200.7)
Impact of TCO consolidation	(51.7)
Translation effects of US$ and Real denominated debt	(29.2)

Net Debt reduction	61.7

Net Debt end at June 30, 2003	3,975.3

Percentage Net Debt reduction	1.5%

(1)	Includes basically PT’s 50% proportion in the acquisition by Vivo of a controlling position in TCO (Euro 59 million) and the advance for a future capital increase in Médi Télécom (Euro 21 million).
(2)	Includes Income taxes paid by foreign companies and Portuguese companies not included in tax consolidations of PT and PTM.

The Net Debt evolution in first half of 2003 was as set out below in the graphic:

Net Debt Evolution in the first half of 2003

As of June 30, 2003, 81.5% of PT’s total indebtedness is medium and long term as a result of the refinancing undertaken throughout 2001. As of June 30, 2003, 99.2% of PT’s consolidated net debt was at fixed rates and 82.5% was denominated in Euros, 4.6% in US Dollars and 12.2% in Brazilian Reais. All of the debt of PT’s Brazilian subsidiaries is either Real denominated or has been swapped into Reais. PT’s average cost of debt in the first half of 2003 was 3.8%, and the maturity of its loan portfolio is currently 4.4 years. At the date of this report, the only loans of PT with rating triggers (if PT is downgraded to below BBB+) are two EIB loans totalling Euro 150 million. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million of which Euro 142 million has been drawn down. The Company’s Consolidated Net Debt profile as of December 31, 2002, was as set out below:

		Millions

Maturity	Net Debt	Notes

2H 2003	-1,045.7	Net Cash position in 2003
1H 2004	614.8	Includes an Euro 450 million Exchangeable Bond
2H 2004	215.8	Includes an Euro 125 million bond
2005	1,266.1	Includes an Euro 585 million Eurobond (1)
2006	1,494.0	Includes an Euro 471 million Exchangeable Bond
		and an Euro 900 million Eurobond (1)
2007	129.8
2008	138.1
2009	951.6	Includes an Euro 880 million Eurobond (1)
2010	74.4
2011	65.0
2012	43.9
2013	27.5

Total	3,975.3

(1)	These amounts are net of the nominal value of outstanding Eurobonds and Exchangeable Bonds held by PT as marketable securities.

The Net Debt maturity in first half of 2003, as well as currency profile and the interest rate applicable was as set out below in the graphics:

NET DEBT PROFILE AS OF JUNE 30, 2003

Based on current market and business conditions, PT has no refinancing requirements for the second half of year 2003.

PT also continues to hold as marketable securities certain of its outstanding Eurobonds and Exchangeable bonds. As of June 30, 2003 PT holds, respectively, 2.51%, 10.05% and 12.05% of its 2005, 2006 and 2009 Eurobonds and also Euro 79 million of its 2006 Exchangeable Bond. These securities, which have a nominal value of Euro 315 million, were acquired by Euro 303 million.

PT’s gearing ratio (Net Debt/(Net Debt+Equity)) as of June 30, 2003 decreased to 54.6% compared to 56.5% at the end of year 2002. The net debt to annualised EBITDA ratio as of June 30, 2003 was 1.9 times and the EBITDA cover was 14.4 times.

BUSINESSES PERFORMANCE

Wireline

Operating revenues from the wireline businesses amounted to Euro 1,149 million in the first half of 2003, a decrease of 5.7% compared to the same period last year, mainly as a result of continued weakness in the Portuguese economy and fixed to mobile cannibalization. In the second quarter of 2003, operating revenues decreased by 3.0% when compared with the first quarter of this year.

EBITDA decreased 8.0% to Euro 461 million, equivalent to an EBITDA margin of 40.1% and corresponding to a 1.0 p.p. decrease over the first half of 2002. Excluding the cost of post retirement benefits, EBITDA would have decreased by 3.6% (Euro 21 million) over the first half of 2002 to Euro 570 million and EBITDA margin would have reached 49.6%.

Management has launched a new wave of cost rationalization in this business area, namely through a Workforce Reduction Program that has already covered 1,445 employees in the first half 2003. At the end of June 2003 the number of employees was 9.7 thousand, corresponding to 449 main lines per employee of the fixed line business.

Capex dropped 59.3% to Euro 60 million in the first half of 2003, equivalent to 5.2% of operating revenues, whilst maintaining the development of wireline infrastructures with state of the art technologies. Quality of service has also been maintained with a call completion rate of 99.9% and less than 4.9 faults per 100 access lines.

EBITDA minus Capex amounted to Euro 401 million, a 13.3% increase over the same period last year.

Fixed Line
At the end of June 2003 PT has successfully maintained a 92% market share of total minutes of outgoing traffic and a 95% market share of access lines. This performance has been achieved on the back of a successful customer retention and recovery strategy based on product differentiation, competitive offer in terms of pricing packages, innovation, CRM and quality of service.

The number of access lines in pre-selection increased to 304 thousand mainly due to a strong campaign by one competitor. Notwithstanding, and after three years of full liberalization, PT has consistently gained back market share of indirect access traffic, namely in domestic long distance and international calls and currently is estimated to have market shares of approximately 85%. At the end of June 2003 local and regional traffic market shares were 89% and 85%, respectively.

PT has updated its fixed telephone service tariffs as from February 21, 2003, with a line rental increase of 3.8% and decreases of 10.7% and 15.2% in regional and in domestic long distance calls, respectively. This corresponds to an annualized price basket decrease of 0.25%, thus fully complying with the 2003 price cap of CPI-2.75%, assuming a 2.5% inflation rate as per the Portuguese State Budget. The price cap was settled within the current Universal Service Pricing Convention. These changes in tariffs have represented a further rebalancing of fixed telephony’s prices and therefore enhancing PT’s competitive position in the domestic market.

New interconnection tariffs were put in practice as from March, 1, 2003. Compared to the first half of 2002, interconnection fees decreased 22.9%% for call termination, 26.9% for call origination and 15.6% for transit, to levels close to the European averages. Tariffs of wholesale leased lines were also updated representing an overall average decrease of the leased lines wholesale price basket of 16.8% compared to the first half of 2002.

ADSL wholesale service has increased significantly with 109 thousand ADSL connections at the end of June 2003, compared with 53 thousand connections at the end of 2002 and 7 thousand at the end of June 2002. PT’s subsidiaries accounted for an 82% market share of the ADSL retail market at the end of June 2003.

In the first half of 2003, the number of access lines in service decreased 3.2% as compared to the same period last year to 4.1 million lines. Net disconnections stood at 63,100, a drop of 27.2% over the first half of 2002, reflecting an increased focus towards customer retention. ISDN penetration continued to increase to 20.1% of total equivalent main lines, whilst voice mail boxes penetration stands at 29.0%.

Total fixed network traffic in minutes decreased 6.8% over the first half of 2002 mainly due to mobile substitution, a more challenging economic environment, higher take-up of broadband products and also due to an increased use of alternative infrastructures by the competition and mobile operators. In the second quarter of 2003, total traffic decreased 2.6% when compared with the first quarter.

In the first half of 2003, retail traffic increased 0.9% year on year. Domestic fixed-to-fixed traffic decreased 7.3% in the first half of 2003 compared to a 17.6% drop in the first half of 2002 and a 7.4% reduction in both the second half of 2002 and in the first quarter of 2003. In the second quarter of 2003 domestic fixed-to-fixed traffic decreased 7.2% year on year. Minutes of usage of originated traffic per line per day decreased 4.3% to 10.3 minutes. Measured in terms of minutes per access line, domestic fixed-to-fixed traffic dropped 3.9% over the first half of 2002 to 4.0 minutes.

Wholesale traffic posted a 12.0% drop in the first half of 2003 impacted by a strong Internet access traffic drop of 18.6%, in great part due to the migration of heavy users to the broadband service, and a greater number of competitors using their own infrastructures.

ARPU in the first half of 2003 was Euro 32.5 representing a 4.4% decrease over the Euro 34.0 posted in the first half 2002, reflecting lower usage and price decreases mainly in domestic long distance and interconnection.

Besides a new wave of cost rationalization, Management has launched several initiatives as part of an ongoing effort to “reinvent” the wireline business and aimed at improving customer retention and loyalty, increasing usage of the fixed network, enhancing market competitiveness and upgrading the value proposition of the service to customers. These initiatives are being carried out under a program of “Wireline Business Reinvention” and include several new pricing packages, bundle offers including traffic, terminal equipment with new features, including SMS, an aggressive promotion of ADSL and new distribution schemes and concepts.

As of June 30, more than 160,000 of PT’s wireline customers had signed up to traffic packages, 71,000 of which during the month of June. The SMS enabled handsets are more than 50,000.

Data and Corporate
PT has currently a market share of more than 80% in the corporate data and integrated solutions market in Portugal. In data and corporate businesses division corporate Internet capacity sales climbed by 209.1% compared to the same period last year, due to the expansion of ADSL. The number of broadband connections, based on the ATM network also rose 104%. Data communications capacity climbed 18.4% and frame relay accesses increased 10.5%. Leased lines capacity to end-users increased 6.8% and leased line digital capacity reached 92.4% of the total leased line capacity.

ISP and Portals
In ISP and portals businesses division active dial-up customers at the end of June 2003 reached 137 thousand, a decline of 17.1% over the first half of 2002, reflecting the strong growth of broadband. The dial-up customer base generated 13.3 million hours of Internet traffic during the first half of 2003. PT’s Sapo portal posted 211 million page views, an increase of 15.6% over June 2002, and 2.4 million unique visitors per month in June 2003.

At the end of the first half of 2003 there were 87.9 thousand ADSL retail customers compared to 5.0 thousand in the same period last year and corresponding to a market share of 82.3%. In the first half of 2003 were added 45.4 thousand retail ADSL customers, of which 26.5 thousand in the second quarter. PT is strongly promoting a bundle offer called “PT 1ª Vez ADSL” comprising a fixed line access for ADSL customers that still do not have it and has sold approximately 5,000 of these products as of June 30.

TMN

The mobile business in Portugal posted a 6.3% growth in customers in the last twelve months, totalling 8.63 million active customers at the end of June, equivalent to a penetration rate of 83.5%. TMN reinforced its market leadership with 52.2% of active customers.

TMN had 4.5 thousand active customers as of June 30, 2003, a 10.7% increase over the end of the first half last year, having added 79 thousand customers in the first half of 2003. Approximately 29% of TMN’s net additions were post-paid customers. The increased focus on customer loyalty and customer retention led to a 39.9% increase in the number of customer upgrades, which totalled 146 thousand in the first half 2003.

Whilst total churn remained stable at 24.1% (7.4% excluding internal churn), the average minutes of usage (“MOU”) in the first half of 2003 posted a 7.3% decrease to 120 minutes, compared to 129 minutes in the same period of 2002, mainly driven by a drop in MOU of prepaid customers. In the second quarter MOU increased 2.7% over the first quarter of 2003. The number of SMS messages in the first half of 2003 increased 18.0% to 657 million, corresponding to approximately 51 messages per month per active SMS user. The number of active SMS users reached 46.4% of the total customer base, a 2.5 p.p. improvement over the first half of 2002.

MMS activated handsets at the end of the first half of 2003 were 14 thousand. Video services based on MMS were recently launched. TMN also continued to upgrade its product portfolio and differentiation with the launch of new services, like “Kolmi”, a pre-defined message to ask for a reply call. The number of GPRS handsets reached 256 thousand and 20.8% are active users.

_________________________
3 Source: ANACOM and TMN.

In June TMN launched the multimedia mobile portal I9 - Inove. This is an innovative and user-friendly mobile product that optimizes the current capacities of the GSM-GPRS. I9 allows a faster, cheaper and easier access to a wide range of services and contents, namely Java games, contents of the three national free of air TV channels, messaging services and, in exclusive, goals in video. Contents also include TV Cabo programming guide and the first m-commerce service in Portugal: the Lusomundo ticketing service.

ARPU in the first half of 2003 was Euro 24.7, compared to Euro 27.0 in the first half of 2002, equivalent to an 8.7% reduction. The interconnect bill posted a 19.4% drop as a result of the 24.3% and 17.6% cuts in mobile-to-mobile and fixed-to-mobile interconnection fees, respectively, compared to the first half of 2002. The average customer bill decreased 3.8% to Euro 17.8 due to the reduction in the average minutes of usage resulting from challenging economic conditions. ARPU in the second quarter posted a 4.7% increase over the first quarter of this year to Euro 25.2.

Operating revenues of TMN increased 0.9% to Euro 715 million. Service revenues increased 2.4% whilst revenues from handset sales decreased 14.4%. Revenues from data services, namely SMS and WAP services, accounted for 8.3% of service revenues in the first half of 2003, a 1.5 p.p. improvement over the first half of 2002.

TMN increased its tariffs across the board by approximately 3% as from May 1, 2003. SMS services tariffs increased by between 2.4% and 3%, but the tariffs of remaining data services including WAP, GPRS and MMS remained unchanged.

SACs in the first half of 2003 stood at Euro 72.1, down from Euro 74.7 in the same period of last year as a result of reduced subsidization. CCPU dropped 11.7% to Euro 12.4 compared to the same period of 2002 reflecting cost control initiatives. ARPU minus CCPU in the first half of 2003 was Euro 12.3, a 5.5% decrease over the same period last year.

EBITDA amounted to Euro 316 million, a 10.8% increase over the first half of 2002, equivalent to an EBITDA margin of 44.1% level which represents a 3.9 p.p. improvement.

Capex in the period totalled Euro 72 million, including Euro 33 million relating to the acquisition of certain intangible assets including additional spectrum from OniWay. Excluding this investment, TMN’s Capex-to-sales ratio in the first half of 2003 would have reached 5.4% of revenues, a 13.5 p.p. decrease over the first half of 2002. Capex was mainly directed towards expansion of network capacity and coverage, improvement of quality of service and customer care.

EBITDA minus Capex amounted to Euro 244 million, a 61.3% increase over the first half of 2002. TMN had 1,119 employees at the end June 2003 and 4,026 customers per employee, representing a 19.4% improvement over the same period of 2002.

Vivo

Following the acquisition and consolidation of TCO (after May 1, 2003), Vivo had more than 17.5 million customers at the end of June 2003. Post-paid customers totalled 4,678 thousand, representing 26.7% of Vivo’s total customer base. The average market share in the regions where Vivo operates stood at around 59%, despite the aggressive competition mainly from TIM and Ói. Considering the consolidation of TCO in May and June, Vivo’s blended average MOU was 97 minutes and ARPU was R$ 39. The ARPU minus CCPU amounted to R$ 18.

Operating revenues and EBITDA, stated in Brazilian Reais, amounted to R$ 4,168 million and R$ 1,608 million respectively. EBITDA margin stood at 38.6%. Capex totalled R$ 293, equivalent to 7.0% of revenues, and accordingly EBITDA minus Capex reached R$ 1,314 million.

Excluding TCO, Vivo would have posted an increase in its customer base of 13.6% to 14,190 thousand, whilst MOU dropped 8.3% and ARPU 5.0%, reflecting Brazilian’s challenging economic environment and an higher weight of pre-paid in the customer mix. Operating revenues would have increased 11.6% to R$ 3,752 million and EBITDA 10.9% to R$ 1,419 million in the first half of 2003. Vivo’s Capex would have dropped 24.0% to R$ 270 million, and EBITDA minus Capex would have grown 24.2% over the same period last year.

In terms of contribution to PT Group results in Euros (considering the consolidation of 50% of Vivo including two months of TCO), operating revenues amounted to Euro 589 million, a decrease of 28.8% compared to the first half of 2002 on the same basis (pro-forma). EBITDA decreased 27.0% to Euro 227 million. EBITDA minus Capex decreased 23.6% to Euro 186 million. Vivo accounted for 21.6% of PT’s revenues, 21.1% of EBITDA, 21.7% of EBITDA minus Capex and 10.0% of PT’s gross debt. PT’s net exposure (assets minus liabilities) to Brazil amounts to R$ 7,488 million (Euro 2,276 million at the Real/Euro exchange rate prevailing at the end of June 2003), corresponding to 16.5% of PT’s total assets, over 94% of which is accounted for by the PT’s 50% investment in Vivo.

PT Multimedia

PTM’s operating revenues amounted to Euro 326 million in the first half of 2003, an 11.2% increase over the first half of 2002. Approximately 57.9% of PTM’s revenues are subscription based and 12.5% are advertising revenues. EBITDA rose 62.0% to Euro 57 million, equivalent to an EBITDA margin of 17.4% and corresponding to a 5.4 p.p. improvement over the same period last year, underpinned by strong pay TV and broadband customer growth, ARPU pick-up and lower programming costs.

PTM’s Capex decreased 28.9% in the first half of 2003 to Euro 26 million, equivalent to 7.8% of revenues. EBITDA minus Capex increased from negative Euro 1 million in the first half of 2002 to Euro 31 million in the first half of 2003. TV Cabo contributed Euro 53 million of EBITDA and Euro 32 million of EBITDA minus Capex.

Pay-TV and Cable Internet – TV Cabo
TV Cabo has already passed 2,423 thousand homes. Approximately 88% of the homes are equipped with interactive capabilities. TV Cabo added 61 thousand clients in the first half, reaching 1,368 thousand pay-TV customers (1,053 thousand cable and 315 thousand DTH) at the end of June 2003, a 11.1% increase over the same period last year, and equivalent to an estimated market share of 84%. The number of subscribers of the premium services increased 20.2% to 986 thousand, equivalent to a pay to basic ratio of 72.1% which compares to 66.6% in the first half of 2002. Pay-TV ARPU reached Euro 19.8, a 4.9% increase over Euro 18.8 booked in the first half last year.

The take up of the broadband internet access service using cable modem (Netcabo) is progressing well and at the end of June 2003 TV Cabo already had 180 thousand customers, equivalent to an estimated market share of 50% of the broadband market in Portugal. Approximately 39 thousand Netcabo customers were added in the first half of 2003. The penetration of the Internet service among cable TV subscribers stands at 17%.

TV Cabo blended ARPU in the first half of 2003 was Euro 23.4, representing an increase of 11.4% over the first half last year. Operating revenues amounted to Euro 208 million and EBITDA amounted to Euro 53 million, an increase of 20.2% and 71.1%, respectively, over the first half of 2002. EBITDA margin in the first half of 2003 (including the consolidation of TV Cabo Audiovisuais and Premium TV) was 25.6%, representing a 7.6 p.p. improvement over the first half last year. This was achieved as a result of an effective cost control and renegotiation of programming costs.

TV Cabo increased the basic package tariff by approximately 5% as from May 1, 2003 and will increase Sport TV subscription tariff by 6% as from September 1, 2003. The tariffs of the remaining premium services will be updated in the fourth quarter of 2003.

Capex in the first half of 2003 decreased 34.1% to Euro 21 million, equivalent to 10.2% of revenues. The fall in Capex was achieved by a significant cut in investments in the interactive TV project and increased preference of customers to buy terminal equipment as opposed to renting. EBITDA minus Capex in the first half of 2003 was positive and amounted to Euro 32 million compared to negative Euro 1 million in the first half of 2002.

Audiovisuals – Lusomundo Audiovisuais
In the first half of 2003 Lusomundo sold 4.2 million cinema tickets in Portugal and launched 37 new titles. On April 9, 2003 PT Multimedia signed an agreement with Warner Bros. Entertainment to acquire the remaining 50% of Warner Lusomundo chain of multiplex cinemas in Portugal.

Video games revenues decreased 34.0% over the first half of 2002, reflecting the economic environment, but video revenues increased 3.5% due to cross promotions with Group’s newspapers.

Lusomundo Audivisuais (including Lusomundo Cinemas) operating revenues amounted to Euro 50 million in the first half of 2003, representing a 7.8% decrease over the same period last year. EBITDA reached Euro 5 million, a decrease of 39.3% over the first half of 2002 and equivalent to an 9.6% margin. Capex in the period totalled Euro 3 million, equivalent to 5.2% of revenues.

Media - Lusomundo Media
Jornal de Notícias is the leading daily Portuguese newspaper, with a circulation of 105 thousand. Diário de Notícias, another daily newspaper owned by Lusomundo, is aiming to improve its market position and recently relaunched its graphics and design as well as its editorial content. The tabloid newspaper 24 Horas increased average circulation by 44.6%. The Portuguese version of National Geographic magazine has been successful, with an average circulation of 76.2 thousand copies in the first half of 2003, consolidating its presence in the market.

Lusomundo Media posted operating revenues of Euro 72 million in the first half of 2003, a 14.6% increase over the first half of 2002. The first half of 2003 was particularly weak in terms of advertising revenues, which contracted 11.0% compared to the same period last year, but was largely offset by increased newspapers circulation and product sales promotions.

Lusomundo Media’s EBITDA increase from Euro 1 million in the first half of 2002 to Euro 2 million in the first half of 2003, reflecting the successfully implementation of the cost cutting programme. Capex in the period totalled Euro 1.5 million, equivalent to 2.1% of revenues.

Other Operations

At the end of June 2003, Médi Télécom in Morocco, 31.34% owned by PT, had 1,763 thousand customers, representing a 41.4% market share. The prepaid customers accounted for 92.5% of total customers of Médi Télécom. The ARPU of Médi Télécom in the first half of 2003 was Euro 13. Operating revenues amounted to Euro 131 million, an increase of 36.2% over the first half of 2002. EBITDA amounted to Euro 31 million, compared to Euro 4 million in the first half of 2002. Capex amounted to Euro 46 million, a 13.2% reduction over the first half last year.

PT reports its investment in Médi Télécom using the equity method of accounting. Its contribution in the first half of 2003 was negative Euro 15 million and was included in the income statement under “Equity in Losses/Earnings of Affiliated Companies”.

Mascom in Botswana, in which PT held at the end of the first half of 2003 50% plus one share economic and voting interest, had 290 thousand customers at the end of June 2003, an increase of 11.1% over the first half of 2002. Mascom has a market share of approximately 71.0% and prepaid customers account for 96.7% of its total customer base. The ARPU of Mascom was Euro 16. Operating revenues amounted to Euro 28 million, an increase of 3.8% over the first half of 2002. EBITDA amounted to Euro 12 million, a 33.1% increase over the first half of 2002, equivalent to a margin of 43.9%, a 9.6 p.p. improvement over the first half last year. Capex amounted to Euro 4 million. In the first half of 2003 PT reports this investment on a fully consolidated basis under “Other”.

On July 7, 2003, PT reached an agreement with Citizens for the sale of its stake in Mascom, for Botswana Pulas 250 million, equivalent to approximately Euro 44 million. Mascom will no longer be consolidated in PT accounts. Despite the sale, PT will continue to provide consulting services to Mascom’s management under the scope of the existing Management Agreement.

PROSPECTS FOR THE SECOND HALF

The first recovering signs from the Portuguese and European economies, the results reached in the first half and the recent operational information, provide us basis for future optimism for the second half of 2003 and the accomplishment of the targets for 2003 announced at our Investor Day.

In the wireline business, with regard to macroeconomic changes, slowdown of the effects from the fixed-to-mobile substitution, once the mobile is getting into a high penetration level, and from the consume stimulation actions that are being developed, we expect a slightly recovering of traffic volumes and a lower revenues decrease. The focus on Opex and Capex rationalization and the impact of employees reduction already occurred in the first half, will allow a strong cash generation in this business area and will increase the EBITDA minus Capex indicator over last year.

In TMN, despite the regulatory pressure to cut interconnection fees, there are positive signs in the recover of MOUs and ARPUs, which allow a favourable evolution in the second half, on top of normal seasonality effects. PT’s focus for this business area is to maintain a strong leadership in this market, retaining the loyalty of its customers through the launch of new services and innovative products and to a tight cost control allowing progressively margins improvement.

In Brazil, the return of the investments made will be from the improvements of Vivo’s operating and financial efficiency, the joint venture with Telefónica, draw on economies of scale and synergies deriving from the dimension and size relative to the second place operator. The contribution from Vivo for the potential of future PT growth is extremely significant.

In PTM , there are in place initiatives to increase the margins generated by its different business areas, in particular by taking full advantage of its infrastructure and its strong position in the Pay-TV area. The intention is to increase penetration and premium products, such as broadband Internet, reducing programming costs and simplifying all operating structures. These actions have already impacted PTM’s performance in the first half and will continue to increase.

In terms of its debt and financial structure, PT’s strategy will continue to be based on improving its ratios through the application of conservative cost and currency exposure management. There are now conditions to reach by the end of the year the net debt target announced at our Investor Day of Euro 3,250 million. The solid financial position of PT is a significant competitive advantage in the sector.

The creation and distribution of additional value to shareholders will be PT’s priority. Therefore we will propose in the next Annual General Meeting of Shareholders a dividend of Euro 20 to 22 cent, along with our objectives of increasing progressive and sustainable the returns to shareholders.

Lisbon, August 28, 2003.

The Board of Directors

CONSOLIDATED FINANCIAL STATEMENTS

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2003 AND 2002 AND DECEMBER 31, 2002

(Amounts stated in Euros - € and U.S. Dollars - US$)

		June 30,			December 31,

	Notes	2003	2003	2002	2002

		US$	EURO	EURO	EURO
Current Assets:
Cash and cash equivalents		162,924,434	141,648,786	586,561,010	353,403,303
Short-term investments and cash equivalents	5	1,927,213,373	1,675,546,316	726,447,212	1,923,104,592
Accounts receivable-trade, net:
Third parties	6	1,278,147,774	1,111,239,588	1,137,445,484	1,011,342,161
Accounts receivable-other, net:
Third parties	7	638,603,029	555,210,423	307,460,329	426,708,657
Affiliates	7	40,767,312	35,443,672	32,221,812	32,227,918
Inventories, net	8	152,401,124	132,499,673	126,567,641	149,783,875
Deferred taxes	29	975,128,144	847,790,075	483,073,373	819,956,480
Prepaid expenses and other current assets	9	170,903,194	148,585,632	137,672,821	134,391,528

Total current assets		5,346,088,384	4,647,964,165	3,537,449,682	4,850,918,514

Investments, net	10	526,478,999	457,728,220	1,785,642,013	376,352,728
Fixed Assets, net	11	5,118,154,576	4,449,795,319	4,901,114,142	4,575,816,650
Intangible Asset - Post Retirement Benefits		-	-	732,851,708	-
Intangible Assets, net - Other	12	3,869,177,362	3,363,917,025	4,383,466,630	2,968,745,919
Non-Current Deferred Taxes	29	927,395,302	806,290,473	356,304,127	877,309,675
Other Non-Current Assets, net	7	98,869,189	85,958,260	273,486,284	76,983,094

Total assets		15,886,163,812	13,811,653,462	15,970,314,586	13,726,126,580

Current Liabilities:
Short term debt and current portion of
medium and long-term debt	13	1,232,205,640	1,071,296,853	1,067,213,891	1,094,355,815
Accounts payable-trade:
Third parties		600,981,846	522,502,040	493,388,992	658,789,961
Affiliates		16,140,436	14,032,721	8,862,803	1,402,427
Accounts payable-other:
Third parties	14	531,556,843	462,142,969	517,327,029	450,620,085
Affiliates		17,300,234	15,041,066	5,268,180	2,288,607
Accrued expenses	15	565,811,260	491,924,239	481,929,024	460,165,628
Taxes payable	16	120,043,879	104,367,831	160,853,984	71,074,053
Deferred taxes	29	43,675,473	37,972,068	617,322,310	44,220,045
Deferred income	17	285,696,615	248,388,641	196,128,304	175,080,091

Total current liabilities		3,413,412,226	2,967,668,428	3,548,294,517	2,957,996,712

Medium and Long-Term Debt	13	5,430,307,048	4,721,185,053	5,007,795,594	5,219,107,667
Accrued Post Retirement Liability	30.3	1,433,411,038	1,246,227,646	1,806,385,861	1,061,457,264
Deferred Income - Investment Subsidies	3.k)	51,684,160	44,934,933	65,051,486	51,067,354
Deferred Income - Post Retirement Benefits		-	-	18,722,045	-
Non-Current Deferred Taxes	29	417,839,204	363,275,260	10,794,807	359,050,453
Other Non-Current Liabilities	18	554,269,262	481,889,464	1,200,577,341	518,941,416

Total liabilities		11,300,922,938	9,825,180,784	11,657,621,651	10,167,620,866

Minority Interests	19	787,633,170	684,779,317	827,451,073	447,181,484

Shareholders' Equity:
Share capital	20	1,442,678,607	1,254,285,000	1,254,285,000	1,254,285,000
Capital issued premium	20	105,478,966	91,704,891	2,149,565,000	2,149,565,000
Treasury shares		-	-	(1,079,089)	-
Legal reserve	20	165,840,767	144,184,287	144,184,287	144,184,287
Other reserves and retained earnings		4,244,550,792	3,690,271,946	1,436,782,874	1,438,650,337
Cumulative foreign currency translation adjustments		(2,325,988,339)	(2,022,246,861)	(1,701,011,196)	(2,266,416,192)
Net income		165,046,911	143,494,098	202,514,986	391,055,798

Total equity		3,797,607,704	3,301,693,361	3,485,241,862	3,111,324,230

Total liabilities and shareholder's equity		15,886,163,812	13,811,653,462	15,970,314,586	13,726,126,580

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE SIX MONTHS PERIODS
ENDED JUNE 30, 2003 AND 2002

(Amounts stated in Euros - € and U.S. Dollars - US$)

		2003		2002

	Notes	US$	EURO	EURO

Operating Revenues:
Services rendered	21	2,787,732,493	2,423,693,699	2,545,041,376
Sales of merchandise and products	21	267,082,098	232,204,919	238,005,704
Telephone directories	21	79,422,207	69,050,780	69,564,758

Total operating revenues		3,134,236,798	2,724,949,398	2,852,611,838

Operating Costs and Expenses:
Wages and salaries	22	401,312,585	348,906,786	348,956,904
Post retirement benefits	30.4	126,666,362	110,125,510	91,439,590
Costs of telecommunications	23	341,289,091	296,721,519	329,809,762
Subsidies		(12,131,823)	(10,547,577)	(15,291,931)
Maintenance and repairs		70,950,870	61,685,681	67,587,851
Own work capitalized		(30,966,761)	(26,922,936)	(59,263,560)
Raw materials and consumables		37,134,767	32,285,487	51,422,056
Costs of products sold		236,327,469	205,466,414	227,794,617
Telephone directories		52,515,809	45,657,980	46,215,608
Marketing and publicity		75,189,414	65,370,730	55,151,382
Concession rent	1	-	-	8,211,307
General and administrative expenses	24	526,318,913	457,589,039	467,929,124
Provisions for doubtful receivables, inventories and other	28	62,901,347	54,687,313	90,862,917
Other net operating income		(29,436,961)	(25,592,907)	(20,986,101)
Taxes other than income taxes		40,722,745	35,404,925	40,256,337

Total operating costs and expenses		1,898,793,827	1,650,837,964	1,730,095,863

Operating Income Before Depreciation and Amortization		1,235,442,971	1,074,111,434	1,122,515,975
Depreciation and amortization	11 and 12	537,751,944	467,529,077	497,827,185

Operating Income		697,691,027	606,582,357	624,688,790

Other Expenses (Income):
Interest expenses		276,975,639	240,806,502	224,590,268
Interest income		(191,157,108)	(166,194,669)	(143,379,039)
Foreign currency exchange gains, net		(18,507,330)	(16,090,532)	(33,669,901)
Other net financing (income)/losses	25	(93,565,952)	(81,347,550)	52,893,995
Goodwill amortization	12	60,642,930	52,723,813	76,300,189
Equity in losses of affiliated companies, net	10	14,980,715	13,024,444	144,744,547
Net gains on sales and disposals of fixed assets, net	26	(42,926,404)	(37,320,817)	(1,855,879)
Work force reduction program costs	30.4	319,766,995	278,009,907	17,864,050
Other net non-operating expenses		3,562,962	3,097,689	20,144,732
Extraordinary items	27	69,012,189	60,000,164	(36,429,529)

Income Before Income Taxes		298,906,391	259,873,406	303,485,357
Income taxes	29	(93,321,430)	(81,134,959)	(186,853,084)

Consolidated Net Income Before Minority Interests		205,584,961	178,738,447	116,632,273
Loss / (income) applicable to minority interests	19	(40,538,050)	(35,244,349)	85,882,713

Consolidated Net Income		165,046,911	143,494,098	202,514,986

Earnings per Share and ADS (USD/EUR)		0.13	0.11	0.16

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEAR ENDED
DECEMBER 31, 2002 AND FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2003

(Amounts stated in Euros)

	Share capital	Capital issued premium	Own shares	Legal reserve	Other reserves	Cumulative foreign currency translation adjustments	Retained earnings

Balances as of December 31, 2001	1,254,285,000	2,149,565,000	-	128,814,507	1,935,039,113	(944,948,774)	144,028,261

Earnings allocated to reserves	-	-	-	15,369,780	-	-	(15,369,780)
Foreign currency translation adjustments (Note 3.s)	-	-	-	-	-	(1,321,467,418)	-
Gains on the sale of own shares	-	-	-	-	(2,400,223)	-	-
Dividends paid	-	-	-	-	-	-	(125,428,500)
Provision for impairment	-	-	-	-	-	-	(500,000,000)
Other adjustments	-	-	-	-	87,358,287	-	(84,576,821)
Net income - 2002	-	-	-	-	-	-	391,055,798

Balances as of December 31, 2002	1,254,285,000	2,149,565,000	-	144,184,287	2,019,997,177	(2,266,416,192)	(190,291,042)

Distribution of profits to employees	-	-	-	-	(4,794,502)	-	-
Capital issued premium alocated to retained earnings (Note 20)	-	(2,057,860,109)	-	-	-	-	2,057,860,109
Foreign currency translation adjustments (Note 3.s) (1)	-	-	-	-	-	244,169,331	-
Gains on the sale of own shares	-	-	-	-	(276,767)	-	-
Dividends paid	-	-	-	-	(200,685,600)	-	-
Other adjustments (2)	-	-	-	-	47,865,740	-	(39,403,169)
Net income - first half of 2003	-	-	-	-	-	-	143,494,098

Balances as of June 30, 2003	1,254,285,000	91,704,891	-	144,184,287	1,862,106,048	(2,022,246,861)	1,971,659,996

(1)	The movement in this caption results primarilly from the translation of the Brazilian investments (approximately € 240.6 million).
(2)

The adjustment made to other reserves and retained earnings, correspond basically to a transfer between both captions, representing the difference between the 2002 results of the subsidiary and affiliated companies considered in the preparation of the Company's consolidated financial statements and the dividends distributed by these entities during the first half of 2003, amounting to € 39,403,169.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS PERIODS
ENDED JUNE 30, 2003 AND 2002

(Amounts stated in Euros)

	2003		2002

	US$	EURO	EURO

OPERATING ACTIVITIES:
Collections from clients	3,580,232,160	3,112,704,017	3,025,570,069
Payments to suppliers	(1,821,457,882)	(1,583,601,010)	(1,421,049,091)
Payments to employees	(428,092,479)	(372,189,601)	(394,158,247)

Cash flow from operations	1,330,681,799	1,156,913,406	1,210,362,731

Payments relating to income taxes	(38,366,182)	(33,356,096)	(75,235,477)
Others payments relating to operating activities, net	(259,609,214)	(225,707,889)	(162,303,995)

Cash flow before non operating captions	1032,706,403	897,849,421	972,823,259

Receivables relating to non recurring items	6,102,345	5,305,464	40,419,886
Payments relating to non recurring items	(125,642,565)	(109,235,407)	(17,590,522)

Cash flow from operationg activities (1)	913,166,183	793,919,478	995,652,623

INVESTING ACTIVITIES:
Cash receipts resulting from:
Financial investements	609,473	529,884	188,664,878
Tangible fixed assets	130,359,156	113,336,077	4,654,565
Subsidies for investments	40,576	35,277	31,555
Interest and related income	179,100,519	155,712,501	117,175,626
Dividends	20,596,030	17,906,477	17,880,725
Others	91,815,294	79,825,503	51,292

	422,521,048	367,345,719	328,458,641

Payments resulting from:
Financial investments	(195,867,652)	(170,290,082)	(163,406,500)
Tangible fixed assets	(347,054,757)	(301,734,270)	(459,870,357)
Intangible assets	(48,084,267)	(41,805,136)	(5,002,179)
Advance for the acquisition of financial investments	(24,456,362)	(21,262,704)	-
Others	(360,061)	(313,042)	-

	(615,823,099)	(535,405,234)	(628,279,036)

Cash flow from investing activities (2)	(193,302,051)	(168,059,515)	(299,820,395)

FINANCING ACTIVITIES:
Cash receipts resulting from:
Loans obtained	4,584,747,499	3,986,043,731	5,211,937,929
Sale of treasury shares	44,827,660	38,973,796	7,127,655
Subsidies	341,905	297,257	328,756
Others	54,069,616	47,008,883	127,593

	4,683,986,680	4,072,323,667	5,219,521,933

Payments resulting from:
Loans repaid	(5,274,436,286)	(4,585,668,828)	(5,360,446,757)
Lease rentals (principal)	(3,183,138)	(2,767,465)	(1,401,567)
Interest and related expenses	(433,656,960)	(377,027,439)	(282,969,187)
Dividends	(251,154,474)	(218,357,220)	(126,016,582)
Acquisiton of treasury shares	(39,166,632)	(34,052,019)	(7,036,761)
Others	(220,377)	(191,597)	(120,517)

	(6,001,817,867)	(5,218,064,568)	(5,777,991,371)

Cash flow from financing activities (3)	(1,317,831,187)	(1,145,740,901)	(558,469,438)

Variation of cah and equivalents (4)=(1)+(2)+(3)	(597,967,055)	(519,880,938)	137,362,790
Effect of exchange differences	35,518,775	30,880,521	(64,467,021)
Cash and equivalents at the beginning of the period	2,642,896,119	2,297,770,926	1,225,433,259
Cash and equivalents at the end of the period	2,080,447,839	1,808,770,509	1,298,329,028

The accompanyning notes form na integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS PERIODS
ENDED JUNE 30, 2003 AND 2002

(Amounts stated in Euros)

	June 30, 2003		December 31, 2002	June 30, 2002

	US$	EURO	EURO	EURO
DETAIL OF CASH AND EQUIVALENTS
Cash	29,416,557	25,575,167	7,540,373	10,631,192
Bank deposits	133,507,877	116,073,619	345,862,930	575,929,818
Short-term investments and cash equivalents	1,927,213,373	1,675,546,316	1,923,104,592	726,447,212

Cash, bank deposits and treasury applications as stated in the balance sheet	2,090,137,807	1,817,195,102	2,276,507,895	1,313,008,222
Other treasury elements:
Bank overdrafts (Note 13)	(9,689,968)	(8,424,593)	(8,465,072)	(14,679,194)

Cash and equivalents (1)	2,080,447,839	1,808,770,509	2,268,042,823	1,298,329,028

(1)	The balance of cash and equivalents as of December 31, 2002 differs from the balance of cash and equivalents at the beginning of 2003, as a result of changes in the consolidation perimeter.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2003

(Amounts stated in Euros - €, Brazilian Reais - R$ and United States Dollars - US$, except where otherwise stated)

1. Introduction

a) Parent Company

Portugal Telecom, SGPS, S.A. (formerly Portugal Telecom, S.A., “Portugal Telecom”) was incorporated on June 23, 1994 as a result of the merger, effective January 1, 1994, of Telecom Portugal, S.A. (“TP"), Telefones de Lisboa e Porto, S.A. (“TLP”) and Teledifusora de Portugal, S.A. (“TDP”).

The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom is engaged indirectly through its subsidiary and affiliated companies (“the Group” or “the Company”) in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

In Portugal the fixed telephone services were rendered directly by Portugal Telecom under the provisions of the Concession Agreement entered into with the Portuguese State on March 20, 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of 15 years. As a result of an internal reorganization of the Group and in accordance with the terms of Decree-Law 219/2000, the Concession Contract was transferred to PT Comunicações, S.A. (“PT Comunicações”), the company’s wholly owned subsidiary for fixed line telecommunications. In exchange for the concession, PT Comunicações paid, up to 2002, an annual rent to the Portuguese State corresponding to 1% of the gross operating revenues from services covered by the Concession, after deduction of losses incurred in meeting the universal service obligation and certain other items.

On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”). The total consideration paid to the Portuguese State for this acquisition was € 365 million. The above mentioned Modifying Agreement introduced some major changes to the Concession, as follows: i) the annual rent payable to the Portuguese State was terminated; ii) termination of the reversibility principle applicable to the concession assets at the end of the Concession period; and iii) new compensation rules regarding potential losses to be incurred by PT Comunicações in the provision of television transmission, telex, telegraph and mobile maritime services.

Data transmission services in Portugal are provided through PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, S.A. (“PT Prime”). This company is also an Internet Service Provider ("ISP") for large clients.

ISP services for residential clients are provided by Telepac II – Comunicações Interactivas, S.A. (“Telepac”), a subsidiary of PT Multimédia.com - Serviços de Acesso à Internet, SGPS, S.A. ("PTM.com"). PTM.com also provides, through its subsidiaries, services relating to the conception of publicity, publicity space and information on Internet portals.

Mobile services in Portugal are provided by TMN – Telecomunicações Móveis Nacionais, S.A. (“TMN”), under a GSM licence granted by the Portuguese State in 1990. On December 19, 2000 TMN obtained a license to operate a universal mobile telecommunications system (“UMTS”) upon payment of € 99,759,579, which was recorded as an intangible asset.

PT - Multimédia – Serviço de Telecomunicações e Multimédia, SGPS, S.A. (“PT Multimédia”) is the Group’s sub-holding for multimedia operations. Through its subsidiary TV Cabo Portugal, S.A. (“TV Cabo Portugal”), PT Multimédia renders cable and satellite television services in mainland Portugal, Madeira and the Azores.

PT Multimédia also provides other multimedia services in Portugal, namely editing and selling of DVDs and video games, the distribution and exhibition of movies and the publishing of large circulation newspapers.

On December 27, 2002 Portugal Telecom and Telefónica Móviles, S.A. (“Telefónica Móviles”) completed their joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the share holdings that each group owned in mobile telecommunicaions companies in Brazil to a new incorporated company Brasilcel N.V. (“Brasilcel” or “Vivo”). Currently, Vivo provides mobile services in the Brazilian States of São Paulo (through Telesp Celular S.A. – “Telesp Celular”), Paraná and Santa Catarina (through Global Telecom S.A. – “Global Telecom”), Rio de Janeiro (through Telerj Celular S.A.), Espírito Santo (through Telest Celular S.A.), Bahia (through Telebahia Celular S.A.), Sergipe (through Telegirpe Celular S.A.), Rio Grande do Sul (through Celular CRT S.A.) and eleven states in the Midwestern and Northerm regions of Brasil (through Tele Centro Oeste Celular Participações S.A. and its subsidiaries – “TCO”). These operations cover about 17 million clients.

On January 16, 2003 Brasilcel, through its subsidiary Telesp Celular Participações, S.A. (“TCP”, its sub-holding that holds 100% of the share capital of Telesp Celular and Global Telecom), entered into an agreement with the Brazilian company Fixcel to acquire TCO, the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers. The proposed acquisition of 100% of TCO will be carried out by TCP and will be executed in three stages through: (i) the acquisition of the common shares of TCO held by Fixcel, which represents 61.1% of TCO’s voting capital, for approximately R$ 1,506 million, of which R$ 308 million were paid on April 25, 2003; (ii) a public offering to the holders of TCO common shares; and (iii) the incorporation of TCO by TCP shares for the remaining TCO shares.

During the first half of 2003, PT Multimedia started a restructuring of all of the businesses developed through Lusomundo – Sociedade Gestora de Participações Sociais, SGPS, S.A. (“Lusomundo SGPS”). As part of this process, PT Multimédia acquired to Lusomundo SGPS its stake in Lusomundo Serviços, SGPS, S.A. (“Lusomundo Serviços”), Lusomundo Audiovisuais, S.A. (“Lusomundo Audiovisuais”) and Lusomundo Cinemas, S.A. (“Lusomundo Cinemas”). Lusomundo Serviços holds investments in media businesses, including a 75% stake in Lusomundo Media, SGPS, S.A. (“Lusomundo Media”), which holds several subsidiaries operating in the publishing of newspapers and magazines and in radio broadcasting. Lusomundo Audiovisuais operates in the audiovisuals business (distribution of movies and edition and sale of DVDs and video games). Lusomundo Cinemas operates in the cinema exhibition business and is the owner and operator of Portugal’s largest network of cinema theatres. All these companies are market leaders in their respective businesses.

2. Basis of Presentation

The consolidated financial statements have been prepared from the accounting records of Portugal Telecom and its subsidiary companies (listed in Exhibit I to these financial statements), which include adjustments and reclassifications in order to conform to the Company’s accounting policies. The consolidated financial statements are presented in Euros, in accordance with generally accepted accounting principles in Portugal (“Portuguese GAAP”), which consider that, for certain situations not specifically addressed by these standards, International Accounting Standards (“IAS”) should apply. These financial statements also include certain reclassifications in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the “SEC”).

The preparation of the financial statements in conformity with Portuguese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

a) Consolidation Principles

  The Company has fully consolidated the financial statements of all material subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights (Exhibit I.1). All significant inter-company account balances and transactions have been eliminated in the consolidated financial statements and the interests of the minority shareholders have been recognized in the consolidated financial statements. Any gains generated on the sale of financial investments within the consolidation perimeter are reversed in the consolidation.

  Investments in associated companies (Exhibit I.3) and certain companies excluded from the consolidation (as indicated in Exhibit I.2) are recorded based on the equity method of accounting. Under this method, investments in associated companies are initially recorded at cost, which is subsequently adjusted to the proportional equity of the related associated company, at the date of acquisition. The difference is recorded as an intangible asset under goodwill, and then amortized during the estimated period to recover the investment. Subsequently, investments in associated companies are periodically adjusted by an amount corresponding to Portugal Telecom’s share of the results and other changes in shareholders’ equity of those associated companies. Dividends received from associated companies are recorded as a reduction their corresponding book value. In relation to affiliated companies with a negative shareholders’ equity position, the Company records a provision under “Provision for other risks and costs” in the balance sheet (Note 18). The loans granted to associated companies are recorded at nominal values.

  Investments in other companies (participation of less than 20%) are recorded at cost and loans granted are recorded at nominal value less a provision for estimated losses, where applicable.

  On December 27, 2002 Portugal Telecom and Telefónica Móviles transferred 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil to Brasilcel. As a result, Portugal Telecom’s consolidated financial statements as of June 30, 2003 includes the proportional consolidation of 50% of Brasilcel’s consolidated assets, liabilities, results and cash flows.

b) Changes in the Consolidated Group

The main changes in the consolidated Group in the six months period ended June 30, 2003 are summarized in Exhibit II.

3. Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of the consolidated financial statements are:

a) Short-term investments

Short-term investments consist of short-term treasury applications and marketable securities and are accounted for at the lower of cost or market value. Additionally, loans granted to affiliated companies represented by Floating Rate Notes negotiable in the financial markets are also accounted for under short-term investments.

b) Provision for doubtful accounts

The provision for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of overdue accounts receivable balances.

c) Inventories

Inventories are stated at the lower of cost or market value; cost is determined on the weighted average cost method. A provision is recorded to cover obsolete inventories and certain items whose net realizable value is lower than cost.

The work-in-process, related with the installation of telecommunications equipment, is stated at production cost, and basically comprises, the acquisition cost of the equipment and personnel costs involved on the installation.

d) Fixed assets

Fixed assets acquired up to December 31, 1991 are carried at restated value (determined in accordance with the revaluation criteria established by the applicable Portuguese legislation). Fixed assets acquired after that date are stated at cost. Depreciation is provided on cost or restated value on a straight-line basis, over the estimated useful lives of the fixed assets, starting as from the month of its acquisition. A portion (40%) of the additional depreciation arising from the revaluation is not deductible for income tax purposes, originating a deferred tax liability of € 32,048,845 (Note 29).

The depreciation rates correspond to the following estimated average useful lives:

Years

Buildings and other constructions	10 - 50
Basic equipment:
Network installations and equipment	5 - 25
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunications equipments	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

As a result of the approval of the Modifying Agreement to the Concession Contract, related with the acquisition by Portugal Telecom of the ownership of the Basic Network, which put an end to the reversibility principle applicable to concession assets (Note 1.b)), the period of amortization of concession assets was reestimated in the cases where their useful lives was higher than the concession period. Upon the acquisition of the ownership of the Basic Network all concession assets are now amortized according to their estimated useful lives.

A provision is recorded to reduce the carrying amount of basic equipment, which is to be retired before the end of its useful life, to net realizable value (Note 18).

The cost of recurring maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

e) Intangible assets

This caption consists primarily of goodwill, telecommunications licenses, software development costs, start-up costs, research and development costs and share issuance costs. Except for goodwill and telecommunications licenses, intangible assets are amortized as from the month of its acquisition on a straight-line basis over periods ranging from three to six years.

Goodwill, arising from the difference between the cost of the investments in subsidiaries and the related fair value of the subsidiaries' net assets on the date of acquisition, is capitalized and amortized over the remaining period of the concession, in the case of telecommunications operators operating under concession agreements, or over the estimated recovery periods, in case of other investments (Note 12). The excess amount paid by the Company related with the initial acquisitions of the net assets of Brasilcel’s subsidiaries includes an amount related with the concession owned by those subsidiaries. Since goodwill and concessions are amortized over the same period and considering the same methodology, the Company does not present them separately in the consolidated balance sheet.

Telecommunications licenses are to be amortized during the license period. As of June 30, 2003 licenses recorded in the Company’s balance sheet are: i) the UMTS license obtained by TMN (Notes 1.b) and 12), which will start to be amortized upon the start of operations of the UMTS system; ii) the license obtained by Global Telecom to provide mobile telephone services in the States of Paraná and Santa Catarina (Note 12) which is amortized on a progressive scale, based upon the expected evolution of revenues through the period of the license; and iii) the amount paid to the Portuguese State for the acquisition of the Basic Network (Notes 1.b) and 12) which is amortized on a straight-line basis over the remaining period of the concession.

f) Pension benefits

(i) Under the provisions of articles 5, 6 and 7 of Decree-Law 122/94, which were the legal basis for the incorporation of Portugal Telecom in 1994, the employees in service and those retired from the merged companies maintain all the rights and obligations to which they were entitled. Decree Law 219/2000 established that these obligations of Portugal Telecom were transferred to PT Comunicações on its incorporation (Note 34.a)). Therefore the Company has the obligation to grant:

Benefits
. To retirees and employees of PT Comunicações coming from and hired by CTT up to May 14, 1992	Pension
. To retirees and employees of PT Comunicações coming from TLP and TDP	Supplemental pension

. To retirees and employees of PT Comunicações coming from and hired by CTT after May 14, 1992	Not covered
. To employees hired directly by Portugal Telecom or PT Comunicações	Not covered

There are three autonomous pension funds to cover these liabilities, one for each company merged into Portugal Telecom. These pension funds are managed autonomously by the pension fund management companies.

In addition employees of PT Comunicações hired by Companhia Portuguesa Rádio Marconi, S.A. (a company fully incorporated in PT Comunicações in 2002 - “Marconi”) until February 1, 1998 have a special social security scheme through Caixa de Previdência do Pessoal da Companhia Portuguesa Rádio Marconi ("Caixa"), an independent entity subject to the Ministry of Solidarity and Social Security. The employees hired after that date are covered by the Portuguese State Social Security system. PT Comunicações’liabilities with these employees hired by Marconi are covered by three Pension Funds:

  Fundo de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi - Marconi Fund, the objective of which is to cover the pension liability to employees. This pension fund is managed autonomously by a pension fund management company.

  Marconi Fundo de Melhoria, which supplements the Marconi Fund and consists of granting a 15% pension supplement for retirement due to invalidity or old age. An additional contribution of 1.55% of the payroll is made by the employer to cover this obligation.

  Marconi Complementary Fund which covers pension and survivor pension (to surviving spouses) supplements. This fund also provides pension supplements to employees covered by Caixa, provided that they previously contributed to Caixa Geral de Aposentações and are not covered by the unified pension regime.

(ii) Lusomundo Media, through its subsidiaries Diário de Notícias, S.A. ("Diário de Notícias") and Empresa do Jornal de Notícias, S.A. ("Jornal de Notícias") has the obligation to grant a supplemental pension to retirees and employees hired up to 1979 by Diário de Notícias and up to 1994 by Jornal de Notícias.

(iii) PT - Sistemas de Informação, S.A. ("PT SI") has the obligation to grant supplemental pensions to employees who were transferred from PT Comunicações or Marconi and were covered by pension plans of those companies.

The amount of the Company’s liabilities with respect to pensions and pension supplements of PT Comunicações, Lusomundo Media and PT SI is estimated based on actuarial valuations prepared annually by an independent actuary and is recorded based on employees past services. The liabilities that are not covered by any existing pension fund are covered by the accrued post retirement liability, which as of June 30, 2003 and December 31, 2002 is recorded in the balance sheet net of the related intangible asset and deferred income captions as permitted by IAS No. 19 (Note 30.1).

(iv) Up to December 31, 1999 Telesp Celular and the companies controlled by Tele Leste Celular Participações, S.A. (“Tele Leste”) and Tele Sudeste Celular Participações, S.A. (“Tele Sudeste”) were jointly responsible, with the other companies resulting from the Telebrás split, for a pension fund managed by Fundação Sistel de Seguridade Social ("SISTEL"). On December 28, 1999 these companies negotiated conditions for the creation of autonomous pension funds applicable to all active employees of each company and to retired employees after January 31, 2000. This statutory change was approved by the Brazilian Federal Government on January 13, 2000.

As a result of this agreement, Telesp Celular and the companies controlled by Tele Leste and Tele Sudeste implemented on October 31, 2000 defined contribution plans ("TCP PREV" and “Plano de Benefícios Visão Celular”, respectively), that provide a supplemental pension, managed by SISTEL, covering the majority of the employees of these companies which will operate through contributions from both the employees and companies. The contributions of the employers for this plan are equivalent to the contributions of the employees, which correspond to 0% to 9% of the salary based on the percentage chosen by the employee. The costs related with these contribution plans are recorded by the companies on the dates the related contributions are due.

In relation to the active employees previously covered by the SISTEL pension fund, Telesp Celular and the companies controlled by Tele Leste and Tele Sudeste proposed the migration to their new defined contribution plans which was accepted by 99% of the employees of Telesp Celular, and 94% and 83% of the employees of the companies controlled by Tele Leste and Tele Sudeste, respectively. In relation to the employees that have not accepted the migration and as a result of the split in the SISTEL pension fund described above, Telesp Celular and the companies controlled by Tele Leste and Tele Sudeste established defined benefit plans ("PBS Telesp Celular", “PBS Tele Leste Celular” and “PBS Tele Sudeste Celular”, respectively). These companies contribute with amounts determined based on actuarial studies (in accordance with Brazilian actuarial rules) made by an independent actuary. Presently, the contributions made by these companies correspond to 12% of the employees salaries.

(v) CRT Celular is jointly responsible with other telecommunications companies for a private retirement benefit plan. The contributions to this multi-sponsored plan are computed based on an actuarial study and include a monthly cost of 18.8% of salaries. As this private retirement plan is a multi-employeer plan, the related pension costs are recognized when contributions are due. In December 2001, CRT Celular asked for the end of this multi-sponsored plan and proposed the creation of a defined contribution plan (“Plano de Benefícios Visão CRT”). As of June 30, 2003, the Secretaria da Previdência Complementar do Estado do Rio Grande do Sul had not yet authorized the creation of this plan.

(vi) The individuals employed by the Company’s remaining subsidiaries are included in the social security system of each respective country and are not covered by the benefits mentioned above.

g) Other employee benefits

(i) In accordance with the terms of Article 8 of Decree-Law 122/94 relating to the harmonization of medical benefits applicable to all employees of PT Comunicações (excluding the employees hired by Marconi), a medical plan was designed applicable to all its employees, active and retired, and eligible relatives, which is managed by Portugal Telecom - Associação de Cuidados de Saúde (“PT-ACS”).

The plan referred to above became effective on January 1, 1996. As from that date the health care services previously provided by Instituto das Obras Sociais ("IOS") and Caixa de Previdência do Pessoal dos TLP ceased to be used.

The following parties contribute to fund this health care plan:

  The principal beneficiaries (beneficiaries of one of the aforementioned health schemes) - 1.5% of salaries;

  Serviço Nacional de Saúde ("SNS") with € 168,40 per beneficiary of the plan; and

  Portugal Telecom with the balance required to fully cover the costs.

In July 2003 this health care plan was closed to new entries. The employees of PT Comunicações hired after the closing date of the plan will not be entitled to these benefits.

The retired and active employees of PT Comunicações hired by Marconi up to February 1, 1998 and eligible relatives are also entitled to medical benefits, which up to June 30, 1997 were provided through Marconi’s social security system. Since July 1, 1997 these medical benefits are also provided through PT-ACS. The employees hired by Marconi after February 1, 1998 are not entitled to these benefits.

(ii) Certain employees of PT SI who were transferred from PT Comunicações are also covered by the health care benefits described above.

The health care liabilities and costs are calculated in a similar manner to the pension liabilities and costs referred to above, in accordance with employees past services.

The actuarially determined costs of health care to be provided as from retirement age are recorded in the statement of profit and loss in the caption "Post retirement benefits" and the company’s obligations are recorded in the balance sheet in the caption "Accrued post retirement liability", which as of June 30, 2003 and December 31, 2002 is net of the related intangible asset and deferred income captions as permitted by IAS No. 19 (Note 30.2).

The contributions from SNS and contributions of the employees of PT Comunicações (including the employees hired by Marconi) and PT SI are recorded as reductions in the cost for the year to which they relate.

(iii) The employees of Telesp Celular and the companies controlled by Tele Leste and Tele Sudeste, together with the employees of the other telecommunications operators in Brazil resulting from the Telebrás split, are entitled to medical benefits through "Fundo de Assistência Médica Sistel" ("Sistel Medical Fund"), which is a multi-employer fund. Accordingly, post retirement medical costs are recognized when contributions are due to the fund.

(iv) The individuals employed by the Company's remaining subsidiaries are included in the social security system of each applicable country and are not covered by the benefits mentioned above.

h) Pre-retirements, early retirements and suspended contracts

The Company records liabilities for the payment of salaries up to the date of retirement and for pensions, pension supplements and other employee benefits payable after that date, in relation to all employees that are under a suspended contract agreement, that have pre-retired or entered into the early retirement programs (Notes 30.1 and 30.2) at the time that the Company grants the suspended contract, pre-retirement or early retirement benefits to the affected employees.

i) Vacation pay and bonuses

The Company provides an accrual at the end of each period for bonuses and vacation earned but not yet paid.

j) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

k) Grants and subsidies for fixed assets

Grants and subsidies received from the Portuguese Government and from European Union entities to finance the acquisition of fixed assets are accounted for as deferred income and amortized over the useful lives of the related assets. The amortization of these grants is recorded as an offset to depreciation and amortization expense.

l) Own work capitalized (Self - constructed assets)

The value of works performed for own purposes and capitalized as part of fixed assets is included as a reduction in operating expenses. These works, which consist mainly of additions to telecommunications and other installations, are stated at the direct cost of labour, materials and services rendered by outside contractors, but do not include overhead allocations and financing costs.

m) Leases

Fixed assets acquired under long-term lease contracts are recorded as capital leases, if they meet the criteria to be classified as such. The leased assets are recorded at the lower of the present value of the lease payments or the fair value of the leased asset at the time the arrangement commences and the corresponding liability is recognized in the balance sheet. The leased assets are depreciated over their estimated useful lives and the interest component of the lease payment is expensed in the period to which it relates, using the effective interest method.

n) Statements of cash flows

The statements of cash flows are prepared in accordance with the direct method and are substantially consistent with International Accounting Standards.

The statements of cash flows present the annual cash flows of the Company and the cash and cash equivalents at period end. The Company classifies all highly liquid investments purchased with original maturity of three months or less as cash and cash equivalents. Cash flows are classified as to whether they relate to operating, investing or financing activities.

Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments relating to operating activities.

Cash flows used in investing activities include the acquisitions and disposals of investments in associated companies and the purchase and sale of property, plant and equipment.

Cash flows from financing activities include the following: (i) borrowings and repayments of debt; (ii) acquisition and sale of treasury securities; (iii) increases in share capital resulting from stock issuance; and (iv) payments of dividends to shareholders.

o) Provision for income taxes

Protugal Telecom, PT Multimédia and Lusomundo Media adopted the tax consolidation regime. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regimes of Portugal Telecom, PT Multimédia or Lusomundo Media, are taxed individually based on their respective taxable income, at the applicable tax rates.

The Company adopted in 2001, Accounting Directive No. 28 related with the computation of the income tax provision and the recognition of deferred taxes. As a result, in the computation of the income tax provision, the Company recognized deferred tax assets and liabilities (Note 29) for differences between the financial reporting and the tax basis of assets and liabilities at each reporting date related to differences arising from Portuguese financial reporting and tax reporting methodologies. Deferred tax assets are recorded only when management believes that these deferred tax assets will be realized to offset future taxable income or deferred tax liabilities.

The income taxes arising from cumulative foreign currency translation adjustments related to foreign currency loans which effectively function as hedging of foreign currency investments (Note 3.s)) are recorded in equity under the caption "Cumulative foreign currency translation adjustments", as required by IAS No. 21 (revised).

p) Financial instruments and risk management

Financial instruments include basically interest rate and currency swap agreements to hedge the impact of changes in interest rates and currency rates on certain of the Company's long-term borrowings denominated in foreign currencies.

Gains or losses from financial instruments which are hedging the above mentioned risks or certain assets or liabilities, are recorded symmetrically to the losses or gains arising from the related assets or liabilities. In the case that financial instruments are not hedging any risk, asset or liability, they are recorded based on their fair value at the balance sheet date; gains or losses arising from the change in the fair value of these financial instruments are recorded in the income statements of the period in which they occur.

Up-front premiums or expenses, received or paid, in connection with financial instruments are deferred during the maturity period of those derivatives.

q) Revenue and expense recognition

Revenues from telephone and other telecommunications services are recognized when earned. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior months’ traffic and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following period.

Operating revenues are reported on a gross basis, with the compensations paid to other telecommunications carriers being accounted for as operating expenses (Note 23) in the same period the revenue is earned.

Revenues from telephone line rentals are recognized in the period to which they apply. Unbilled revenues relating to these rentals are accrued at the end of the period.

Revenues from mobile telephony services result essentially from: (i) fee for use of wireless network; (ii) interconnection fees; (iii) roaming; and (iv) pre-paid phone cards. These service revenues are recognized on the month the service is provided. In relation to the pre-paid phone cards deferred income is recognized for the pre-paid minutes of traffic at the balance sheet date.

Revenues from the sale of terminal telecommunications equipments and the corresponding cost are recognized at the moment of sale.

Revenues from cable and satellite television services result essentially from: (i) amounts invoiced relating to monthly subscriptions for use of the service; (ii) amounts invoiced for installation of the service; (iii) advertising placed in the cable television channels; and (iv) rent of equipment. Revenues from monthly subscriptions and installation are recognized in the period the services are rendered to the clients. Revenues from advertising are recognized in the period the advertising is inserted. Revenues from the rent of equipment are recognized in the period it is rented.

Costs incurred with programming the cable television channels are determined based on the number of subscribers and are recognized in the period the services are provided.

Revenues from ISP services result essentially from monthly subscriptions, the provision of access to the internet and telephone traffic generated by clients when they use the services. This revenues are recognized when it is invoiced.

Advertising revenues from telephone directories and related costs are recognized in the period in which the directories are effective.

Advertising revenues from publications of newspapers and magazines are recognized in the period in which the advertising is inserted.

Revenues derived from the sale of newspapers and magazines are recognized at the moment of sale, except for subscriptions fees where revenues are deferred over the subscription period.

Revenues from the exhibition of films results from the sale of cinema tickets and revenues from the distribution of films results from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais from film distributors or makers. These revenues are recognized in the period of the exhibition or in the period of the sale of the rights.

r) International telecommunications services

Fees from international telecommunications services are remitted to operators in the country in which calls are terminated based on the traffic records of the country of origin and rates established in agreements between the telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries. In circumstances in which PT Comunicações is the originator of an international telecommunications service, PT Comunicações recognizes the amounts remitted to international operators as a cost, and records revenues for the gross amounts billed. In instances in which PT Comunicações terminates an international call, the Company records only the net amount received from the originating carrier as revenues.

s) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the rates of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates published by "Banco de Portugal" (Central Bank) prevailing at such date. The resulting gains or losses on foreign exchange transactions are credited or charged to the profit and loss statement, except for unrealized exchange differences on long term intra-group balances, representing an extension of the related investments where settlement is not expected in the foreseeable future, which are recorded in shareholders' equity in a specific caption.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

  Assets and liabilities: exchange rates prevailing at the balance sheet date;

  Profit and loss statement: period average exchange rates;

  Share capital, reserves and retained earnings: historical exchange rates; and

  Cash flow statement: annual average exchange rates for cash flows where these rates are closer to the effective exchange rates; in the remaining cash flows the exchange rate of the day of operation is used.

The effect of translation differences is recorded in shareholders' equity under the specific caption "Cumulative foreign currency translation adjustments".

t) Incentive plans

The liabilities arising from the incentive plans for certain employees of the Company to acquire shares of Portugal Telecom (Note 32) are accounted for considering the time elapsed to the maturity date of the effective right to exercise the options granted.

The related cost is provided for annually under the caption wages and salaries and corresponds to the difference between the price at which the Company is obligated to sell the shares to the employees established in the incentive plans and the market price of Portugal Telecom's common stock on the date the shares were granted. This cost also includes the cost of any hedging operations, which is recorded under the caption “Other financial expenses”. The total amount of the expense is recorded rateably over the vesting period of the options, which corresponds to the period of the plan.

u) Issuance of additional common stock by subsidiaries

Gains and losses resulting from the issuance of additional common stock by subsidiaries in which the Company's ownership percentage is diluted are recorded in the statement of profit and loss.

4. Translation of Euro to United States Dollar Amounts

The financial statements are stated in Euros. The translation of the Euro amounts to United States Dollars is included solely for the convenience of the readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2003, which was € 1 to US$ 1.1502. The convenience translations should not be assumed as representations that Euro amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

5. Short-Term Investments

This caption consists of:

	June 30,	December 31,
	2003	2002

Short-term treasury appllications:
Denominated in local currency, net of a provision of € 19,066 (Note 28)(i)(ii)	1,525,252,291	1,759,418,722
Other currencies (iii)	150,294,025	163,685,870

	1,675,546,316	1,923,104,592

(i) As of June 30, 2003 the Company mantains certain of its own Exchangeable Bonds and Global Medium Term Notes as short-term treasury applications. These debt instruments were issued by Portugal Telecom International Finance B.V. (“PT Finance”). The composition of these applications is as follows:

	Notional value	Acquisition	Deferred income/(expenses)
	(Note 13)	value	(Note 17)

Exchangeable bonds:
. Due on December 6, 2006	78,950,000	72,569,876	6,380,124

Global Medium Term Notes:
. Due on April 7, 2009	120,500,000	114,110,109	6,389,891
. Due on February 21, 2006	100,500,000	100,944,917	(444,917
. Due on February 16, 2005	15,050,000	14,998,937	51,063

	315,000,000	302,623,839	12,376,161

(ii) This caption also includes an amount of € 322,197,398, corresponding to 50% of the loans granted to TCP, which was not eliminated with the proportional consolidation of Brasilcel. This amount is classified as a short-term investment on Portugal Telecom’s consolidated balance sheet, as the loans granted to TCP are represented by Floating Rate Notes that can be traded in financial markets.

(iii) This caption includes an amount of € 49,908,990 related with financial instruments contracted by Brasilcel’ subsidiaries, which are recorded at fair value and as of December 31, 2002 were classified as “Investments” since their maturity was above one year (Note 10).

6. Trade Receivables

This caption consists of:

	June 30,	December 31,
	2003	2002

Third parties:
Accounts receivable from customers	981,557,121	890,802,996
Doubtful accounts receivable	348,076,531	323,798,803
Notes receivable	131,076	218,562
Unbilled revenues	158,392,958	145,460,777

	1,488,157,686	1,360,281,138
Less: Provision for doubtful accounts
receivable (Note 28)	(376,918,098)	(348,938,977)

	1,111,239,588	1,011,342,161

The Company grants credit, in the normal course of business, to governmental and individual customers and, in the case of outbound traffic, to international telecommunications companies. As of June 30, 2003 and December 31, 2002 there were no significant concentrations of credit risk.

The Company classifies as doubtful specific accounts receivable balances overdue from customers. As these balances, together with other balances classified as accounts receivable from customers, are not fully collectible, the provision for doubtful accounts receivable covers the estimated losses relating to those balances.

7. Other Receivables and Other Non-Current Assets

	June 30,	December 31,

	2003	2002

OTHER RECEIVABLES:
Third parties:
Accounts receivable from public entities in Portugal:
Income tax receivable (1)	218,603,458	215,842,425
Value added tax	10,113,538	16,351,568
Other tax receivable	134,257	564,221

	228,851,253	232,758,214

Other receivables:
Accounts receivable from foreign public entities (2)	89,777,930	50,860,520
Discounts given to retired portuguese citizens (Note 34.c)	38,870,388	27,399,604
Interest to be received	26,398,181	23,021,841
Advances to suppliers	18,901,411	21,219,272
Contribution from SNS (Note 3.h))	14,764,392	9,525,382
Funds from European Union	10,487,142	10,535,771
Other billing	15,800,250	5,870,803
Other (3)	129,659,181	63,675,154

	344,658,875	212,108,347
Less: Provision for doubtful accounts receivable (Note 28)	(18,299,705)	(18,157,904)

	326,359,170	193,950,443

Total third party receivables	555,210,423	426,708,657

Affiliated companies:
Subsidiaries of Brasilcel (4)	20,082,452	20,450,898
Medi Telecom	3,783,018	4,709,526
Sportinvest	8,880	4,642,013
Editorial Noticias	1,754,628		-
Previsão - Sociedade Gestora de Fundos de Pensões, S.A.		33,285
Other	9,814,694	2,392,196

Total receivabes from affiliates	35,443,672	32,227,918

OTHER NON-CURRENT ASSETS:
Third parties:
Mobile clients retention plans (5)	8,744,209	10,092,284
Interest paid in advance	8,620,902	9,609,094
Maintenance and repairs	5,608,647	2,510,249
Other (6)	62,984,502	54,771,467

	85,958,260	76,983,094

(1)	As of June 30, 2003 this caption includes basically the payments on account made in 2002 totalling € 197,746,550, whose refund was claimed in May 2003, and also an excess payment of income taxes made in previous years by Portugal Telecom amounting to approximately € 10 million, which is expected to be reimbursed in the short term.
(2)	As of June 30, 2003 this caption includes € 88,261,526 related with 50% of taxes to be recovered by Brasilcel’s subsidiaries.
(3)	As of June 30, 2003 this caption relates with 50% of the value of the subscription by TCO of debentures issued by its former controlling shareholder.
(4)	This caption corresponds to 50% of the balances receivable from subsidiaries of Brasilcel, which are not eliminated in the proportional consolidation of these subsidiaries.
(5)	As of June 30, 2003 this caption includes commission bonuses and other similar expenses relating to TMN’s client retention plans. These amounts are being deferred through the related contract period (Note 9).
(6)	As of June 30, 2003, this caption includes: (i) € 22,114,733 related with the medium-term portion of an account receivable from RTP - Rádio Televisão Portuguesa, S.A. (“RTP”) (one of the Portuguese free-to-air television channels) which will be received according to an agreement signed between both parties; and (ii) € 17,722,215 related with 50% of taxes to be recovered by Brasilcel’s subsidiaries in more than one year.

8. Inventories

This caption consists of:

	June 30,	December 31,
	2003	2002

Merchandises	126,367,176	137,498,119
Raw materials and consumables	22,647,315	20,767,132
Work-in-process	6,636,364	8,450,408
Advances for purchases	581,341	17,615

	156,232,196	166,733,274
Less: Provision for obsolete inventories (Note 28)	(23,732,523)	(16,949,399)

	132,499,673	149,783,875

9. Prepaid Expenses and Other Current Assets

This caption consists of:

	June 30,	December 31,
	2003	2002

Telephone directories	36,320,251	53,940,510
Mobile clients retention plans (Note 7)	27,472,600	31,573,571
Advances for the acquisition of distribution rights
for the exhibition of movies in Portugal	14,241,060	12,975,868
Interest expenses paid in advance (1)	11,260,066	11,662,477
Rents	6,837,677	4,341,165
Personnel	2,733,610	1,765,114
Other prepaid expenses	49,720,368	18,132,823

	148,585,632	134,391,528

(1)	This caption corresponds to expenses incurred in connection with certain loans obtained by the Company, which will be expensed during the maturity period of the respective loans.

10. Investments, net

This caption consists of:

	June 30,	December 31,
	2003	2002

Loans granted to associated companies and other companies (i)	237,678,320	231,145,950
Investments in associated companies (ii)	162,467,008	117,242,971
Investments in other companies:
UOL , Inc ("UOL")	158,067,984	142,393,202
Banco Espírito Santo, S.A. ("BES")	55,300,000	55,300,000
Intelsat	13,127,252	13,127,252
New Skies Satellites	4,674,500	4,674,500
Eutelsat	3,055,710	3,055,710
Spy Glass Entertainment	3,016,754	3,016,754
INESC - Instituto de Engenharia de Sistemas e Computadores ("INESC")	2,992,787	2,992,787
Telefónica, S.A.	2,156,034	2,156,034
Inmarsat-Holding, Ltd.	1,640,663	1,640,663
Tagusparque - Sociedade de Promoção e Desenvolvimento do
Parque de Ciência e Tecnologia da Àrea de Lisboa, S.A.	1,296,875	1,296,875
Vortal - Comércio Electrónico Consultoria e Multimédia, S.A.	687,517	687,517
HARII - Sociedade para o Desenvolvimento de Timor Loroasae, SGPS, S.A.	498,798	498,798
Other	1,522,057	1,573,222
Real estate investments	28,271,342	28,850,145
Advances for investments (iii)	22,674,410	3,467,699
Financial Instruments (1)	-	93,345,831
Other long-term investments	1,082,584	983,827

	700,210,595	707,449,737
Less: Amortization of real estate investments	(11,499,587)	(11,518,019)
Less: Provision for investments (Note 28)	(230,982,788)	(319,578,990)

	457,728,220	376,352,728

(1)	As of June 30, 2003 this caption included certain financial instruments contracted by Brasilcel’s subsidiaries which are recorded at fair value. As the maturity date of these financial instruments is now within one year, they were reclassified as of June 30, 2003 to the caption “Short-term investments” (Note 5).

(i) Loans granted to associated companies are basically to finance its operations and to develop new businesses, and consist of:

	June 30,	December 31,
	2003	2002

UOL (1)	92,963,307	101,296,053
Medi Telecom, S.A. ("Medi Telecom")	45,022,858	42,160,630
Idealyze, S.A. ("Idealyze")	35,069,289	38,212,716
Sportinveste Multimédia, SGPS S.A. ("Sportinveste") (Note 33.f))	24,676,655	19,381,155
Sport TV Portugal, SA. ("Sport TV")	15,475,958	15,475,958
EJV - Plataforma de Comércio Electrónico, S.A. ("EJV") (2)	5,422,112	-
Web-Lab, SGPS S.A. ("Web-Lab")	4,886,562	4,886,562
Ptelecom Brasil, S.A.	3,579,407	3,900,247
INESC	3,292,066	3,292,066
Marconi Suisse Telecommunications, S.A.R.L.	2,502,684	1,775,987
Sportstat - Informação Desportiva Independente, Lda ("Sportstat") (2)	1,610,068	-
Lusocine - Sociedade Exibidora de Filmes, Lda ("Lusocine") (2)	1,160,000	-
VoxPop - Música Interactiva, S.A. ("Voxpop") (2)	554,777	-
Other	1,462,577	764,576

	237,678,320	231,145,950

(1)	This loan corresponds to 6,017,141 convertible bonds issued by UOL, initially subscribed for by PT Multimédia and transferred to Portugal Telecom during the first half of 2002.
(2)	As of June 30, 2003 these companies were excluded from consolidation (Exhibit I.2).

(ii) Investments in associated companies (with positive equity), accounted for by the equity method except where otherwise stated, consist of:

	June 30,	December 31,
	2003	2002

CTM - Companhia de Telecomunicações de Macau, S.A.R.L. ("CTM")	34,359,775	42,587,093
Simarc - Promoções Imobiliárias, S.A. ("Simarc") (1)	30,385,669	-
Lusomundo - Sociedade de Investimentos Imobiliários, SGPS, S.A. ("Lusomundo SII")(1)	16,047,832	-
Banco Best, S.A.	12,994,142	9,842,519
Unitel, S.A. ("Unitel")	11,766,650	4,558,615
Warner Lusomundo Sogecable Cines de España, S.A.	8,983,000	9,047,223
Web-Lab (2)	8,192,526	8,192,526
Idealyze (2)	7,417,741	7,417,741
Lisboa TV - Informação e Multimédia, S.A.	4,413,988	4,597,851
Guiné Telecom - Companhia de Telecomunicações da
Guiné Bissau, S.A.R.L. ("Guiné Telecom") (2)	3,716,555	3,716,555
Banco1.net, S.A. ("Banco1.net")	3,593,041	3,040,117
Naveprinter, S.A.	3,091,376	2,832,722
Páginas Amarelas, S.A. ("Páginas Amarelas")	2,397,086	5,723,371
Hungaro Digitel KFT (HDT)	1,521,182	1,835,083
TPT-Telecomunicações Públicas de Timor, S.A.	1,481,015	1,754,981
Previsão - Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")	1,473,841	1,487,395
Vasp - Sociedade de Transporte e Distribuição, Lda. ("Vasp")	1,402,131	1,242,678
SGPICE - Sociedade de Gestão de Portais de Internet
e Consultoria a Empresas, S.A.	1,060,506	1,604,681
Other	8,168,952	7,761,820

	162,467,008	117,242,971

(1)	As of June 30, 2003, these companies were excluded from consolidation (Exhibit I.2).
(2)	As of June 30, 2003 the investments in these associated companies are not recorded by the equity method, as they are fully provided for.

As described in Note 2.a), investments in associated companies, with a negative equity position, are recorded under “Provision for losses in affiliated companies”. As of June 30, 2003 this provision amounts to € 76,535,208 (Note 18) and is made up as follows:

Medi Telecom, S.A. ("Medi Telecom")	38,197,292
Sport TV Portugal, S.A. ("Sport TV")	25,944,804
EJV	4,115,825
Marconi Suisse Telecommunications, S.A.R.L.	2,229,511
Other	6,047,776

76,535,208

In the six months periods ended June 30, 2003 and 2002 equity accounting in net losses of affiliated companies is made up as follows:

	2003	2002

Losses :
Medi Telecom	15,074,562	29,813,794
Sport TV	2,452,006	2,211,763
Global Telecom (1)	-	100,980,822
PrimeSys (up to June 30, 2002) (2)	-	6,873,230
Other	5,823,803	16,476,006

	23,350,371	156,355,615

Earnings:
CTM	5,875,417	7,891,167
Unitel	2,637,027	1,416,046
Páginas Amarelas	836,795	544,673
Other	976,688	1,759,182

	10,325,927	11,611,068

	13,024,444	144,744,547

(1)	Pursuant to the acquisition by TCP on December 27, 2002 of a controlling position in Global Telecom and the contribution of Portugal Telecom’s investments in Brazilian mobile telecommunications companies to Brasilcel , this company has been proportionally consolidated since January 1, 2003.
(2)	After July 1, 2002 this company has been fully consolidated. See Exhibit I.1.

(iii) Advances for investments consist of:

	June 30,	December 31,
	2003	2002

Medi Telecom	21,262,704	2,547,533
Other	1,411,706	920,166

	22,674,410	3,467,699

11. Fixed Assets

This caption consists of:

June 30, 2003

	Cost or
	restated	Accumulated	Net book
	values	Depreciation	value

Land	97,172,215	13,335,945	83,836,270
Buildings and other constructions	889,799,563	467,558,698	422,240,865
Network installations and equipment	5,225,070,214	3,225,794,579	1,999,275,635
Switching equipment	2,270,239,950	1,663,671,945	606,568,005
Telephones, switchboards and other	906,657,248	542,919,814	363,737,434
Submarine cables	248,000,894	98,984,343	149,016,551
Satellite stations	62,296,371	60,475,286	1,821,085
Other telecommunications equipment	1,060,888,939	708,693,565	352,195,374
Other basic equipment	111,446,324	73,914,903	37,531,421
Transportation equipment	53,378,683	38,535,518	14,843,165
Tools and dies	18,544,426	16,361,184	2,183,242
Administrative equipment	844,306,492	627,334,830	216,971,662
Other tangible fixed assets	64,294,947	49,795,974	14,498,973
Construction in progress	183,908,078	-	183,908,078
Advances to suppliers of fixed assets	1,167,559	-	1,167,559

	12,037,171,903	7,587,376,584	4,449,795,319

December 31, 2002

	Cost or
	restated	Accumulated	Net book
	values	Depreciation	value

Land	110,479,544	14,685,716	95,793,828
Buildings and other constructions	919,106,467	459,101,459	460,005,008
Submarine cables	247,991,788	91,677,540	156,314,248
Switching equipment	2,229,908,329	1,573,621,321	656,287,008
Telephones, switchboards and other	823,101,091	475,888,619	347,212,472
Network installations and equipment	5,059,472,149	2,964,761,474	2,094,710,675
Satellite stations	61,307,844	59,153,712	2,154,132
Other telecommunications equipment	764,415,852	550,213,321	214,202,531
Other basic equipment	279,417,080	144,381,765	135,035,315
Transportation equipment	52,787,325	35,511,673	17,275,652
Tools and dies	22,390,008	16,997,295	5,392,713
Administrative equipment	787,031,782	571,690,204	215,341,578
Other tangible fixed assets	65,694,635	48,993,164	16,701,471
Construction in progress	158,454,687	-	158,454,687
Advances to suppliers of fixed assets	935,332	-	935,332

	11,582,493,913	7,006,677,263	4,575,816,650

Fixed assets, net by geographic area are as follows:

	June 30,	December 31,
	2003	2002

Domestic market	3,345,394,458	3,616,835,274
International market:
Brazil	993,662,767	844,432,445
Other	110,738,094	114,548,931

	4,449,795,319	4,575,816,650

Submarine cables represent the Company's pro-rata share of the submarine cable circuits jointly constructed, operated, maintained and owned with other telecommunications operators located in other countries, based on the respective contracts and/or construction and maintenance agreements.

Depreciation charged to operations during the six months periods ended June 30, 2003 and 2002 amounted € 419,480,038 and € 456,581,970, respectively.

As a result of technological enhancements and urban improvements, the Company retired fixed assets during the six month periods ended June 30, 2003 and 2002. The losses recorded as a result of those retirements amounted to € 1,985,677 and € 1,427,072, respectively (Note 26).

12. Intangible Assets

This caption consists of:

June 30, 2003

		Accumulated	Net book
	Cost	Amortization	value

Goodwill	2,718,063,677	172,195,651	2,545,868,026
Industrial property and other rights (1)	800,377,235	173,188,308	494,039,561
Incorporation expenses	87,473,090	78,699,096	8,773,994
Research and development costs	77,913,540	52,264,451	58,982,422
Other intangible	11,439,055	2,480,769	142,107,652
In-progress intangibles (2)	145,923,164	-	112,589,831
Advances to suppliers of intangible assets	1,555,539	-	1,555,539

	3,842,745,300	478,828,275	3,363,917,025

(1)	This caption includes the following intangible asstes related with concessions or licences held by subsidiaries: (i) € 348,395,587 related to the acquisition of the ownership of the Basic Network from the Portuguese Government by PT Comunicações on December 27, 2002. This amount corresponds to the difference between the amount paid in 2002 (€ 365 million – Note 1.b)) and the concession rent of 2002 (€ 16,604,413), which was still recorded in the income statement as cost of the year 2002; and (ii) € 131,253,590 related to 50% of the cost of a mobile telecommunications license obtained by Global Telecom to operate in the Brazilian states of Paraná and Santa Catarina. The intangible asset related with the Basic Network is amortized on a straight-line basis over the remaining period of the concession; Global Telecom’s license is amortized on a progressive scale, based on the expected evolution of revenues through the period of the license.
(2)	This caption includes an amount of € 99,759,579 related with a UMTS license obtained by the Company and an amount of € 33,333,333 paid to Oniway in connection with an agreement signed in 2002 between that company and the others three mobile operators in Portugal (including TMN). These intangibles will be amortized through the expected end of the UMTS license (December 19, 2015), starting on the date that the UMTS system becomes operational. The Company believes that there are no impairment issues regarding these intangibles based on the estimated prospects for the UMTS system considered in the business plans of TMN.
December 31, 2002

		Accumulated	Net book
	Cost	Amortization	value

Goodwill	2,463,303,983	251,953,956	2,211,350,027
Industrial property and other rights	586,280,468	114,115,902	472,164,566
Incorporation expenses	86,310,197	80,650,379	5,659,818
Research and development costs	72,463,506	42,801,424	29,662,082
Other intabgibles	140,613,913	12,348,565	128,265,348
In-progress intangibles	118,196,299	-	118,196,299
Advances to suppliers of intangible assets	3,447,779	-	3,447,779

	3,470,616,145	501,870,226	2,968,745,919

Intangible assets, net by geographic area are as follows:

	June 30,	December 31,
	2003	2002

Domestic market	1,301,287,418	1,333,736,861
International market:
Brazil	2,059,451,991	1,628,429,046
Other	3,177,616	6,580,012

	3,363,917,025	2,968,745,919

Amortization charged to operations, excluding amortization of goodwill, in the six month periods ended June 30, 2003 and 2002 amounted to € 48,049,039 and € 41,245,215, respectively.

Goodwill, net of accumulated amortization, is related with the acquisition of the following investments:

	June 30,	December 31,
	2003	2002

Brasilcel:
TCP	736,873,215	655,828,563
Tele Sudeste	360,185,948	350,541,698
Celular CRT Participações, S.A.	247,437,584	179,270,958
TCO	188,697,159	-
Global Telecom	134,805,331	120,831,215
Tele Leste	70,006,224	85,814,567
Ceterp (region of Ribeirão Preto in the state of São Paulo)	9,501,660	8,984,679

	1,747,507,121	1,401,271,680

Wireline businesses:
PTM.com (ISP and portals business)	166,960,658	171,297,298
Marconi (international carrier business)	79,072,315	82,510,242
Others	1,401,130	1,800,247

	247,434,103	255,607,787

PT Multimédia:
Pay TV and Cable Internet	181,637,588	171,163,895
Audiovisuals:
Lusomundo Audiovisuais (1)	68,603,641	-
Lusomundo Cinemas (1)	25,179,876	-
Media:
Lusomundo Serviços (1)	93,297,508	-
Jornal de Notícias, S.A.	12,407,666	13,078,190
Diário de Notícias, S.A.	3,099,295	3,241,481
Radiopress - Comunicação e Radiodifusão, S.A.	2,030,724	2,131,202
Vasp - Sociedade de Transporte e Distribuição, S.A.	1,962,359	2,207,654
Pressmundo - Editora de Publicação, S.A.	1,265,832	1,305,000
Publicações Prodiário, S.A.	1,162,282	1,197,867
Others	1,645,422	1,862,441
Lusomundo SGPS (1)	-	192,117,309

	392,292,193	388,305,039

Others businesses:
Páginas Amarelas	85,987,886	88,221,338
Unitel	28,402,856	30,587,691
PrimeSys	27,893,438	26,327,691
PT SI (2)	10,160,769	4,827,873
Cabo Verde Telecom, S.A. ("Cabo Verde Telecom")	6,189,660	6,458,972
Megamédia - Soluções Multimédia, S.A. (Mega Média") (2)	-	6,524,852
Others	-	3,217,104

	158,634,609	166,165,521

	2,545,868,026	2,211,350,027

(1)	Pursuant to the restructuring of Lusomundo SGPS (Note 1), the goodwill related to PT Multimédia’s acquisition of its investment in Lusomundo SGPS was splited as of March 31, 2003 between its subsidiaries based on the fair value attributable to each of those businesses.
(2)	The goodwill of PT SI includes € 6,735,331 related to the goodwill arised during the acquisition of Mega Média, which was incorporated into PT SI during the first half of 2003.

Goodwill is amortized as follows (Note 3.e)):

Company	Amortization	Period
Brasilcel’s subsidiaries	Progressive scale based on the expected revenues of each company.	Period remaining to the end of the concession of each company.
PT Multimédia and subsidiaries	Straight line basis.	Period expected to recover the investment (20 years).
PTM.com	Straight line basis.	Period expected to recover the investment (20 years).
Marconi	Straight line basis.	Period expected to recover the investment (20 years).
Páginas Amarelas	Straight line basis.	Period expected to recover the investment (20 years).
Unitel	Straight line basis.	Period remaining to the end of the license on the date of acquisition of the investment (9 years).
PrimeSys	Straight line basis.	Period expected to recover the investment (10 years).
Cabo Verde Telecom	Straight line basis.	Period remaining to the end of the license on the date of acquisition of the investment (19 years).
Others	Straight line basis.	Period expected to recover the investment (maximum is 20 years).

Amortization of goodwill in the six months periods ended June 30, 2003 and 2002 was as follows:

	2003	2002

Brasilcel:
TCP	10,891,311	19,266,492
Tele Sudeste	6,442,691	-
Celular CRT Participações, S.A.	4,119,741	-
TCO	962,391	-
Global Telecom	1,480,130	3,946,621
Tele Leste	996,809	-
Ceterp	595,106	1,918,417

	25,488,179	25,131,530

Wireline businesses:
PTM.com (ISP and portals business)	4,336,640	3,922,841
Marconi (international carrier business)	3,437,927	3,437,927
Others	398,117	398,117

	8,172,684	7,758,885

PT Multimédia:
Pay TV and Cable Internet	4,989,638	4,132,416
Audiovisuals:
Lusomundo Audiovisuais (1)	868,401	-
Lusomundo Cinemas (1)	318,733	-
Media:
Lusomundo Serviços (1)	1,180,981	-
Jornal de Notícias, S.A.	670,525	670,525
Vasp - Sociedade de Transporte e Distribuição, S.A.	245,295	-
Diário de Notícias, S.A.	142,185	142,185
Radiopress - Comunicação e Radiodifusão, S.A.	100,478	100,519
Pressmundo - Editora de Publicação, S.A.	39,168	39,168
Publicações Prodiário, S.A.	35,585	35,585
Others	162,011	161,529
Lusomundo SGPS (1)	2,668,172	14,697,709

	11,421,172	19,979,636

Others businesses:
Páginas Amarelas	2,233,452	-
Unitel	2,184,835	2,184,835
PrimeSys	1,727,603	8,556,270
Others	1,495,888	12,689,033

	7,641,778	23,430,138

	52,723,813	76,300,189

(1)	Pursuant to the restructuring of Lusomundo SGPS (Note 1), the goodwill related to PT Multimédia’s acquisition of its investment in Lusomundo SGPS was splited as of March 31, 2003 between its subsidiaries based on the fair value attributable to each of those businesses. Accordingly, the goodwill of Lusomundo SGPS was amortized up to March 31, 2003 and the goodwill allocated to Lusomundo Serviços, Lusomundo Audiovisuais and Lusomundo Cinemas was amortized as from April 1, 2003.

The Company, supported on the business plans of the subsidiary and associated companies mentioned above, believes that the carrying value of the financial investments on the above mentioned companies (including goodwill, net of provisions and accumulated amortization), is lower than its fair value.

13. Loans

This caption consists of:

	June 30,		December 31,
	2003		2002

	Short - term	Long- term	Short - term	Long - term

Exchangeable bonds (a)	450,485,000	550,000,000	-	1,059,035,000
Bonds (b)	-	2,724,699,474	285,118,370	2,724,699,474
Bank loans (c)
External market loans	420,665,681	1,309,393,186	240,785,146	1,280,561,255
Domestic market loans	4,358,452	8,099,724	8,087,864	9,277,512
Overdrafts	8,424,593	-	8,465,072	-
Other loans
Commercial paper (d)	156,705,461	21,000,000	524,668,403	62,000,000
Domestic market loans	27,207	-	-	-
External market loans (e)	30,630,459	107,992,669	27,230,960	83,534,426

	1,071,296,853	4,721,185,053	1,094,355,815	5,219,107,667

As of June 30, 2003, the long-term portion of the loans is repayable as follows:

Second half 2004	215,761,741
2005	1,276,193,751
2006	1,678,451,374
2007	129,795,030
First half 2008	51,764,615
Second half 2008 and following years	1,369,218,542

4,721,185,053

(a) Exchangeable bonds

On June 7, 1999 PT Finance issued exchangeable bonds totalling € 509,435,000, convertible into Portugal Telecom shares, as follows:

  Number of exchangeable bonds: 101,887;

  Exchange price: € 10.515 per share (as a result of the stock split and the share capital increases occurred up to December 31, 2001);

  Nominal value: € 5,000;

  Maturity: June 7, 2004; and

  Fixed interest rate: 1.5% per annum, paid quarterly at the end of each period.

On April 24, 2001 76 bonds were converted into 35,431 shares of Portugal Telecom and during the first half of 2003 the Company unwinded 11,710 of these bonds, with a notional value of € 58,550,000. As of June 30, 2003 there are 90,097 exchangeable bonds outstanding corresponding to an amount of € 450,485,000.

On December 6, 2001 PT Finance issued exchangeable bonds totalling € 550,000,000, convertible into Portugal Telecom shares, as follows:

  Number of exchangeable bonds: 110,000;

  Exchange price: € 12.3985 per share;

  Nominal value: € 5,000;

  Maturity: December 6, 2006; and

  Fixed interest rate: 2% per annum, paid quarterly at the end of each period.

As of June 30, 2003 all of these exchangeable bonds are still outstanding. During 2003 the Company acquired in the financial markets 3,900 exchangeable bonds with a notional value of € 19,500,500. As of June 30, 2003 the Company holds as marketable securities 15,790 exchangeable bonds with a notional value of € 78,950,000 (Note 5).

(b) Bonds

The main conditions of the outstanding bonds are summarized in the following table:

PT/97 (2nd issue)

Amount	€ 124,699,474 (1)

Annual interest
rate:	2.6478
June 30, 2003

Interest payment dates	May 17 and November 17

Repayment date	November 17, 2004

Other conditions	These bonds can be totally or partially repaid in advance on November 17, 2003.

(1)	On November 19, 1999 the 25,000,000 bonds that make up this loan were redenominated as follows:
The nominal value is one cent; The total amount of the issueis € 124,699,474; and The number of bondsredenominated is 12,469,947,426.
(2)	These bonds bear a floating interest rate, corresponding to the six months Euribor plus a 0.25% spread. Consequently, the annual interest rate for the 11th coupon, which falls due on May 17, 2003, is 2.6478%.

On April 7, 1999 PT Finance issued notes totalling € 1,000,000,000, under a Global Medium Term Note (“GMTN”) program, with an annual fixed interest rate of 4.625%. These notes mature in 10 years. As of June 30, 2003 Portugal Telecom holds as marketable securities certain of these notes with a notional value of € 120,500,000 (Note 5).

On February 21, 2001 PT Finance issued notes totalling € 1,000,000,000, under a second GMTN program, with an annual fixed interest rate of 5.75%. These notes mature in five years. As of June 30, 2003, Portugal Telecom holds as marketable securities certain of these notes with a notional value of € 100,500,000 (Note 5).

On November 16, 2001 PT Finance issued notes totalling € 600,000,000, under a Floating Rate Note program, at a floating interest rate corresponding to the three months Euribor plus a 0.75% spread. These notes mature in three years and three months. As of June 30, 2003 Portugal Telecom holds as marketable securities certain of these notes with a notional value of € 15,050,000 (Note 5).

(c) Bank loans

As of June 30, 2003 and December 31, 2002 bank loans are denominated in the following currencies:

	June 30, 2003		December 31, 2002

	In the currency		In the currency
	of the loan	Euro	of the loan	Euro

Euro	1,257,946,672	1,257,946,672	1,240,167,957	1,240,167,957
U. S. Dollars	35,744,402	31,280,653	121,663,496	116,013,632
Brazilian Reais	1,402,908,538	426,584,528	568,155,441	153,042,625
Other		35,129,783		37,952,635

		1,750,941,636		1,547,176,849

As of June 30, 2003 and December 31, 2002 the guarantees given by third parties on behalf of the Company related with these loans were as follows:

	June 30,	December 31,
	2003	2002

- European Investment Bank loans backed by guarantees from Portuguese	322,654,307	346,120,447
banks
- Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	11,314,378	12,043,505

On June 18, 2001 the Company obtained a Multicurrency Revolving Credit Facility amounting to € 560,000,000, with a maturity of three years, which was used to refinance existing debt in Global Telecom. During January 2003 this facility was repaid in advanced and replaced by a Revolving Credit Facility (“New Facility”) amounting to € 500,000,000, with maturity of two years. The interest rate on the New Facility equals the Euribor rate plus a 0.45% spread.

As of June 30, 2003 and December 31, 2002, bank loans bear interest at annual interest rates, equivalent to loans denominated in Euros, that vary between:

	June 30,	December 31,
	2003	2002

Maximum	4.90%	5.90%
Minimum	2.08%	2.87%

(d) Commercial paper

As of June 30, 2003 this caption relates basically to commercial paper programmes issued by the following group companies:

Portugal Telecom (i)	141,724,677
Lusomundo	35,980,784

177,705,461

(i)	Short term commercial paper programme issued in 2002, amounting to a total of € 875,000,000. As of June 30, 2003 it as been used an amount of € 141,724,677, maturing on July 2003 and bearing interest at an annual rate of 2.256%.

(e) Other loans - external market

As of June 30, 2003 this caption comprises basically the loans obtained by Brasilcel’s subsidiaries from BNDES (the Brazilian Development Bank) totalling to € 121,680,628. These loans bear interest at current market rates in Brazil.

(f) Covenants

As of June 30, 2003 the main covenants, which have been fully complied with by the Company, are as follows:

  Credit rating

If at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom must present a guarantee acceptable by European Investment Bank (“EIB”). This covenant is applied to certain EIB loans totalling € 150 million.

  Control/Disposal of subsidiaries

Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. This covenant is applied to EIB loans totalling € 568 million and to the New Facility of € 500 million.

  Financial ratios

The consolidated ratio Net Debt/EBITDA, should be higher than 2.5. In the event of non-compliance with this covenant by Portugal Telecom, the conditions (spread and maturity) of the New Facility may be changed. As of June 30, 2003 this ratio stood at 1.85.

In addition the Global Medium Term Notes and the Exchangeable Bonds include certain restrictions to grant pledge over the Company’s consolidated assets, in order to secure any loan or obligation to third parties.

14. Accounts Payable Other - Third Parties

This caption consists of:

	June 30,	December 31,
	2003	2002

Thrid parties:
Accounts payable to fixed assets suppliers	140,883,077	243,607,371
Taxes payable in foreign countries (1)	72,719,979	68,138,114
Contributions to PT-ACS (Note 3.g))	15,571,576	23,212,392
Contributions payable to the pension funds (2)	10,266,052	-
Caixa Geral de Aposentações	-	7,116,136
Advances from customers	4,290,619	5,335,094
Other (3)	218,411,666	103,210,978

	462,142,969	450,620,085

(1)	As of June 30, 2003 this caption included primarily 50% of the taxes payable by Brasilcel’ subsidiaries amounting to € 52,266,485, related with taxes charged over revenues.
(2)	As of June 30, 2003, this caption relates to the contributions of this year due to the pension funds, net of payments on account made by PT Comunicações on behalf of Caixa Marconi (Note 30).
(3)	As of June 30, 2003, this caption included: (i) € 98,919,369 related with 50% of the amount due by TCP in relation with its acquisition of TCO; (ii) € 27,399,604 related with an advance received in connection with the sale to a financial institution of an account receivable from the Portuguese State related with discounts given to retired Portuguese citizens (Note 34.c)); (iii) € 20,588,299 related to 50% of the management fees due to Telefónica Móviles by certain of Brasilcel’s subsidiaries; and (iv) € 4,959,550 related with commissions payable.

15. Accrued Expenses

This caption consists of:

	June 30,	December 31,
	2003	2002

General and administrative expenses	160,827,609	114,662,492
Interest expense	131,905,795	159,337,152
Vacation pay and bonuses	104,038,587	93,321,551
Corrections to invoices issued	43,967,130	27,570,232
Commissions	18,670,870	16,193,836
Interest on unpaid taxes (Note 33.a))	1,956,414	1,123,313
Other	30,557,834	47,957,052

	491,924,239	460,165,628

16. Taxes Payable

This caption consists of:

	June 30,	December 31,
	2003	2002

Income taxes, net of payments on account	3,210,416	877,597
Value added tax	73,981,786	48,741,693
Social Security contributions	12,963,639	10,218,174
Personnel income tax withholdings	12,206,984	8,981,320
City tax	1,587,731	1,779,804
Other	417,275	475,465

	104,367,831	71,074,053

Reconciliation between income taxes payable as of June 30, 2003 and as of December 31, 2002 and the income tax expense for the periods then ended recorded in the profit and loss statement, is as follows:

	June 30,	December 31,
	2003	2002

Income taxes payable, net of payments on account	3,210,416	877,597
Foreign income tax payable by subsidiaries (1)	22,013,083	15,655,420
Payments on account made by subsidiaries	624,564	3,307,921
Adjustments related with prior years	(106,830)	(107,006)

	25,741,233	19,733,932
Deficit in the income tax accrual recorded at year end	1,062,675	-
Reversal of income tax accruals in excess	-	(13,326,926)

Income tax-current for the period	26,803,908	6,407,006

(1)	This amount is recorded under “Accounts payable other – Third parties” (Note 14).

Income tax-current for the six months period ended June 30, 2003 and for the year ended December 31, 2002 was recorded in the following captions:

	June 30,	December 31,
	2003	2002

Estimate of income taxes for the period (Note 29)	145,068,320	490,163,235
Cumulative foreign currency translation adjustments (Note 3.o))	12,235,641	(48,843,918)
Tax losses carryforward used in the period (Note 29)	(130,129,330)	(434,496,983)
Other (1)	(370,723)	(415,328)

	26,803,908	6,407,006

(1)	Includes the estimate of income taxes of Regiforum and Lusomundo SII, which are excluded from consolidation (see Exhibit I.2) but are included in the tax consolidations of Portugal Telecom and PT Multimédia, respectively.

17. Deferred Income

This caption consists of:

	June 30,	December 31,
	2003	2002

Advance billing (1)	125,605,271	23,798,458
Financial instruments (2)	30,482,933	93,132,085
Investment subsidies (Note 3.k))	17,595,215	19,991,866
Deferred income on own bonds (Note 5)	12,376,161	14,223,707
Exchange gains deferred	7,158,789	11,282,554
Telephone directories	2,666,474	10,246,226
Other	52,503,798	2,405,195

	248,388,641	175,080,091

(1)	As of June 30, 2003 this caption included € 88,959,135 related with pre-paid minutes of traffic in mobile networks (Note 3.q)).
(2)	As of June 30, 2003 this caption included upfront fees received and related with the restructuring of interest rate swap contracts. This amount is being recognized in income during the period of those contracts (Note 31).

18. Other Non-Current Liabilities

This caption consists of:

	June 30,	December 31,
	2003	2002

Provisions for other risks and costs (Note 28):
For fixed assets (Note 3.d))	36,142,861	32,983,177
For taxes (a)	20,609,345	26,144,615
For legal actions (b)	12,256,819	9,837,168
For incentive plans (Note 32)	418,677	9,173,262
For other risks and costs (c)	338,457,239	361,065,133

	407,884,941	439,203,355
Other	74,004,523	79,738,060

	481,889,464	518,941,416

(a) The provision for taxes is to cover tax contingencies and was estimated based on information obtained from the Company's legal counsel and tax consultants. As of June 30, 2003 this provision by subsidiary is the following:

Brasilcel's subsidiaries (50%)	14,923,111
PT Comunicações (Note 33.a))	1,365,554
Other	4,320,680

20,609,345

The provisions recorded by Brasilcel’s subsidiaries as of June 30, 2003 are basically related to indirect taxes in Brazil (ICMS), which legality under Brazilian Constitution is being challenged by those companies.

(b) The provision for legal actions is to cover liabilities arising from legal actions against the Company for which the final outcome as of June 30, 2003 was not yet settled. The amount of the provision is based on information obtained from the Company’s legal counsel.

(c) As of June 30, 2003, the detail of this caption is as follows:

For impairment (i)	98,815,669
For risks related with equity swaps (Note 31)	50,343,112
For losses in affiliated companies (Note 10)	76,535,208
Other provisions (ii)	112,763,250

338,457,239

(i) This provision was recorded based on management belief and covers inherent risks related with potential impairments in financial investments. The information available to date indicates that this provision is adequate to cover those risks.

(ii) This caption includes € 57,130,000 related to a provision to cover estimated losses resulting from the restructuring of certain activities of TV Cabo, which was recorded during the first half of 2003 (Note 27). The remaining balance of this caption relates to provisions to cover risks associated with the activities of others subsidiaries.

19. Minority Interest

This caption consists of:

	June 30,	December 31,
	2003	2002

Brasilcel (1)	465,407,160	226,107,885
PT Multimédia (2)	154,427,308	156,892,364
Cabo Verde Telecom	25,444,062	25,975,810
Mascom	12,704,068	11,338,439
PT Prime (2)	5,393,786	4,927,105
Warner Lusomundo	4,667,481	4,595,727
Cabo TV Madeirense, S.A.	4,634,872	4,439,994
Lusomundo Media	3,610,611	4,014,029
Cabo TV Açoreana, S.A.	1,667,438	1,617,935
CST - Companhia Santomense Telecomunicações, S.A.R.L.	1,462,369	1,591,980
Kénia Postel Directories	1,453,100	1,670,905
LTM	1,220,976	1,727,857
Gráfica Funchalense, S.A.	1,207,406	918,816
Others, net	1,478,680	1,362,638

	684,779,317	447,181,484

The income/(losses) applicable to minority interest in the six months periods ended June 30, 2003 and 2002 were as follows:

	2003	2002

Brasilcel (1)	24,435,813	-
Cabo Verde Telecom	4,077,038	3,074,722
Mascom	2,469,887	1,850,412
PT Multimédia (2)	1,334,594	(35,913,517)
Kénia Postel	651,564	975,883
PT Prime (2)	579,320	(157,344)
Cabo TV Madeirense, S.A.	551,998	324,814
LTM	441,663	722,948
Cabo TV Açoreana, S.A.	163,766	154,546
CST	129,708	66,411
TCP (3)	-	(55,548,868)
Others, net	408,998	(1,432,720)

	35,244,349	(85,882,713)

(1)	The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel’ subsidiaries in their corresponding amounts of shareholders’ equity and net income.
(2)	The minority interests in these subsidiaries correspond to the interests of minority shareholders in their equity and net income, considering the application of the equity method of accounting to their subsidiaries.
(3)	As mentioned in Note 1, this subsidiary was incorporated in Brasilcel as of December 27, 2002.

20. Share Capital and Reserves

As of June 30, 2003 Portugal Telecom's fully subscribed and paid share capital amounted to €1,254,285,000 and is represented by 1,254,285,000 shares, with a nominal value of 1 Euro each, and with the following distribution:

  1,254,284,500 ordinary shares;

  500 class A shares.

All of the Class A shares are held by the Portuguese State.

The class A shares have special voting rights as follows:

  Election of one third of the Directors, including the Chairman of the Board of Directors;

  Authorization to require distributions to all shareholders of dividends in excess of 40% of Portugal Telecom’s net income;

  Capital increases and other changes in Portugal Telecom’s Articles of Association;

  Issuance of bonds and other securities;

  Authorization for a shareholder operating in an area which is in competition with Portugal Telecom to hold more than 10% of the ordinary shares;

  Altering the general objectives, the strategy or the policies of Portugal Telecom; and

  Defining investment policies of Portugal Telecom, including the authorizing of acquisitions and disposals.

As a result of the 5 phases of the privatization of Portugal Telecom, initiated in June 1, 1995 and concluded on December 4, 2000, the interest of the Portuguese Government in the Company's share capital as of June 30, 2003 was 6.5%, including the 500 class A shares indicated above.

Capital issued premium

This caption results from premiums generated in share capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão de Mercado de Valores Mobiliários (the Portuguese stock exchange regulator), these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

According to the resolution of the Annual General Shareholders Meeting of April 4, 2003, Portugal Telecom allocated € 2,057,860,109 from this caption to “Retained earnings”, to cover for accumulated losses existing at December 31, 2002 in its individual financial statements.

Legal reserve

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

21. Operating Revenues

This caption consists of:

	2003	2002

Wireline businesses (Note 35.2) (1)	1,072,643,057	1,135,841,500
Services rendered	987,144,060	1,050,668,381
Directories	69,041,986	69,561,914
Sales	16,457,011	15,611,205
Domestic Mobile - TMN (Note 35.3)	624,602,190	605,215,295
Services rendered	572,518,184	546,141,187
Sales	52,084,006	59,074,108
Brazilian Mobile - VIVO (Note 35.4) (2)	588,709,522	734,052,769
Services rendered	490,735,473	638,270,827
Sales	97,974,049	95,781,942
PT Multimédia (Note 35.5) (1)	325,772,729	292,671,190
Services rendered	262,003,794	229,358,704
Sales	63,768,935	63,312,486
Other Businesses	113,221,900	84,831,084
Services rendered	111,292,188	80,602,277
Directories	8,794	2,844
Sales	1,920,918	4,225,963

	2,724,949,398	2,852,611,838

(1)	Based on the changes occurred in the composition of this business segment (Note 35.1), the amounts related to the first half of 2002 were adjusted accordingly. PTM.com’s results were included in this segment and excluded from the PT Multimédia business segment.
(2)	Since the contribution to Brasilcel of Portugal Telecom’s investment in TCP occurred in December 27, 2002, the amounts for the first half of 2002 includes 100% of TCP’s operating revenues and the amounts for the first half of 2003 include 50% of the consolidated operating revenues of VIVO.

22. Wages and Salaries

This caption consists of:

	2003	2002

Salaries	288,680,160	288,178,761
Employee benefits	42,944,000	37,839,756
Social charges	10,241,455	12,079,517
Insurance	1,764,831	1,609,225
Other	5,276,340	9,249,645

	348,906,786	348,956,904

23. Costs of Telecommunications

This caption consists of:

	2003	2002

Interconnection charges - fixed/mobile	65,094,581	76,276,475
Interconnection charges - mobile/mobile	62,228,698	76,497,512
Use of network	45,680,058	48,045,342
International telecommunications operators	36,076,605	39,685,509
Rental of telecommunications circuits	34,681,866	23,829,080
Roaming	15,200,255	18,861,143
Satellite charges	5,084,590	3,864,139
Other costs of telecommunications services	32,674,866	42,750,562

	296,721,519	329,809,762

24. General and Administrative Expenses

This caption consists of:

	2003	2002

Specialized work and subcontracts	242,086,502	249,265,976
Commissions	60,678,229	52,047,651
Rents	45,626,803	53,443,412
Electricity	21,656,958	24,999,143
Communication expenses	16,299,566	21,869,574
Travel and entertainment	8,021,570	9,155,364
Insurance	5,157,794	5,133,016
Security expenses	4,828,948	4,773,200
Fuel and gas	3,787,499	3,540,420
Other general and administrative expenses	49,445,170	43,460,160

	457,589,039	467,687,916

25. Other Financing Income, Net

This caption consists of:

	2003	2002

Decreases in provisions for financial instruments and financial investments (Note 28) (1)	101,542,285	-
Gains on investments	1,222,136	1,100,983
Increases in provisions for financial instruments and financial investments (Note 28) (2)	(7,503,230)	(20,753,310)
Bank comissions and expenses	(15,727,564)	(23,932,406)
Financial discounts, net	(1,046,674)	(2,979,765)
Other financial costs	2,860,597	(6,329,497)

	81,347,550	(52,893,995)

(1)	This caption comprises € 58,900,325 and € 43,962,608 related to decreases in the provisions to equity swaps and financial instruments of Brasilcel’ subsidiaries, respectively.
(2)	This caption includes € 4,250,566 related to an increase in the provision to equity swaps of PT’s shares.

26. Gains on sales and disposals of fixed assets, net

This caption consists of:

	2003	2002

Gains on sales and disposals of fixed assets (1)	41,596,763	5,655,233
Losses on sales and disposals of fixed assets	(2,575,759)	(2,382,202)
Losses on the retirement of fixed assets (Note 11)	(1,985,677)	(1,427,072)
Others	285,490	9,920

	37,320,817	1,855,879

(3)	In the first half of 2003 this caption includes basically a gain obtained by PT Comunicações on the sales of certain fixed assets.

27. Extraordinary Items

This caption consists of:

	2003	2002

Increases in provisions (Note 28) (1)	(60,317,960)	-
Gains on disposals of investments, net:
Disposals of shares of Telefónica	-	30,519,163
Disposals of shares of Deltapress	-	5,403,370
Other, net	317,796	506,996

	(60,000,164)	36,429,529

(1)	In the first half of 2003 this caption includes € 57,130,000 related to a provision to cover estimated losses resulting from the restructuring of certain activities of TV Cabo (Note 18).

28. Movement in the Provisions

During the first half of 2003 the movement in the provision accounts was as follows:

	Beginning balance	Increases	Reductions	Other movements	Ending balance

Provision for marketable securities (Note 5)	19,066	-	-	-	19,066
Provision for doubtful accounts receivable
(Notes 6 and 7)	367,096,881	50,737,201	(16,835,159)	(5,781,120)	395,217,803
Provision for inventories (Note 8)	16,949,399	5,536,166	(151,190)	1,398,148	23,732,523
Provision for investments (Note 10)	319,578,990	1,597,166	(43,962,608)	(46,230,760)	230,982,788
Provisions for other risks and costs (Note 18):
Fixed assets	32,983,177	1,396,233	(457,415)	2,220,866	36,142,861
Taxes	26,144,615	3,082,370	(10,054,866)	1,437,226	20,609,345
Legal actions	9,837,168	809,714	(711,826)	2,321,763	12,256,819
Other	370,238,395	92,659,955	(66,450,305)	(57,572,129)	338,875,916

	439,203,355	97,948,272	(77,674,412)	(51,592,274)	407,884,941

	1,142,847,691	155,818,805	(138,623,369)	(102,206,006)	1,057,837,121

The increases occurred during the first half of 2003 in these provision accounts were recorded in the following profit and loss captions:

Wages and salaries	1,089,849
Provisions for doubtful receivables, inventories and other	65,329,557
Taxes other than income taxes	98,985
Depreciation and amortization	1,396,233
Other financing losses (Note 25)	7,503,230
Equity in losses of affiliated companies	18,550,182
Other net non-operating expenses	1,532,809
Extraordinary items (Note 27)	60,317,960

155,818,805

The decreases occurred during the first half of 2003 in these provision accounts were recorded in the following profit and loss captions:

Provisions for doubtful receivables, inventories and other	21,757,441
General and administrativeb expenses	1,320,649
Depreciation and amortization	457,415
Taxes other than income taxes	10,054,866
Other financing income (Note 25)	102,862,933
Other net non-operating expenses	2,170,065

138,623,369

During the first half of 2003 the caption “Provisions for doubtful receivables, inventories and other” includes the following items:

Decreases in provisions	(21,757,441)
Increases in provisions	65,329,557
Direct write-off of accounts receivables	12,177,796
Collections from accounts receivables which were previously write-off	(1,062,599)

54,687,313

Other movements include basically the direct use of provisions, the inclusion and exclusion of companies from the consolidation and currency translation adjustments relating to provision recorded by foreign subsidiaries.

During the year ended December 31, 2002 the movements in the provision accounts were as follows:

	Beginning balance	Increases	Decreases	Other movements	Effect of Brasilcel consolidation (a)	Ending balance

Provision for marketable securities	19,066	-	-	-	-	19,066
Provision for doubtful accounts receivable	343,583,063	99,444,913	(1,910,615)	(70,224,913)	(3,795,567)	367,096,881
Provision for inventories	15,984,208	5,023,283	(763,477)	(3,687,159)	392,544	16,949,399
Provision for investments	30,104,232	13,079,088	(19,847,611)	457,388,741	(161,145,460)	319,578,990
Provisions for other risks and costs:
Fixed assets	35,768,526	3,134,615	(2,819,667)	(3,100,297)	-	32,983,177
Taxes	67,153,725	11,024,408	(16,905,510)	(23,875,733)	(11,252,275)	26,144,615
Legal actions	7,653,111	2,811,824	(188,974)	(438,793)	-	9,837,168
Other	449,368,513	833,740,805	(23,813,299)	(473,314,637)	(415,742,987)	370,238,395

	559,943,875	850,711,652	(43,727,450)	(500,729,460)	(426,995,262)	439,203,355

	949,634,444	968,258,936	(66,249,153)	(117,252,791)	(591,543,745)	1,142,847,691

(a)	This column corresponds to the net effect of including 50% of the provisions recorded by Brasilcel and excluding 100% of the provisions recorded by TCP.

29. Taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax ("IRC") at a rate of 30% which can be increased up to 10% through a municipal tax. Portugal Telecom, PT Multimédia and Lusomundo Media adopted the tax consolidation regime. The provision for income taxes is determined on the basis of the estimated taxable income for all companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regimes of Portugal Telecom, PT Multimédia and Lusomundo Media, are taxed individually based on their respective taxable income, at the applicable tax rates.

In accordance with Portuguese tax legislation, corporate tax returns are subject to review and adjustment by the tax authorities for four years following their filing (five years for social security, being ten years for the contributions made up to the year ended December 31, 2001). Management believes that any adjustment, which may result from such reviews or inspections, would not have a material impact on the consolidated financial statements as of June 30, 2003. Under prevailing Portuguese tax regulations, tax losses may be carried forward for up to six years.

Deferred Taxes

The movement in deferred taxes (Note 3.0) during the six months period ended June 30, 2003 is as follows:

		Increase/(Decrease)

	Beginning Balance	Net income	Taxes Payable (Note 16)	Foreign currency translation adjustments	Other adjustments	Ending Balance

Deferred tax assets

Provisions	444,412,262	42,377,252	-	-	(56,891)	486,732,623
Tax losses carryforward	930,541,166	36,474,873	(130,129,330)	-	(729,058)	836,157,651
Financial instruments	2,803,757	(1,240,676)	-	-	-	1,563,081
Additional contribution to pension funds	27,858,882	13,608,652	-	-	-	41,467,534
Others (i)	291,650,088	(29,297,571)	-	31,574,555	(5,767,413)	288,159,659

	1,697,266,155	61,922,530	(130,129,330)	31,574,555	(6,553,362)	1,654,080,548

Deferred tax liabilities

Revaluation of fixed assets (Note 3.d))	33,883,143	(1,821,959)	-	-	(12,339)	32,048,845
Gains on disposals of investments	345,231,190	(722,506)	-	-	-	344,508,684
Financial Instruments	-	2,856,131	-	-	-	2,856,131
Distributable reserves of subsidiaries
in foreign countries	13,743,749	(2,361,834)	-	-	-	11,381,915
Others	10,412,416	39 337	-	-	-	10,451,753

	403,270,498	(2,010,831)	-	-	(12,339)	401,247,328

		(63,933,361)	130,129,330	31,574,555	6,541,023

(i)

As of June 30, 2003 this caption included basically deferred tax assets in the amount of € 276,471,368 recorded by Brasilcel’s subsidiaries relating to future tax benefits resulting from corporate restructures made by those Brazilian subsidiaries to allow for the tax deductibility of goodwill generated in Brazil.

Deferred taxes recorded in the balance sheets as of June 30, 2003 and December 31, 2002 were classified as follows:

	June 30, 2003		December 31, 2002

	Assets	Liabilities	Assets	Liabilities

Current	847,790,075	37,972,068	819,956,480	44,220,045
Non-current	806,290,473	363,275,260	877,309,675	359,050,453

	1,654,080,548	401,247,328	1,697,266,155	403,270,498

The reconciliation of the income tax provision for the six months periods ended June 30, 2003 calculated at the statutory Portuguese income tax rate and the effective income tax rate, is as follows:

Income before income taxes	259,873,406
Statutory tax rate (including municipal taxes at a 10% standard)	33.00%

85,758,224
Valuation allowance for certain tax losses carryforward	19,890,856
Permanent diferences (a)	17,387,600
Initial recognition of deferred tax assets related with tax losses carryforward from previous years	(41,464,409)
Differences in the income tax rate in different jurisdictions (b)	(1,380,721)
Other	943,409

Income taxes in the profit and loss statement	81,134,959

Efective tax rate	31.22%

The income tax for the year, is as follows:
Income tax-current (Note 16)	145,068,320
Deferred taxes	(63,933,361)

81,134,959

(a)	This amount relates to the following:

Goodwill amortization	52,723,813
Equity accounting in losses of affiliated companies, net	13,024,444
Other	(13,058,560)

52,689,697
Tax effect	33.00%

17,387,600

(b)

This amount relates to the impact of the different municipal tax rates applicable to the different group companies in Portugal and also to the differences between the statutory tax rate in Portugal (33%, including municipal taxes at a 10% standard) and the income tax rates applicable to foreign subsidiaries.

30. Post Retirement Benefits

1. Pension Benefits

As referred to in Note 3.f), PT Comunicações, PT SI and Lusomundo Media (through its subsidiaries Jornal de Notícias and Diário de Notícias) are liable for the payment of pensions, supplemental pension benefits to suspended employees and other gratuities to retired and active employees. These liabilities, which are estimated based on actuarial valuations prepared by an independent actuary, are as follows:

a) Former Telecom Portugal employees - Former employees of Telecom Portugal hired by CTT prior to May 14, 1992, or who were retired on that date, are entitled to a Company provided pension benefit. Employees hired after that date are covered by the general Portuguese State social security system. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

b) Former TLP employees - The retired and active employees who were formerly employees of TLP and who were hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. After this date these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

c) Former TDP employees - Former employees of TDP hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

d) Former Employees of Marconi - The former employees of Marconi hired prior to February 1, 1998 are entitled to a pension benefit from Caixa and to two different supplemental pension benefits (Marconi Fundo de Melhoria and Marconi Complementary Fund). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese State social security system.

e) On retirement PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

f) Employees of Jornal de Notícias and Diário de Notícias – Employees of Jornal de Notícias, hired prior to November 16, 1994 and of Diário de Notícias, hired prior to December 29, 1979, are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system.

g) Employees of PT SI – who were transferred from PT Comunicações and Marconi and were covered by pension plans of those companies are entitled to a pension supplement.

The actuarial valuations for these plans as of December 31, 2002, prepared by an independent actuary, used the projected unit credit method and considered the following actuarial assumptions and rates:

Rate of return on pension fund assets	6%
Discount rate	6%
Salary growth rate	3%
Pension growth rate (*)	2%
Inflation rate	2%

Mortality table:
Employees (whist in active service):	AM 92 - males AF 92 - females
Pensioners and employees who have taken early retirement:	PA (90) m - 2 males PA(90) f - 2 females

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil
(*) Except for Diário de Notícias and Marconi Fundo de Melhoria, where there is no pension growth rate.

The following table sets out the funded status of the PT Comunicações, PT SI and Lusomundo Media plans as of December 31, 2002:

Projected benefit obligation	3,015,107,000
Plan assets at fair value	(1,664,249,000)

Projected benefit obligation, in excess of plan assets	1,350,858,000

As of December 31, 2002 the reconciliation between the projected benefit obligation in excess of plan assets and the liability recorded in the consolidated balance sheet as of that date is presented below:

Projected benefit obligation, in excess of plan assets	1,350,858,000
Actuarial losses, net (i)	(726,002,450)
Transition obligation (ii)	(29,203,596)
Prior service cost	50,218

Pension Liabilities	595,702,172

(i)

Actuarial losses and gains result basically from: (a) difference between the actual and expected return on fund assets; and (b) higher salary growth rates and higher increase in pensions and pre-retired salaries, than the long term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over an average period of sixteen years which corresponds to the estimated average working life of employees.

(ii)

The transition obligation results from the first time recognition of post retirement benefits, made in 1993. This amount will be amortized over the estimated average working life of employees at that date which was estimated to be eighteen years.

The pension liabilities of PT Comunicações, PT SI and Lusomundo Media were recorded in the consolidated balance sheet as of June 30, 2003, in the following captions:

	June 30, 2003	December 31, 2002

Accrued post retirement liability (Note 30.3)	734,682,130	589,966,365
Accounts receivable other - Third parties (Note 14)	10,266,052	5,735,807

	744,948,182	595,702,172

A summary of the components of the net periodic pension cost for the six months periods ended June 30, 2003 and 2002 is presented below:

	2003	2002

Service cost	10,063,677	9,553,000
Interest cost	91,526,327	84,655,000
Expected return on plan assets	(50,585,000)	(51,290,000)
Net amortization of deferrals	31,287,745	20,443,852

Sub-total (Note 30.4)	82,292,749	63,361,852
Curtailment losses related to early retirements, pre-retirements and suspended contracts (Note 30.4)	247,460,054	15,746,510

Net periodic pension cost	329,752,803	79,108,362

Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

The contributions made to the pension funds and payments to pensioners in the six months period ended June 30, 2003 and 2002 were as follows:

	2003	2002

Employers' contributions	122,316,000	18,820,619
Plan participants' contributions	5,421,000	4,660,976

	127,737,000	23,481,595

Payments to pensioners	62,566,971	53,139,841

As of June 30, 2003, Brasilcel’s subsidiaries have increased the provision to cover the accrued post retirement liability regarding their defined benefit plans (Note 3.f)) by € 50,639 (Note 30.4). Pension contributions made by Brasilcel’s subsidiaries to defined contribution plans in the six months periods ended June 30, 2003 amounted to € 489,142 and were recorded as "Post retirement benefits" (Note 30.4). As of June 30, 2003 the accrued post retirement liabilities include € 165,618, relating to the provisions recorded by Brasilcel’s subsidiaries to cover the liabilities regarding their defined benefits plans (Note 30.3).

2. Other Employee Benefits

As referred to in Note 3.g), PT Comunicações and PT SI are liable for the payment of post retirement health care benefits to employees and their eligible relatives.

The actuarial valuations for these plans prepared by an independent actuary, as of December 31, 2002, used the projected unit credit method and considered the following assumptions and rates:

Health care cost trend rate:
First 8 years	3.5%
Years thereafter	3%
Discount rate	6%
Salary growth rate	3%

Mortality table:
Employees (whist in active service):	AM femaless AF 92 -
Pensioners and employees who have taken early retirement:	PA (90) m - 2 males PA (90) f - 2 females

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Based on this study the accumulated post retirement health care benefit obligation of PT Comunicações and PT SI as of December 31, 2002 was € 639,229,395. The reconciliation between these post retirement health care obligations and the liability recorded in the balance sheet is presented below:

Accumulated health care benefit obligation	639,229,395
Actuarial losses, net (i)	(112,772,283)
Transition obligation (ii)	(55,408,322)

Post retirement health care liability	471,048,790

(i)

Actuarial losses and gains result basically from the difference between the actual and expected healthcare costs and higher inflation rates than the long-term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over sixteen years, which corresponds to the estimated average working life of employees.

(ii)

The transition obligation results from the first time recognition of other employee benefits, made in 1997. This amount will be amortized over the estimated average working life of employees at that date, which was estimated to be eighteen years.

The accrued post retirement liability recorded as of June 30, 2003 and December 31, 2002 amounts to €511,067,946 and € 471,048,790, respectively (Note 30.3).

A summary of the components of the net periodic post retirement health care cost for the six months periods ended June 30, 2003 and 2002, is presented below:

	2003	2002

Service cost	2,777,500	3,164,558
Interest cost	19,170,833	18,695,000
Net amortization and deferral	5,333,667	5,767,743

Sub-total (Note 30.4)	27,282,000	27,627,301

Curtailment losses related to early retirements, pre-retirements and suspended contracts (Note 30.4)	26,657,800	813,580

Net periodic post retirement health care costs	53,939,800	28,440,881

Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

As of June 30, 2003, Brasilcel’s subsidiaries increased the provision to cover its proportion of the estimated deficit in the Sistel Medical Fund by € 10,980 (Note 30.4). As of June 30, 2003 the accrued post retirement health care liabilities include € 311,952 relating to healthcare liabilities of Brasilcel’s subsidiaries (Note 30.3).

3. Balance sheet captions

Accrued Post Retirement Liability

This caption consists of:

	June 30, 2003	December 31, 2002

Pension benefits (Note 30.1)	734,847,748	590,145,260
Other employee benefits (Note 30.2)	511,379,898	471,312,004

	1,246,227,646	1,061,457,264

The increase in the accrued post retirement liabilities during the first half of 2003 amounted to €184,770,382, as follows:

	Pension benefits	Other employee benefits	Total

Post retirement benefits	69,224,917	27,292,980	96,517,897
Work force reduction program cost	186,119,754	26,657,800	212,777,554
Payments to pre-retired and suspended employees	(62,566,971)	-	(62,566,971)
Contributions to pension funds and PT ACS	(48,011,296)	(13,920,644)	(61,931,940)
Others	(63,916)	37,758	(26,158)

	144,702,488	40,067,894	184,770,382

4. Profit and loss captions

	2003	2002

Post retirement benefits:
Pension benefits (Note 30.1) (1)	82,832,530	63,757,620
Other employee benefits (Note 30.2) (2)	27,292,980	27,681,970

	110,125,510	91,439,590

Work force reduction program costs:
Extraordinary post retirement benefits (curtailment)
Pension benefits (Note 30.1) (3)	247,460,054	15,746,510
Other employee benefits (Note 30.2) (4)	26,657,800	813,580

	274,117,854	16,560,090
Termination payments	3,892,053	1,303,960

	278,009,907	17,864,050

	388,135,417	109,303,640

(1)	During the first half of 2003 this caption included an amount o € 69,224,917, which represents an increase in the Accrued Post Retirement Liability (Note 30.3).
(2)	During the first half of 2003 this caption represents an increase in the Accrued Post Retirement Liability (Note 30.3).
(3)	During the first half of 2003 this caption included an amount o € 186,119,754, which represents an increase in the Accrued Post Retirement Liability (Note 30.3).
(4)	During the first half of 2003 this caption represents an increase in the Accrued Post Retirement Liability (Note 30.3).

31. Financial instruments and risk management

Derivative financial instruments are basically used by the Company to manage interest rate and exchange rate exposure.

The contracting of financial instruments is made after careful analysis of the risks and rewards of these instruments based on information obtained from different financial institutions. These operations are subject to authorisation from Portugal Telecom’s Executive Committee and are permanently monitored through an analysis of the financial markets and the positions held by the Company. The fair-value of these derivatives is assessed several times during the year to determine the economic and financial implications of their cancellation.

Interest rate exposure

Interest rate swaps were contracted by Portugal Telecom in order to diversify interest rate exposure or to take advantage of the possibility of converting from variable rates to fixed rates. Considering that interest rates are at historical low levels and their expected future evolution, Portugal Telecom has entered into new interest rate swap contracts and restructured its current portfolio so as to increase the proportion of its fixed rate debt. As of June 30, 2003 the loans with interest rate swaps and interest rate floors totalled approximately € 2,851 million and € 1,000 million, respectively. The average maturity of these swaps and floors is 2.45 and 1.19 years, respectively.

Exchange rate and interest rate exposure

Cross currency swaps were contracted primarily to reduce exposure to assets denominated in Brazilian Reais and to diversify interest rate exposure. As of June 30, 2003 the Company had a total debt resulting from swaps from U.S. Dollars to Euros, with an average maturity of 8.5 years, of approximately € 70 million.

Portugal Telecom also had exchanged rate swaps and forwards from Euros to U.S. Dollars, with an average maturity of 5.8 years, with a notional of € 400 million.

As of June 30, 2003 Brasilcel’s subsidiaries also have cross currency swaps to cover accounts payable denominated in U.S. Dollars, Euros and Japanese Ienes amounting to US$ 850.6 million, € 485.2 million and 3,828 million Japanese Ienes, with an average maturity of 1.2 years, 1.4 years and 0.5 years, respectively.

Brasilcel’s subsidiaries also contracted: (i) call options for the sale of US$ 300 million with a maturity of 1.2 years; (ii) cross currency swaps (Euros/Brazilian Reais) with an average maturity of 0.2 years amounting to € 2.6 million; and (iii) cross currency swaps (U.S. Dollars/Brazilian Reais) with an average maturity of 1.9 years amounting to US$ 776.3 million.

Equity swaps

In previous periods, the Company contracted equity swaps on own shares to cover the responsibility arising from incentive plans to minimise exposure to changes in the market value of its own shares (Note 32). As the closing of these derivative contacts is expected to occur during 2003 and considering the market value of Portugal Telecom’s stock price, the Company recorded a provision to cover estimated losses in those contracts (Note 18).

As referred in Note 18, the Company contracted an equity swap regarding the shares of PT Multimédia with maturity on May 5, 2004. As of June 30, 2003 and considering the market price of PT Multimédia’s shares, Portugal Telecom recorded a provision to cover estimated losses in this contract (Note 18).

Fair value of financial instruments

As of June 30, 2003 and December 31, 2002 the carrying value and fair value of financial instruments are as follows (amounts in millions of Euros):

	June 30, 2003		December 31, 2002

	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial instruments to manage interest and exchange exposure (i)
Interest rate (Note 3.p))	(6.9)	(98.2)	1.1	(106.7)
Interest rate and exchange rate (Note 3.p))	92.0	75.0	162.0	75.5
Equity Swaps
Own shares (ii)	(46.8)	(42.5)	(42.6)	(40.2)
PT Multimédia shares (iii)	(4.4)	15.4	(68.5)	(69.1)
(i)

Certain derivatives included in this caption were renegotiated during 2002. As a result of those negotiations, the Company received upfront fees which were recorded as deferred income and will be recognized in income during the remaining period of those contracts (Note 3.p)). As of June 30, 2003 deferred income related with these derivatives amount to € 30,482,933 (Note 17).

(ii)	The carrying value corresponds to the provision recorded to cover estimated losses with these derivatives (€ 46.8 million - Note 18).
(iii)	The carrying value corresponds to the provision recorded to cover these derivatives (€ 3.5 million - Note 18), plus the accrued financial costs associated with this contract (€ 0.9 million).

32. Incentive plans

As of June 30, 2003 the Company had the following incentive plans:

(a) On April 21, 1998 at Portugal Telecom's annual shareholders' meeting an incentive plan was approved for the directors and certain employees of Portugal Telecom and its subsidiaries, consisting of options to purchase shares of Portugal Telecom. Under the terms of the plan its beneficiaries have the option to acquire 2,927,725 shares at a price of € 9.39 per share.

The options are exercisable during three months periods starting on the dates defined in the plan, as follows:

Percentage

June 8, 2000	10%
June 8, 2001	20%
June 8, 2002	30%
June 8, 2003	40%

The options not exercised within the above periods can be exercised at a single time during the three months period starting after the last exercisable date defined in the plan, that is June 8, 2003.

As of June 30, 2003 there were 1,299,155 options granted. Taking into consideration the plans condition, Portugal Telecom did not record any provison to cover this plan.

(b) On September 27, 1999 at an extraordinary shareholders' meeting of Portugal Telecom, another incentive plan was approved for directors and senior managers of Portugal Telecom and its subsidiaries, consisting of shares and options to purchase shares of Portugal Telecom. This new plan allows for the delivery of up to 6,120,000 shares and options to purchase shares (at a price of € 11.38) in a period of three years, with an effective starting date on April 27, 2000. During the six months period ended June 30, 2003 the Company delivered 835,842 shares under this plan, corresponding to a total cost of € 5,857,330. On June 30, 2003, the provision to cover the estimated costs at that date related with this plan, taking into account hedging operations carried out in the year 2000 with total return swaps on Portugal Telecom’s own shares, amount to € 418,677 (Note 18).

33. CONTINGENCIES AND COMMITMENTS

a) Tax contingencies

As of June 30, 2003 the Company is subject to certain tax contingencies. The Company’s management, based on information obtained from the Company’s legal counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company’s financial position or results of operations. These contingencies, which have not been provided for as of June 30, 2003, are as follows:

-

The tax returns of the former TLP for the years 1990 and 1993, of the former TP for the year 1993 and of PT for the years 1997, 1998 and 1999, were reviewed by the tax authorities, resulting in additional income tax assessments amounting to € 28,008,616. Portugal Telecom decided to contest these assessments, as in the opinion of its lawyers the outcome should be in Portugal Telecom’s favour.

-

Portugal Telecom is challenging the assessments made by the Municipal Councils of Oporto and Lisbon relating to the usage of public rights-of-way for its telecommunications infrastructure, which as of June 30, 2003 were as follows:

Municipal Council of Oporto	1,182,827
Municipal Council of Lisbon	102,461

1,285,288

Pursuant to the New Basic Law (Law 91/97) operators of basic telecommunications networks, such as Portugal Telecom, are exempt from municipal taxes and rights-of-way and other fees with respect to access to and installation and usage of their telecommunications networks in connection with their obligations under their concession from the Portuguese Government, such as the Concession. The Portuguese Government has stated that the New Basic Law confirms the exemption under Article 29 of the Concession, which was established by the decree law authorizing the Concession. At this time, there can be no definitive assurance that the Portuguese Courts will accept that the New Basic Law resolves the claims for municipal assessments and taxes for the period prior to its enactment.

-

During 2002, Marconi (a company merged into PT Comunicações during that year) received corrections to the income tax of 1997, 1998 and 1999 totalling € 13,163,533. These corrections are mainly related to losses resulting from the sale and/or liquidation of certain subsidiaries that tax authorities did not consider eligible for tax purposes. From such corrections, the amount that was considered due was paid (€ 99,649) and the remaining was complained considering the fact that such costs were inherent to the Company’s activity, as supported by independent tax experts.

Additionally, there are the following situations which are fully provided for:

1.

Due to additional assessments related with the 1999 and 2000 income tax returns, an accrual amounting to € 1,365,554 has been recorded and included in the provision for other risks and costs (Note 18).

2.

In relation to the 1997, 1998 and 1999 tax returns, in the case that the positions taken by Portugal Telecom are considered to be inadequate, taxes have been paid or accruals have been recorded, which as of June 30, 2003 amounted to € 1,956,414 (Note 15).

b) Claims by a consumer protection association

The introduction by Portugal Telecom of new prices for fixed telephone services as from February 1998, which were subsequently approved by ICP – Instituto de Comunicações de Portugal (currently ANACOM – Autoridade Nacional de Comunicações – “ANACOM”) and by Direcção Geral de Concorrência e Preços has caused several legal actions from DECO – Associação de Defesa do Consumidor (“DECO”). From a financial standpoint, the most relevant is the inhibiting action submitted in September 1999, in which it is demanded that ANACOM abstain from approving the prices for 1999 and that Portugal Telecom be forbidden from applying them. In the first instance the Court decided that the new prices were illegal and condemned Portugal Telecom to refund the amounts charged in 1999 as activation fees and publish the decision. Portugal Telecom did not accept the decision, considering it illegal, and through PT Comunicações submitted an appeal against the Appeals Court, which maintained the decision of the first instance Court. PT Comunicações submitted an appeal against this decision to the Supreme Court.

Portugal Telecom, although considering that the final decision in this case may be unfavorable resulting in potential liabilities, did not record a provision to cover for this situation as it is practically impossible to do a reasonable and accurate estimate of these responsibilities.

c) Guarantees

As of June 30, 2003 the Company has given guarantees and comfort letters to third parties, as follows:

Bank guarantees given to Portuguese courts for outstanding litigation	2,213,061

Bank guarantees given to other entities:
By PT Comunicações (1)	9,900,286
By TMN to ANACOM	2,493,989
By PT Multimédia and subsidiaries (2)	5,640,300
Other bank guarantees	1,023,856

19,058,431

Other guarantees (3)	45,909,604

Comfort letters:
By PT Multimédia to associated companies (3)	33,781,608
By Portugal Telecom to guarantee a loan obtained by TV Cabo Macau	8,751,203

42,532,811

(1)	These guarantees were given by PT Comunicações to the Portuguese Tax Authorities in respect of the contingencies discussed in Note 33.a).
(2)	These guarantees were given by PT Multimédia to Alta Autoridade para a Comunicação Social in connection with the broadcasting of television shows.
(3)	These confort letters were issued by PT Multimédia as guarantees to loans obtained by certain associated companies.

d) Purchase commitments

As of June 30, 2003 the Company had assumed commitments for the purchase of basic equipment amounting to approximately € 67.4 million.

e) Financial commitments

-

In October 2000, Medi Telecom entered into medium and long term loan contracts totalling € 1,000,000,000 with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network.

Under the provisions of the contracts, Medi Telecom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Medi Telecom, Portugal Telecom, through PT Móveis (31.34%), Telefónica Móviles (31.34%) and Banque Marrocaine di Commerce Exterior Group (19.14%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Medi Telecom (in the form of capital or shareholders’ loans), if this is necessary to cover possible shortfalls in the agreed financial targets. This commitment is limited, during the loan period, to a maximum accumulated amount of € 210,000,000 and ends as soon as Medi Telecom reaches a debt/EBITDA ratio of less than 3.0 during four consecutive quarters.

-

Portugal Telecom signed a Shareholders’ Agreement with the others shareholders of Sportinvest, in which Portugal Telecom committed to give additional loans up to a maximum of € 40,000,000. As of June 30, 2003 Portugal Telecom had already granted loans to Sportinvest amounting to € 24,676,655 (Note 10).

34. Transactions with Related Entities

a) Concession Agreement

On February 15, 1995, through Decree Law 40/95, the Portuguese Government granted Portugal Telecom the exclusive right to provide infrastructure and leased circuit services as well as fixed telephone, telex and telegraphy services in Portugal. These rights were granted for an initial period of 30 years and can be renewed for successive minimum periods of 15 years. The above-referred exclusive rights remained in force up to the date that the Portuguese Government liberalized the telecommunications industry.

This Decree Law and the subsequent Concession Contract dated March 20, 1995 (the "Concessions Contract") establish the administrative and operational obligations of Portugal Telecom, the basic service prices framework, and the rent payable to the Portuguese State. This rent amounted to 1% of the Portugal Telecom’s gross operating revenues from services covered by the Concession, after the deduction of losses incurred in meeting the universal service obligations and certain other items.

On September 9, 2000, through Decree Law 219/2000, the Portuguese Government approved the transfer of Portugal Telecom's position in the Concession Agreement to PT Comunicações and established the conditions for the related transfer of assets, liabilities, rights and obligations from Portugal Telecom to PT Comunicações.

On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the ownership of the Basic Network and, as a result the concession rent was terminated together with the reversibility principle that was previously applicable to concession assets (Note 1.b)).

b) Pricing

On December 30, 2002, a Pricing Convention for the fixed telephone service for 2002 and 2003 was signed between PT Comunicações, ANACOM and DGCC. The pricing convention establishes caps on average annual price changes for calls, excluding international calls, of CPI – 3% and CPI – 2.75% for 2002 and 2003, respectively.

c) Discounts to retired Portuguese citizens

In accordance with Decree Law 20-C/86 certain eligible retired Portuguese citizens are entitled to a discount on the telephone tariff, which is reimbursed to Portugal Telecom by the Portuguese State. Up to December 31, 2001 this receivable balance was to be offset against the concession rent payable to the Portuguese State. In conjunction with the negotiations for the acquisition of the ownership of the Basic Network, the Company agreed with the Portuguese State the payment of the net balance due as of December 31, 2001 amounting to € 60,380,376 which occurred in December 2002. As of June 30, 2003, the account receivable balance from the Portuguese State related with this situation amounts to € 38,870,388 (Note 7), of which € 27,399,604 corresponds to the balance due at December 31, 2002. The Portuguese State committed to settle the balance related with the discounts given in a specific year up to the end of the subsequent year, and to include that expense in the Annual State Budget of incoming years, as stated by Decree Law 18/2003.

During the first half of 2003, PT Comunicações signed an agreement with a financial institution relating with the sale of account receivable relating with year 2002 amounting to € 27,399,604 (Note 7). PT Comunicações received a cash advance of this amount, less the related expenses inherent in these transactions, and recorded an account payable to the financial institution (Note 14). All expenses related with this transaction were recorded in the profit and loss statement.

35. Disclosures about Segments of the Company and Related Information

35.1 General

The basis used by management to identify the reportable segments was a combination of the following factors:

(i) Differences in products and services;
(ii) Differences in regulatory environments; and
(iii) Geographic areas.

These segments are consistent with the way management currently analyses its businesses.

The Company identified the following reportable segments:

Wireline Businesses	Fixed Line Business – PT Comunicações (1)
Data and Corporate Business – PT Prime and Tradecom (2)
ISP and Portals – PTM.com (3)
Domestic Mobile	TMN (4)
Brazilian Mobile	VIVO (5)
Multimedia Businesses	Pay TV and Cable Internet – TV Cabo and TV Cabo Audiovisuais
Audiovisuals – Lusomundo Audiovisuais and Lusomundo Cinemas
Media – Lusomundo Serviços and Lusomundo Media
Other Multimedia Operations – PTM and holdings of Lusomundo
(1)	This business segment derives its revenues principally from the following products and services: fixed telephone service; wholesale services; directories; and sales of telecommunication equipment.
(2)	This business segment derives its revenues principally from the following products and services: data communications; leased lines; outsourcing and net solutions; and Internet Business to Business.
(3)	This business segment, presently, derives its revenues basically from internet services to residential customers.
(4)	This business segment derives its revenues from mobile telecommunication services in Portugal.
(5)	This business segment derives its revenues from mobile telecommunication services in Brazil, provided by Brasilcel’ subsidiaries in several States of Brazil (Note 1).

Transactions between segments are accounted for in the same manner as transactions with external parties.

The summarized results for each reportable segment do not include some extraordinary items as capital gains or losses from the sale/exchange of financial assets and are presented before consideration of the minority interests at Group level. The minority interests considered in each reportable segment are only related to the direct interests of minority shareholders of subsidiaries of the sub-holdings for each reportable segment.

The amounts for the first half of 2002 were adjusted in order to reflect the changes occurred in 2003 in the composition of each business segment, except in Brazilian Mobile, which still presents TCP results for the first half of 2002.

35.2. Wireline Businesses

Summarized profit and loss statements for this reportable segment, for the six months periods ended June 30, 2003 and 2002, are presented below:

	2003	2002

Services rendered - external customers	1,056,186,046	1,120,230,295
Services rendered - intersegment revenues	76,169,481	82,349,367
Sales of merchandise and products - external customers	16,457,011	15,611,205
Sales of merchandise and products - intersegment sales	513,913	6,480

Operating revenues	1,149,326,451	1,218,197,347
Wages and salaries	(165,796,793)	(173,823,973)
Post retirement benefits	(108,866,000)	(89,957,744)
Costs of telecommunications	(216,688,474)	(245,290,004)
Own work capitalized	14,323,450	37,956,755
Cost of products sold	(16,562,312)	(13,098,268)
Marketing and publicity	(12,883,976)	(13,438,190)
Concession rent	-	(8,452,514)
General and administrative expenses	(95,696,982)	(108,256,892)
Other net operating income	(86,255,659)	(102,771,991)

Operating costs and expenses	(688,426,746)	(717,132,821)

Operating income before depreciation and amortization (EBITDA)	460,899,705	501,064,526
Depreciation and amortization	(201,032,672)	(213,276,539)

Operating income before	259,867,033	287,787,987

Interest and related expenses	(21,900,678)	(23,806,525)
Goodwill amortization	(3,576,358)	(4,102,863)
Interest and related income	7,096,852	13,504,600
Gains on sales and disposals of fixed assets, net	39,429,412	(70,360)
Equity in losses of affiliated companies	(448,075)	(1,317,787)
Work force reduction program costs	(277,152,644)	(17,864,050)
Other non-operating (expenses)/income	(1,233,297)	1,053,665

Income before income tax	2,082,245	255,184,667

Income taxes	3,014,526	(84,285,987)

Income applicable to minority interests	(48,750)	(19,068)

Net Income	5,048,021	170,879,612

Net income of this segment for the first half of 2003 was affected by curtailment costs of repectively €277,152,644 (related with the reduction of 1,445 employees in the first half of 2003), net of the correspondent tax effect.

Capital expenditures for this reportable segment for the six months periods ended June 30, 2003 and 2002 are €147,198,326 and € 59,982,284, respectively.

35.3. Domestic Mobile - TMN

Summarized profit and loss statements for this reportable segment, for the six months periods ended June 30, 2003 and 2002, are presented below:

	2003	2002

Services rendered - external customers	572,518,184	546,141,187
Services rendered - intersegment revenues	88,451,007	99,350,051
Sales of merchandise and products - external customers	52,084,006	59,074,108
Sales of merchandise and products - intersegment sales	2,025,913	4,133,992

Operating revenues	715,079,110	708,699,338

Wages and salaries	(30,377,503)	(25,643,089)
Costs of telecommunications	(145,129,025)	(169,325,928)
Own work capitalized	2,536,161	2,793,996
Marketing and publicity	(14,215,767)	(9,858,609)
Costs of products sold	(63,634,565)	(77,556,242)
General and administrative expenses	(102,754,121)	(92,766,060)
Other net operating income	(46,002,213)	(51,588,467)

Operating costs and expenses	(399,577,033)	(423,944,399)

Operating income before depreciation and amortization (EBITDA)	315,502,077	284,754,939
Depreciation and amortization	(96,370,166)	(85,295,698)

Operating income	219,131,911	199,459,241

Interest and related expenses	(8,157,521)	(5,465,391)
Interest and related income	3,188,146	1,999,691
Losses on sales and disposals of fixed assets, net	(1,719,667)	(2,289,326)
Other non-operating (expenses)/income	(1,742,919)	8,958,616

Income before income tax	210,699,950	202,662,831

Income taxes	(69,395,284)	(67,186,554)

Net Income	141,304,666	135,476,277

Capital expenditures for this reportable segment for the six months periods ended June 30, 2003 and 2002 are €71,773,705 and € 133,692,145, respectively.

35.4. Brazilian Mobile

Summarized profit and loss statements for this reportable segment, for the six months periods, ended June 30, 2003 and 2002 are presented below:

	2003	2002

Services rendered - external customers	490,735,473	638,270,827
Services rendered - intersegment revenues	-	302,292
Sales of merchandise and products - external customers	97,974,049	95,781,942

Operating revenues	588,709,522	734,355,061

Wages and salaries	(32,993,207)	(36,439,780)
Post retirement benefits	(539,781)	(450,436)
Costs of telecommunications	(65,291,312)	(70,874,368)
Marketing and publicity	(21,196,329)	(14,597,555)
Costs of products sold	(104,091,323)	(112,750,485)
General and administrative expenses	(109,224,726)	(137,240,280)
Other net operating income	(28,311,644)	(67,571,690)

Operating costs and expenses	(361,648,322)	(439,924,594)

Operating income before depreciation and amortization (EBITDA)	227,061,200	294,430,467
Depreciation and amortization	(116,549,500)	(143,950,941)

Operating income	110,511,700	150,479,526

Interest and related expenses	(90,759,843)	(164,949,653)
Goodwill amortization	(25,488,179)	(5,865,038)
Interest and related income	88,446,306	48,080,685
Losses on sales and disposals of fixed assets, net	(777,208)	-
Equity in losses of affiliated companies	-	(100,980,822)
Other non-operating (expenses)/income	(809,934)	734,051

Income before income tax	81,122,842	(72,501,251)

Provision for income taxes	(49,044,013)	(22,024,041)
Income applicable to minority interest	(24,435,813)	-

Net Income	7,643,016	(94,525,292)

Capital expenditures for this reportable segment for the six months periods ended June 30, 2003 and 2002 are €42,168,903 and € 37,608,149, respectively.

35.5. PT Multimédia

Summarized profit and loss statements for this reportable segment, for the six months period ended June 30, 2003 and 2002, are presented below:

	2003	2002

Services rendered - external customers	262,003,794	229,358,704
Services rendered - intersegment revenues	308,657	492,161
Sales of merchandise and products - external customers	63,768,935	63,312,486
Sales of merchandise and products - inter segment sales	6,150	-

Operating revenues	326,087,536	293,163,351

Wages and salaries	(41,743,760)	(45,873,296)
Costs of telecommunications	(13,507,378)	(12,965,856)
Marketing and publicity	(14,321,982)	(15,026,804)
Own work capitalized	444,287	1,240,161
Costs of products sold	(23,115,396)	(25,349,072)
Post-Retirement benefits	(592,666)	(690,352)
General and administrative expenses	(153,068,996)	(141,648,827)
Other net operating income	(23,427,816)	(17,811,917)

Operating costs and expenses	(269,333,707)	(258,125,963)

Operating income before depreciation and amortization (EBITDA)	56,753,829	35,037,388
Depreciation and amortization	(33,532,727)	(33,323,322)

Operating income	23,221,102	1,714,066

Interest and related expenses	(4,455,759)	(18,970,615)
Goodwill amortization	(6,431,534)	(15,864,405)
Interest and related income	1,506,932	10,108,741
Gains on sales and disposals of fixed assets, net	79,092	25,028
Equity in losses of affiliated companies	(3,254,651)	(4,558,834)
Other non-operating (expenses)/income	(59,201,432)	447,534
Extraordinary items	-	5,403,370

Income before income tax	(48,536,250)	(21,695,115)

Income taxes (1)	53,093,114	(2,109,410)

Income applicable to minority interests	(1,220,693)	(150,851)

Net income/(loss)	3,336,171	(23,955,376)

(1)	This caption includes € 60,317,960 relating with the initial recognition of deferred taxes.

The net income of this segment for the six months period ended June 30, 2003 was affected by the recording of a provision for other risks and charges at TV Cabo amounting to € 57,130,000 (Note 18), net of the related tax effect, and a provision for estimated losses with affiliated companies amounting to € 1,867,546. Additionally the net income of this segment was also affected by the recognition of deferred taxes assets related with taxes losses carried forward from previous years.

Capital expenditures for this reportable segment for the six months periods ended June 30, 2003 and 2002 are €25,583,826 and € 35,974,236, respectively.

35.6. Reconciliation of Operating Revenues and Net Income

a) Operating revenues

	2003	2002

Total relating to reportable segments	2,779,202,619	2,954,415,098
Total relating to other segments	187,512,547	150,030,905
Elimination of intragroup revenues	(241,765,768)	(251,834,165)

	2,724,949,398	2,852,611,838

b) Net income

	2003	2002

Total relating to reportable segments	157,331,874	187,875,222
Total relating to other segments	8,325,501	(18,687,086)
Other items:
Extraordinary items not related with segments	317,795	31,026,159
Financial expenses related with loans obtained at group level	(89,835,071)	(77,829,667)
Exchange gains on derivative instruments, net	43,962,608	123,884,000
Decreases/(Increases) in provisions for equity swaps	54,649,759	(25,909,929)
Goodwill amortization at group level	(17,227,741)	(50,467,883)
Equity accounting in losses of affiliated companies, net	(9,321,718)	(37,887,104)
Adjustment of income tax	(2,896,507)	(2,380,167)
Minority interests not included on reportable segments	(1,812,402)	72,891,441

	143,494,098	202,514,986

36. Subsequent Events

  On July 7, 2003 PT reached an agreement with Citizens Botswana for the sale of its 50.01% stake in Mascom, for a total consideration of Botswana Pulas 250 million, equivalent to approximately Euro 44 million. The completion of the transaction is subject to regulatory approval and a decision on the exercise of pre-emptive rights by the other minority shareholders. Despite the sale, PT expects to continue to provide consulting services to Mascom’s management under the scope of the existing Management Agreement. Under this agreement PT is entitled to receive a quarterly payment of 6% of Mascom’s revenues.

  On July 20, 2003 PT signed an agreement with SIBS – Sociedade Interbancária de Serviços, S.A. (“SIBS”) for the acquisition of the remaining 12.5% stake in PT Prime that it does not already own, for Euro 39 million in cash. Under the agreement, SIBS is required to use the proceeds of this sale to purchase PT shares in the market. This transaction is part of the restructuring process of the wireline businesses. The full ownership of PT Prime will allow for greater efficiency in this business segment and better integration and coordination of the wireline businesses in order to capture synergies and achieve cost reductions.

Exhibit I – Details of Subsidiary, Affiliated and Investee Companies as of June 30, 2003

I. Companies included in the consolidation

The following companies were included in the consolidation as of June 30, 2003 and December 31, 2002:

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
Portugal Telecom	Lisbon	Holding company.
Açormedia - Comunicação Multimédia e Edição de Publicações, S.A.	Ponta Delgada	Providing services on edition of publications, audiovisual communication, multimedia services and edition of books.	Lusomundo Media (90%)	38.83%	38.10%
Cabo TV Açoreana, S.A.	Ponta Delgada	Distribution of television signals bycable in the Azores area.	TV Cabo Portugal (83,82%)	48.24%	47.34%
Cabo TV Madeirense, S.A.	Funchal	Distribution of television signals by cable in the Madeira area.	TV Cabo Portugal (69%)	39.71%	38.97%
Cabo Verde Telecom	Praia	Fixed and mobile telecommunications services in Cabo Verde.	PT Ventures (40%)	40.00%	40.00%
Clipanúncios – Serviços de Gestão de Informação, S.A.	Lisbon	Electronic management of advertisements and services in the electronic commerce area.	Lusomundo SGPS (75%)	43.16%	42.36%
CST – Companhia Santomense de Telecomunicações, S.A.R.L.	São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	PT Comunicações (51%)	51.00%	51.00%
Diário de Notícias	Lisbon	Newspaper edition and publication.	Lusomundo Media (100%)	43.15%	42.34%
Directel - Listas Telefónicas Internacionais, Lda. ("Directel")	Lisbon	Publication of telephone directories and operation (100%) of related data bases.	PT Venture	100.00%	100.00%
Directel Cabo Verde – Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%) Cabo Verde Telecom(40%)	76.00%	76.00%
Directel Macau – Listas Telefónicas, Lda.	Macau	Publication of telephone directories and operation of related databases in Macau.	Directel (75%) PT Ásia (5%)	80.00%	80.00%
Directel Uganda – Telephone Directories, Limited (a)	Uganda	Publication of telephone directories in Uganda.	-	-	90.00%
Editorial Notícias, Lda. (“Editorial Notícias”) (b)	Lisbon	Edition and commercialisation of books.	-	-	42.34%
EJV – Plataforma de Comércio Electrónico, S.A. (“EJV”) (c)	Lisbon	Creation and management of electronic commerce platforms for goods and services.	-	-	100.00%
Elta - Empresa de Listas Telefónicas de Angola, Lda. (“Elta”)	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%
Empracine - Empresa Promotora de Actividades Cinematográficas, Lda. (“Empracine”) (c)	Lisbon	Movies exhibition activities.	-	-	56.40%
Jornal de Notícias	Oporto	Newspaper edition and publication.	Lusomundo Media (99.64%)	42.99%	42.19%
Empresa Gráfica Funchalense, S.A.	Lisbon	Providing services of graphic art namely typography, lithography, plasticizing, book binding, fotocomposition and offset.	Lusomundo Serviços (50%)	28.78%	28.24%
Foliver - Serviços de Telecomunicações e Transferência de Informação, S.A. (“Foliver”) (c)	Lisbon	Production and multimedia edition of information about the wine market.	-	-	74.88%
Grafilme – Sociedade Impressora de Legendas, Lda.	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (50%)	31.98%	31.37%

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
Infonet Portugal – Serviços de Valor Acrescentado, Lda.	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	78.75%	78,75%
Intertelecom, Ltda. (“Intertelecom”) (Note IV)	São Paulo	Management of investments.	-	-	100.00%
Janela Digital - Informativo e Telecomunicações, Lda ("Janela Digital") (c)	Caldas da Rainha	Development of IT solutions to the real state market.	-	-	50.00%
Jornal do Fundão Editora, Lda.	Fundão	Newspaper edition and publication.	Lusomundo Média (51.34%)	22.15%	21.74%
PTM.com Participações, Ltda. (c)	São Paulo	Management of investments.	-	-	100.00%
Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephonedirectories and other publications.	Directel (55%)	55.00%	57.00%
LTM - Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialisation of listings of subscribers and classified telecommunications directories.	Directel (50%)	50.00%	50.00%
Lusocine - Sociedade Exibidora de Filmes, Lda. (“Lusocine”) (c)	V.R.S. António	Cinema exhibition.	-	-	46.73%
Lusomundo SGPS	Lisbon	Management of investments.	PT Multimédia (99.98%)	57.55%	56.47%
Lusomundo Audiovisuais	Lisbon	Import, commercialisation, distribution and production of audiovisual products.	PT Multimédia (100%)	57.56%	56.47%
Lusomundo Serviços	Lisbon	Management of investments.	PT Multimédia (100%)	57.56%	56.47%
Lusomundo SII (c)	Lisbon	Management of real estate assets.	-	-	56.40%
Lusomundo Cinemas	Lisbon	Cinema exhibition.	PT Multimédia (100%)	57.56%	56.47%
Lusomundo Editores, S.A.	Lisbon	Movies distribution.	Lusomundo SGPS (100%)	57.55%	56.47%
Lusomundo España, SL	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	Lusomundo SGPS (100%)	57.55%	56.47%
Lusomundo Imobiliária 2, S.A. (c)	Lisbon	Management of real estate assets.	-	-	56.29%
Lusomundo Media	Lisbon	Management of investments.	Lusomundo Serviços (74.97%)	43.15%	42.34%
Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo Cinemas (100%)	57.56%	56.47%
Lusomundo.net - Comércio Electrónico e Informática, Lda.	Lisbon	Providing multimedia and telecommunications services.	Lusomundo Serviços (100%)	57.56%	56.47%
Mascom Wireless Botswana (Proprietary) Limited ("Mascom")	Botswana	Provision of mobile telecommunications services in Botswana.	PT Móveis (50.01%)	50.01%	50.01%
Megamédia (d)	Lisbon	Consultancy services in interactive systems, especially in electronic commerce and multimedia.	-	-	95.00%
Mobitel	São Paulo	Call center services.	PT Brasil (56.96%)	56.96%	56.96%

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
Motormédia - Comércio, Publicidade e Serviços Multimédia, S.A. (“Motormédia”) (c)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialisation of a site dedicated to the car sector.	-	-	74,90%
Notícias Direct - Distribuição ao Domicílio, Lda.	Lisbon	Home delivery of publications and other services.	Lusomundo Serviços (100%)	57.56%	56.47%
Oficina do Livro - Sociedade Editorial, Lda. (b)	Lisbon	Edition and publication of books and other periodical material.	-	-	21.59%
Platoforma - Empresa de Trabalho Temporário, Lda. ("Platoforma")	Lisbon	Supply of temporary labour to third parties, personnel selection and professional training.	PT Contact (100%)	100.00%	100.00%
Portelcom Fixa, S.A. ("Portelcom Fixa") (Note IV)	Rio de Janeiro	Management of investments.	-	-	100,00%
Portelcom Participações, S.A. ("Portelcom Participações") (Note IV)	São Paulo	Management of investments.	-	-	100.00%
Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95.92%) PT Comunicações (4.04%)	99.96%	99.96%
Portugal Telecom Brasil, S.A. ("PT Brasil")	São Paulo	Management of investments.	Portugal Telecom (99.94%) PT Comunicações (0.06%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Ltda.	São Paulo	Development of information tecnologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
Portugal Telecom Internacional Finance B.V.	Amsterdam	Obtaining financing for the group in the international markets.	Portugal Telecom (100%)	100.00%	100.00%
PT Ventures	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Portugal Telecom, Inovação, S.A. (“PT Inovação”)	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%
Premium TV Portugal, S.A.	Lisbon	Development and promotion of "pay-TV" and multimedia services, including licensing of TV programs.	PT Conteúdos (46%) Lusomundo (8%)	31.08%	30.50%
Pressmundo	Lisbon	Edition of publications including electronic supports.	Lusomundo Media (100%)	43.15%	41.79%
PrimeSys	São Paulo	Provision of services in the areas of information technology and telecommunications.	PT Brasil (100%)	100.00%	100.00%
PT SI	Oeiras	Provision of IT systems and services.	Portugal Telecom (99.8%) PT Comunicações (0.1%) TMN (0.1%)	100.00%	95.00%
PT Comunicações	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	Portugal Telecom (100%)	100.00%	100.00%
PT Contact - Telemarketing e Serviços de Informação, S.A. ("PT Contact")	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
PT Conteúdos, SGPS, S.A. (“PT Conteúdos”)	Lisbon	Management of investments in the multimedia industry.	PT Multimédia (100%)	57.56%	56.48%
PT Meios-Serviços de Publicidade e Marketing, S.A.	Lisbon	Purchuse, sale and exchange of space advertising, analysis of marketing investment projects.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, S.A.	Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. (“PTM.com Brasil”)	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%
PTM.com	Lisbon	Management of investments in the multimedia business.	Portugal Telecom (100%)	100.00%	100.00%
PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Prime SGPS (87.50%)	87.50%	87.50%
PT Prime Tradecom – Soluções Empresariais de Comércio Electrónico, S.A. ("Tradecom”)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Tradecom SGPS (66%)	66.00%	66.00%
PT Prime SGPS	Lisbon	Management of investments, under the business areas of corporate market and large customers.	Portugal Telecom (100%)	100.00%	100.00%
Ptelecom Brasil, S.A. ("Ptelecom Brasil") (Note IV)	Rio de Janeiro	Management of investments.	-	-	100.00%
PT Serviços, Serviços Administrativos e de Gestão Partilhados, S.A. (e)	Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%
PT Multimédia	Lisbon	Management of investments in the multimedia business.	Portugal Telecom (57.56%)	57.56%	56.48%
Prodiário	Lisbon	Developing publishing and editorial activities.	Lusomundo Media (100%)	43.14%	42.34%
Rádio Notícias	Lisbon	Developing activities on production of radio broadcast programs, including publicity products.	Lusomundo Média (67.71%) Jornal de Notícias (10%) Diário de Notícias (5%)	35.67%	35.00%
Radiopress	Oporto	Activities on radio broadcasting, edition and commercialisation of records, and other kind of audiovisual material.	Rádio Noticias (100%)	35.67%	35.00%
RJN - Rádio Jornal do Norte, Lda.	Oporto	Developing activities on production of radio broadcast programs, including publicity products.	Rádio Noticias (100%)	35.67%	35.00%
Saber e Lazer - Informática e Comunicação, S.A. ("Saber e Lazer")	Lisbon	Information management and development of software products.	PTMultimédia.com (100%)	100.00%	100.00%
Simarc (c)	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	-	-	100.00%
Someios - Edições e Publicidade, Lda. (“Someios”)	Oporto	Developing activities on promotion, publicity and distribution of several publications.	Jornal de Notícias (66,66%) Diário de Noticias (33,33%)	43.05%	40.40%
Sportstat – Informação Desportiva Independente, S.A. (c)	Lisbon	Collection, processing, consultant providing, production, promotion and sole of statistical data and information,	-	-	99.98%
Superemprego - Sistemas de Informação para Gestão de Recursos Humanos, S.A. (c)	Lisbon	Management and collection of information about the labor market.	-	-	63.75%

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
TDC - Tecnologia das Comunicações, Lda.	Lisbon	Provision of services and cooperation in the telecommunications and postal areas as well as transfer of related technologies.	PT Comunicações (100%)	100.00%	100.00%
Telemática - Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer equipment, training and installations.	PT Contact (100%)	100.00%	100.00%
Telepac II - Comunicações Interactivas, S.A.	Lisbon	Services rendered development and sale of telecommunications product services, information and multimedia services.	PT Multimédia.com (100%)	100.00%	100.00%
Telesp Celular (Note IV)	São Paulo	Mobile cellular services operator.	-	-	50.44%
Telesp Celular International, Ltd. (Note IV)	Cayman Islands	Obtaining of financing for the Group in the international market.	-	-	50.44%
Telesp Celular Overseas, Ltd.(Note IV)	Cayman Islands	Obtaining of financing for the Group in the international market.	-	-	50.44%
TCP (Note IV)	São Paulo	Management of investments.	-	-	50.44%
TMN	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	Portugal Telecom (100%)	100.00%	100.00%
Tradecom, SGPS, S.A. ("Tradecom SGPS")	Lisbon	Management of investments.	PT Prime SGPS (100%)	100.00%	100.00%
TSF - Rádio Jornal de Lisboa, Lda.	Lisbon	Radio broadcasting including production of programs and publicity products.	Rádio Noticias (100%)	35.67%	35.00%
TV Cabo Audiovisuais, S.A. ("TV Cabo Audiovisuais")	Lisbon	Distribution of television by cable, conception, production and broadcasting of television programs, operation of telecommunications services.	PT Conteúdos (100%)	57.56%	56.48%
TV Cabo Interactiva, S.A. (“TV Cabo Interactiva”) (e)	Lisbon	Interactive television.	-	-	56.48%
TV Cabo Portugal, S.A. ("TV Cabo Portugal")	Lisbon	Distribution of television by cable, conception, realisation, production and broadcasting of television programs, operation of telecommunications services..	PT Multimédia (100%)	57.56%	56.48%
TV Cabo Porto, S.A. (e)	Oporto	Distribution of television by cable, operation and provision of telecommunications services.	-	-	56.48%
TV Cabo Lisboa, S.A. (e)	Lisbon
TV Cabo Guadiana, S.A. (e)	Faro
TV Cabo Sado, S.A. (e)	Almada
TV Cabo Douro, S.A. (e)	Braga
TV Cabo Mondego, S.A. (e)	Coimbra
TV Cabo Tejo, S.A. (e)	Lisbon
VoxPop - Música Interactiva, S.A. (“VoxPop”)	Lisbon	Provision of services and establishment, development and operation of an interactive channel dedicated to music and commercialisation of related goods.	-	-	74.90%
Warner Lusomundo Sociedade Ibérica de Cinemas, Lda.	Lisbon	Management of entertainment activities.	Lusomundo (50%)	28.78%	28.24%
(a)	In January of 2003, this company ended its activity.
(b)	This company, which is 100% owned by Lusomundo Media, was excluded from consolidation because Lusomundo Media is in negotiations to sell this investment..
(c)	These companies were excluded from consolidation due to their immateriality.
(d)	These companies were merged.
(e)	As of January 31, 2003, this company changed its name from “PTI Serviços e Consultoria – Telecomunicações, SA” to the one it is using now.

These subsidiaries were included in the consolidation by the full consolidation method based on the provisions of line a), item 1, article1 of Decree-law 238/91 of July 2 (majority of voting rights) except for Cabo Verde Telecom, which was consolidated based on line c), item 1, article 1 of that Decree-Law (dominant influence based on shareholders’ agreements or similar contracts).

II. Companies excluded from the consolidation

The following companies were excluded from the consolidation as of June 30, 2003 and December 31, 2002:

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
Academia Global, Ltda. (“Academia Global Brasil”)	São Paulo	Development and commercialisation of technological goods and services in the areas of education and professional training, including support services.	PT Multimédia.com Brasil (100%)	100.00%	100.00%
Canal 20 TV, S.A.	Madrid	Distribution of TV products.	Lusomundo SGPS (50%)	28.77%	28.24%
Cine Esplanada Ideal Olhanense, Lda. (a)	Olhão	Cinema exhibition.	Lusomundo SGPS (100%)	57.55%	56.47%
Cinerg - Sociedade Madeirense de Cinemas, Lda.	Funchal	Cinema exhibition.	Lusomundo SII (100%)	57.47%	-
DirectMedia Ásia (a)	Hong Kong	Publishing of B2B directories.	Directel (99%) PT Ásia (1%)	100.00%	100.00%
Directel Uganda – Telephone Directories, Limited (Note I)	Uganda	Publication of telephone directories.	Directel (99%)	90.00%	-
Distodo - Distribuição e Logística, Lda. (Note IV)	Lisbon	Distribution of audiovisual material.	Lusomundo SGPS (50%)	27.02%	-
Editorial Notícias, Lda. (Note I)	Lisbon	Developing all kind of editorial activities, including commercialisation.	Lusomundo Media (100%)	43.15%	-
EJV (Note I)	Lisbon	Creation and management of electronic commerce platforms for goods and services	PTM.com (100%)	100.00%	-
Empracine (Note I)	Lisbon	Cinema exhibition.	Lusomundo SII (100%)	57.47%	-
Empresa Cine Mourense, Lda. (a)	Moura	Cinema exhibition.	Lusomundo (99,46%)	57.23%	56,17%
Empresa de Recreios Artísticos, Lda. (a)	Lisbon	Cinema exhibition.	Lusomundo SII (87.90%) Lusomundo (4.03%)	52.84%	-
Empresa Teatro Sá da Bandeira, Lda. (a)	Santarém	Management and promotion of public events.	Lusomundo (60%)	34.53%	33.88%
Foliver - Serviços de Telecomunicações e Transferência de Informação, S.A. (a)	Lisbon	Production and multimedia edition of information about the wine market.	PT Multimédia.com (74.88%)	74.88%	-
Grande Reportagem - Sociedade Editora, Lda. (a)	Lisbon	Edition, commercialisation, distribution and import/export of both periodical and non-periodical publications.	Lusomundo Media (100%)	43.15%	-
Guiné Telecom – Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L. ("Guiné Telecom") (b)	Bissau	Provision of public telecommunications services.	PT Comunicações (51.14%)	51.14%	51,14%
GSF - Gestão e Serviços Financeiros (a)	Lisbon	Supply of financial services, management of investments and economical studies.	Lusomundo SII (100%)	57.47%	56.40%
Hotel Video - Prestação de Serviços, Lda.	Lisbon	Establishment of video systems on Hotels and similar spaces.	Lusomundo SGPS (60%)	34.53%	33.88%
Investnews (Note IV)	São Paulo	Internet financial services.	PT Multimédia.com Brasil (50%)	50.00%	-
Janela Digital (Note I)	Caldas da Rainha	Development of IT solutions to the real state market.	PTM.com Brasil (50%)	50.00%	-
PTM.com Participações (Note I)	São Paulo	Management of investments.	PTM.com (100%)	100.00%	-
Lusocine (Note I)	V.R.S. António	Developing activities on movies exhibition.	Lusomundo (100%)	57.55%	-
Lusomundo SII (Note I)	Lisbon	Management of real estate assets.	Lusomundo (99.87%)	57.47%	-

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
Lusomundo Imobiliária 2, S.A. (Note I)	Lisbon	Management of real estate assets.	Lusomundo SII (99.80%)	57.36%	-
Marconi France Telecommunications SAS (“Marconi France”) (a)	Paris	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Marconi Luxembourg Telecommunications, S.A.R.L. (“Marconi Luxembourg”) (a)	Luxembourg	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Marconi Sprint - Serviços de Comunicação, Lda. (a)	Lisbon	Commercialisation of data and voice transmission telecommunications services.	PT Ventures (51%)	51.00%	51.00%
Marconi Suisse Telecommunications, S.A.R.L. (“Marconi Suisse”) (a)	Lausanne	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100,00%
Motormédia (Note I)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialisation of a site dedicated to the car sector.	PTM.com (74.90%)	74.90%	-
Oficina do Livro - Sociedade Editorial, Lda. (a)	Lisbon	Edition and publication of books and other periodical material.	Editorial Notícias (51%)	22.00%	-
Portugal Telecom Europa, S.P.R.L. (“PT Europa”)	Bruxelas	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	-
Portugal Telecom Argentina, S.A. (a)	Buenos Aires	Provision of telecommunications services.	Portugal Telecom (10.01%) PT Ventures (40%)	50.01%	50.01%
Portugal Telecom North América, Inc. (a)	Washington	Promotion and marketing of products, preparation of projects, studies and assessments, and the development of investment projects in the telecommunications area.	Portugal Telecom (100%)	100.00%	100.00%
PT Multimédia - Serviços de Apoio à Gestão , S.A. (a)	Lisbon	Providing management support services.	PT Multimédia (100%)	57.56%	56.48%
PT Compras (c)	Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	-
PT Corporate (d)	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	Portugal Telecom (100%)	100.00%	-
Rádio Canal Aberto, Lda	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (76%) Rádio Comercial Açores (4%)	31.07%	30.48%
Rádio Comercial dos Açores, Lda (a)	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (100%)	38.83%	38.10%
Regiforum – Empreendimentos Comerciais e Culturais, Lda. ("Regiforum") (e)	Lisbon	Operation of the Forum Telecom building, having for that purpose a contract transferring the operation of the building to Portugal Telecom.	PT Comunicações (100%)	100.00%	100.00%
Simarc (e)	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	-
Sociedade Teatral Bejense, S.A. (e)	Lisbon	Cinema exhibition.	Lusomundo SII (84,8%)	48.73%	-
Sportstat – Informação Desportiva Independente, S.A. (a)	Lisbon	Collection, processing, consultant providing, production, promotion and sole of statistical data and information,	PTM.com (99.98%)	99.98%	-
Sport Notícias – Organizações Desportivas, Lda.	Oporto	Organization of sport events..	Jornal de Notícias (90%) Diário de Notícias (10%)	43.01%	42.20%
Superemprego - Sistemas de Informação para Gestão de Recursos Humanos, S.A. (“Superemprego”) (a)	Lisbon	Management and collection of information about the labor market.	PTM.com (63.75%)	63.75%	-

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
A Tentativa (Empresa Cinematográfica), S.A. (a)	Lisbon	Cinema exhibition.	Lusomundo SII (81.77%)	46.99%	-
Teat Flower Trading Ltd. (a)	British Virgin Island	International business trading company.	PT Comunicações (100%)	100.00%	100.00%
Techlab - Electrónico, Lda. (a)	São Paulo	Provision of mobile aeronautical services.	PT Brasil (100%)	100.00%	100.00%
Timor Telecom	Timor	Operation of the public telecommunication services in Timor	TPT (50.10%)	39.16%	38.15%
TPT	Timor	Purchase sale and services rendening of telecommunications produts and information technologiesin Timor	PT Ventures (75.16%) Harii (17.90%) PT Ásia (0.98%)	78.15%	76.14%
VoxPop - Música Interactiva, S.A. (“VoxPop”) (a)	Lisbon	Provision of services and establishment, development and operation of an interactive channel dedicated to music and commercialisation of related goods.	PTM.com (74.90%)	74.90%	-
(a)	These companies were excluded from consolidation due to their immateriality (item 1, article 4 of Decree-Law 238/91 of July 2).
(b)	Given the political and economic situation of Guinea Bissau, this company was excluded from the consolidation in 1998 and a provision in the amount of the investment has been recorded.
(c)	This company was incorporated in May 29, 2003.
(d)	This company was incorporated during the first half of 2003.
(e)

This company was consolidated by the equity method and by the full consolidation method, because the nature of its business is not related with the group’s (item 4, article 4 of Decree-Law 238/91 of July 2).

III. Associated companies

The associated companies as of June 30, 2003 and December 31, 2002 are as follows:

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
24 Horas Inc.	Newark	Edition of publications.	Prodiario (51%)	22.01%	21.59%
Banco 1.net	São Paulo	Developing activities providing internet financial services.	PT Multimédia.com Brasil (31.50%)	31.50%	31.50%
Banco Best	Lisbon	Provision of e.banking services.	PTM.com (34%)	34.00%	34.00%
Cinerg - Sociedade Madeirense de Cinemas, Lda.	Funchal	Movies exhibition.	-	-	56.40%
CTM	Macau	Provision of public telecommunications services, in Macau	PT Comunicações (3%) PT Ventures (25%)	28.00%	28.00%
Daini do Brasil, S.A. (“Daini”) (a)	São Paulo	Management of investments.	-	-	41.86%
Distodo - Distribuição e Logística, Lda.	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Serviços (50%)	28.78%	-
Diverfun – Centros de Recreio, Lda. (“Diverfun”)	Lisbon	Establishment and management of ententainment spaces. Lusomundo SGPS (50%)		28.77%	28.24%
Empresa do Diário de Notícias, Lda. (Funchal)	Funchal	Publications production and commercialisation.	Lusomundo Média (40%)	17.26%	16.93%
Globaltelcom – Telecomunicações, S.A. (“Globaltelcom”) (a)	São Paulo	Management of investments.	-	-	41.86%
Hungaro Digitel KFT (HDT)	Budapeste	Provision of telecommunications services.	PT Ventures (44.62%)	44.62%	44.62%
Idealyze	São Paulo	Production and commercialisation of internet products.	PTM.com (33.33%)	33.33%	33.33%
Inepar, S.A. (“Inepar”) (a)	Paraná	Management of investments.	-	-	41.86%

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
Infordesporto - Informática e Desporto, S.A. ("Infordesporto")	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	Sportinveste (100%)	50.00%	50.00%
Lisboa TV	Lisbon	Television operations, notably production and commercialisation of programs and publicity.	PT Conteúdos (40%)	23.02%	22.59%
Lusa	Lisbon	News agency.	Lusomundo SGPS (23.35%)	13.44%	13.19%
Medi Telecom	Casablanca	Provision of mobile services in Marroco.	PT Móveis (31.34%)	31.34%	31.34%
Multicert - Serviços de Certificação Electrónica, S.A.	Lisbon	Supply of electronic certification services.	PT Prime (20%)	17.50%	17.50%
Multitel - Serviços de Telecomunicações, Lda. ("Multitel")	Luanda	Provision of data communications services and digital information communication services, in Angola	PT Ventures (50%)	50.00%	50.00%
Mundifun - Centros de Recreio, Lda.	Lisbon	Establishment and management of entertainment spaces.	Diverfun (66.66%)	19.18%	18.82%
Naveprinter - Indústria Gráfica do Norte, S.A.	Oporto	Providing services on publishing and graphic art.	Jornal Noticias (38.46%)	16.54%	16.22%
Octal TV, SA. ("Octal")	Lisbon	Development, commercialisation, training and consultancy in systems for interactive and broad band television.	PT Multimédia (20%)	11.51%	11.30%
Páginas Amarelas	Lisbon	Production, editing and distribution of telephone Telecom directories and publications.	Portugal (24.88%) PT Prime (0.125%)	24.98%	24.98%
Previsão - Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")	Lisbon	Pension fund management.	Portugal Telecom (31.56%)	31.56%	31.56%
SGPICE	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11.11%) PT Multimédia (11.11%) Tradecom SGPS (11.11%)	28.61%	28.50%
Sociedade Teatral Bejense, S.A.	Lisbon	Cinema exhibition, management and organization of public events.	-	-	47,83%
Sport TV Portugal, S.A. ("Sport TV")	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos (33.33%)	19.18%	18.83%
Sportinvest Multimédia, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
TBS Celular Participações, S.A. ("TBS Celular Participações") (Note IV)	São Paulo	Management of investments.	-	-	23.00%
Tele Larm Portugal – Transmissão de Sinais, S.A. ("Tele Larm")	Lisbon	Provision of transmission,services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	43.75%	43.75%
Teledata de Moçambique, Lda. ("Teledata")	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (50%)	50.00%	50.00%
Telesat - Satellite Communications, Limited ("Telesat")	Macau	Operation of land based satellite stations, commercialisation of private telecommunications network services.	PT Ventures (18.52%) PT Ásia (3.7%) Cosmos Televisão para Satélite (33.30%)	24.44%	24.44%
A Tentativa (Empresa Cinematográfica), S.A.	Lisbon	Cinema exhibition.	-	-	46.13%
Tradecom International N.V.	Rotterdam	Development services of electronic commerce in Latin America.	Tradecom SGPS (20%)	20.00%	20.00%
TV Cabo Macau, S.A.	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services, in Macau	PT Ventures (35%) PT Ásia (40%)	74.98%	74.98%
TV Lab - Serviços e Equipamentos Interactivos, S.A. ("TV Lab")	Lisbon	Developing digital tv interactive solutions.	PTM.com (50%)	50.00%	50.00%

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
Unitel	Luanda	Mobile telecommunications services, in Angola	PT Ventures (25%)	25.00%	25.00%
Vasp – Sociedade de Transporte e Distribuições, Lda.(“Vasp”)	Sintra	Providing distribution services of publications and other products.	Lusomundo Serviços (33.33%) Lusomundo SGPS (0,01%)	19.19%	18.82%
Warner Cines de España, S.A.	Madrid	Management of entertainment activities.	Lusomundo España (33.33%)	19.18%	18.82%
Web-Lab	Lisbon	Management of investments.	Portugal Telecom (36.26%)	36.26%	36.26%
Wisdown Tele Vision - Serviços e Produtos de Televisão, Lda. (“WT Vision”)	Lisbon	Development of services and products related with new technology in the TV market.	PT Multimédia.com (50%)	50.00%	50.00%

(a)	During the first half of 2003, these companies were incorporated in Global Telecom (Note IV).

These companies were consolidated by the equity method.

IV. Companies Consolidated by the Proportional Method

The companies, which at June 30, 2003 and December 31, 2002 were consolidated by the proportional method, are as follows:

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
Brasilcel (a)	Amsterdan	Mobile telecommunications services and establishment management and exploration of telecommunications network, in Brasil.	PT Móveis (50.00%)	50.00%	50.00%
Celular CRT Participações	Porto Alegre	Management of investments.	TBS Celular Participações(26.59%) Brasilcel (25%)	25.30%	-
Iberolest		Management of investments.	Brasilcel (100%)	50.00%	-
Intertelecom, Ltda	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	-
Portelcom Fixa, S.A.	Rio de Janeiro	Management of investments.	Brasilcel (100%)	50.00%	-
Portelcom Participações, S.A.	São Paulo	Management of investments.	Brasilcel (60.15%) Ptelecom Brasil (25.59%) Intertelecom (14.26%)	50.00%	-
Ptelecom Brasil, S.A.	Rio de Janeiro	Management of investments.	Brasilcel (100%)	50.00%	-
Sudeste Celular	Rio de Janeiro	Management of investments.	Brasilcel (89.5%)	44.75%	-
Tagilo	Rio de Janeiro	Management of investments.	Brasilcel (100%)	50.00%	-
Telesudeste	Rio de Janeiro	Mobile cellular services operator.	Brasilcel (53.57%) Sudeste Celular (22.01%) Tagilo (10.61%)	41.94%	-
Investnews, S.A. (b)	São Paulo	Internet financial services.	-	-	50.00
Teleleste	Rio de Janeiro	Mobile cellular services operator	Iberoleste (21.9%) Brasilcel (3.38%) Tagilo(2.42%)	13.85%	-
TCP	São Paulo	Management of investments.	Brasilcel (57.26%) Portelcom Participações (7.86%)	32.56%	-

Company	Head Office	Activity	Percentage of ownership
			June 30, 2003		December 31, 2002
			Direct	Total	Total
TBS Celular Participações, S.A.	São Paulo	Management of investments	Brasilcel (73.27%) Portelecom Fixa (22.99%)	48.13%	-
Distodo - Distribuição e Logística, Lda. (b)	Lisbon	Stocking, sale and distribution of audiovisual material.	-	-	27.02%

(a)

These companies were consolidated by the proportional method, since the Group holds 50% in its share capital, and shares the management activity with Telefónica Group. Therefore the management decided that this method is the most appropriate for these investments in the present circumstances.

(b)	For the first half of 2003 these companies were not consolidated by the proportional method, due to their immateriality in the financial statements of Portugal Telecom.

Exhibit II – Changes in the Group in the year ended June 30, 2003

The following main changes in the composition of the companies included in the consolidation occurred during the first half of 2003:

a) Acquisitions

  On January 16, 2003, Brasilcel through its subsidiary TCP, entered into an agreement with the Brazilian Company Fixcel to acquire TCO, the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers, and on March 24, 2003, TCP sign the final agreement to purchase TCO. The acquisition of 100% of TCO will be carried out by TCP and will be executed in three stages through: (i) the acquisition of the common shares of TCO held by Fixcel, which represents 61.1% of TCO’s voting capital, for approximately Brazilian Real 1,506 million, of which Brazilian Real 308 million were paid on April 25, 2003. The remaining amount will be paid as established in the purchase agreement; (ii) a public offering to the holders of TCO common shares; and (iii) the incorporation of TCO by TCP shares for the remaining TCO shares.

  During the first half of 2003, Portugal Telecom acquired PT Multimédia shares in stock market, correspondent to 1.08% of the capital of this company. As of 31 of December 31, 2002 Portugal Telecom holds 90,304,850 PT Multimédia shares, which corresponds to 57.56% of its capital. These acquisitions generated a goodwill of € 15,463,331.

b) Constitutions

  On June 23, 2003, a new instrumental company, PT Corporate, was created to provide personalized services to the top corporate clients of the Group in the context of the on-going restructuring process of the wireline businesses. This company, 100% owned by Portugal Telecom and with a share capital of € 200,000, will address the 48 top corporate clients of the Group and will provide to these clients services from all Group divisions, namely fixed telecommunications, mobile services and information technologies.

c) Capital increases

  On February 7, 2003, Banco Best increased its capital from € 43,000,000 to € 55,000,000, paid and fully subscribed by its shareholders. PTM.com paid and subscribed € 4,080,000 and maintained its % stake.

d) Other operations

  During the first half of 2003, PT Multimédia started a restructuring of all business develop by Lusomundo – Sociedade Gestora de Participações Sociais, SGPS, S.A. (“Lusomundo SGPS”)’s subsidiaries. As part of this process, PT Multimédia acquired to Lusomundo SGPS its stake in Lusomundo Serviços, SGPS, S.A. (“Lusomundo Serviços”), Lusomundo Audiovisuais, S.A. (“Lusomundo Audiovisuais”) and Lusomundo Cinemas, S.A. (“Lusomundo Cinemas”). Lusomundo Serviços holds investments in media businesses, including a 75% stake in Lusomundo Media, SGPS, S.A. (“Lusomundo Media”), which holds several subsidiaries operating in newspaper and magazines edition, publication and distribution. Lusomundo Audiovisuais, Lusomundo Cinemas and subsidiaries operates edition and sales of DVD and video games, movies exhibition and distribution. All these companies are market leaders in their business.

REPORT OF INDEPENDENT AUDITORS

AUDITORS’ REPORT

To the Shareholders and Board of Directors of

Portugal Telecom, SGPS, S.A.

1.

We have audited the accompanying consolidated financial statements of Portugal Telecom, SGPS, S.A. (“the Company") which comprise the consolidated balance sheet as of 30 June 2003, the related consolidated statements of profit and loss, shareholders’ equity and cash-flows for the six month period then ended and the accompanying notes. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.

We conducted our audit in accordance with auditing standards generally accepted in Portugal. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.

In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 30 June 2003 and the consolidated results of its operations, shareholders’ equity and cash-flows for the six month period then ended, in conformity with generally accepted accounting principles in Portugal.

4.

The consolidated balance sheets as of 31December 2002 and 30 June 2002 and the consolidated statements of profit and loss, and cash-flows for the six month period ended 30 June 2002 and the statement of shareholders’ equity for the year ended 31December 2002, presented for comparative purposes only, were audited and the opinions thereon presented in the auditors’ reports dated 3 March 2003 and 11 September 2002, did not include qualifications and both included emphasis not applicable to the consolidated financial statements as of 30 June 2003.

Lisbon, 29 August 2003

APPENDIXES

Operating Data by Business Segment

Wireline

	units	1st H. 2003	1st H. 2002	Δ %

Fixed Telephone Service /Retail
Main Lines in Service	thousand	4,080	4,214	(3.2)
Main Lines per 100 Inhabitantes	no.	41.6	42.2	(1.4)
ISDN Equivalent Main Lines	thousand	820	829	(1.1)
ISDN Ppenetration Rate	%	20.1	19.7	0.4 p.p.
Total Traffic	min.*10[6]	9,416	10,106	(6.8)
Retail		4,079	4,043	0.9
Originated Traffic	min.*10[6]	7,630	8,271	(7.7)
Originated Traffic per Access per Day	minutes	10.3	10.7	(4.3)
Average weighted Price Change (Price Basket):	%	(0.8)	(0.3)	(0.5 p.p.)
Instalation		0.0	0.0	0.0 p.p.
Monthly Fee		2.7	1.0	1.8 p.p.
Local Traffic		0.3	0.0	0.3 p.p.
Regional Traffic		(7.7)	(3.7)	(4.0 p.p.)
Domestic Long Distance Traffic		(10.9)	(3.1)	(7.8 p.p.)
International Traffic		0.0	(0.7)	0.7 p.p.

Wholesale Service
ADSL Accesses	thousand	109	7	n.m.
Traffic	min.*10[6]	5,337	6,064	(12.0)
Internet		2,804	3,443	(18.6)
Average Weighted Price Change:	%	(24.5)	(11.9)	(12.6 p.p.)
Call Origination		(26.9)	(14.5)	(12.4 p.p.)
Call Termination		(22.9)	(13.7)	(9.2 p.p.)
Transit		(15.6)	(14.7)	(0.9 p.p.)
Leased Lines:
Change in Price Basket	%	(16.8)	0	(16.8 p.p.)
Number of Leased Lines	thousand	56.0	58.1	(3.7)
Capacity (Equivalent to 64 kbps)	thousand	1,372	1,433	(4.3)
Digital	%	98.6	98.6	0.0 p.p.

Data and Corporate
Data Communication Accesses	thousand	35.9	35.8	0.1
Frame Relay		11.3	10.2	10.5
Broadband		1.4	0.7	103.7
Corporate WEB Capacity Sold	Mbps	1,620	524	209.1
Leased Lines to End Users:
Number of Leased Lines	thousand	19.6	21.1	(7.2)
Capacity (Equivalent to 64 kbps)	thousand	120.4	112.8	6.8
Digital	%	92.4	90.9	1.5 p.p.

ISP and Portals
ADSL Accesses	thousand	87.9	5.0	n.m.
Active Dial-up Customers	thousand	136.6	164.8	(17.1)
Sapo Portal (June):	million
Monthly Page Views		211.5	183.0	15.6
Unique Visitors per Month		2.4	2.1	18.0

TMN

	units	1st H. 2003	1st H. 2002	Δ %

Total Mobile Customers - Portugal (1)	thousand	8,629	8,120	6.3
Mobile Customers per 100 Inhabitants - Portugal (1)%		83.5	78.7	4.8 p.p.
TMN Customers	thousand	4,505	4,070	10.7
WAP Terminals		985	584	68.7
GPRS Terminals		256	7	n.m.
TMN Net Additions	thousand	79.3	164.6	(51.8)
TMN Market Share - Total Customers (1)%		52.2	50.1	2.1 p.p.
Data (% of Service Revenues)%		8.3	6.8	1.5
ARPU	Euro	24.7	27.0	(8.7)
Customer Bill		17.8	18.5	(3.8)
Interconnection		6.9	8.5	(19.4)
MOU	minutes	120.0	129.5	(7.3)
ARPM	Euro/100	20.6	20.9	(1.5)
SAC	Euro	72.1	74.7	(3.5)
CCPU	Euro	12.4	14.0	(11.7)
ARPU minus CCPU	Euro	12.3	13.0	(5.5)
(1)	Source: Anacom and TMN..

PT Multimedia

	units	1st H. 2003	1st H. 2002	Δ %

Pay TV
Total Homes Passed	thousand	2,423	2,344	3.4
Homes Passed with two Ways Capabilities		2,129	1,803	18.1
Customers (1)(2)	thousand	1,368	1,231	11.1
Cable		1,053	974	8.1
DTH		315	257	22.6
Premium Subscribers (2)	thousand	986	820	20.2
Pay to Basic Ratio (3)%		72.1	66.6	5.5p.p.
Internet Accesses (Netcabo)	thousand	180	95	89.5
Blended ARPU	Euro	23.4	21.0	11.4

Media and Audiovisuals
Tickets Sold Portugal	million	4.2	4.3	(3.0)
Circulation (4)	thousand
Jornal de Notícias		105.2	102.1	3.0
Diário de Noticias		50.4	54.6	(7.6)
24 Horas		50.1	34.6	44.6
(1)	These figures are related to the total number of Pay-TV basic service customers. It should be noted that PTM's Pay-TV business offers several basic packages with a variable number of channels.
(2)	These figures include products in temporary promotions (i.e. promotions as "Try and Buy").
(3)	Cable and Satelite Premium Subscribers/Total Customers
(4)	Source: APTC until March 2003 and Lusomundo from April to June 2003

PT Management

Boards of Directors

Portugal Telecom

Chairman - Ernâni Rodrigues Lopes
Director - Miguel António Igrejas Horta e Costa * (CEO)
Director - Zeinal Bava *
Director - Carlos Manuel de Lucena e Vasconcellos Cruz *
Director - Iriarte José de Araújo Esteves *
Director - Paulo Jorge da Costa Gonçalves Fernandes *
Director - Joaquim Aníbal Brito Freixial de Goes
Director - Henrique Manuel Fusco Granadeiro
Director - Carlos Alberto de Oliveira Cruz
Director - Jorge Humberto Correia Tomé
Director - Fernando Maria da Costa Duarte Ulrich
Director - Fernando Abril-Martorell
Director - António Pedro de Carvalho Viana Baptista
Director - Israel Vainboim
Director - Luís Augusto da Silva
Director - Patrick Monteiro de Barros
Director - Jorge Maria Bleck
Director - Carlos Manuel de Almeida Blanco de Morais
Director - João Manuel de Mello Franco
Director - Gerald S. McGowan
Director - Peter Eugene Golob
Director - Nuno João Francisco Soares de Oliveira Silvério Marques
Director - Thomaz de Mello Paes de Vasconcellos

PT Comunicações

Chairman - Miguel António Igrejas Horta e Costa
Director - Carlos Manuel de Lucena e Vasconcellos Cruz * (CEO)
Director - Álvaro José Roquette Morais *
Director - José Pedro Pereira da Costa *
Director - David José Ferreira Lopes *
Director - Pedro Humberto Monteiro Durão Leitão *
Director - João Ribeiro da Fonseca
Director - Álvaro dos Santos Amaro
Director - Rui Manuel Corte-Real de Albuquerque

PT Prime SGPS

Chairman - Miguel António Igrejas Horta e Costa
Director - Carlos Manuel de Lucena e Vasconcellos Cruz
Director - Iriarte José Araújo Esteves
Director - Álvaro José Roquette Morais
Director - José Pedro Pereira da Costa

*	Executive Committee (CE) Officers; CEO - Chief Executive Officer.

PT Prime

Chairman - Carlos Manuel de Lucena e Vasconcellos Cruz
Vice-Chairman - Álvaro José Roquette Morais * (CEO)
Director - Maria Josete M. Ramalho Palavra Berrones
Director - Carlos António Alves Duarte *
Director - José Pedro Pereira da Costa
Director - Manuel Filipe Preto Garcia

PT Multimédia.com

Chairman - Carlos Manuel de Lucena e Vasconcellos Cruz
Director - Álvaro José Roquette Morais
Director - Pedro Humberto Monteiro Durão Leitão

PT Móveis

Chairman - Miguel António Igrejas Horta e Costa
Director - Iriarte José de Araújo Esteves * (CEO)
Director - Pedro Manuel Brandão Rodrigues *
Director - António Joaquim Simões Gomes de Azevedo

TMN

Chairman - Miguel António Igrejas Horta e Costa
Director - Iriarte José de Araújo Esteves * (CEO)
Director - Carlos Manuel de Lucena e Vasconcellos Cruz
Director - António Lopes Soares *
Director - António Joaquim Simões Gomes de Azevedo *
Director - Maria da Graça Galvão de Carvalho *
Director - Pedro Manuel Brandão Rodrigues *
Director - Luís Filipe de Medeiros Cravo Ribeiro *
Director - Eduardo Perestrelo Correia de Matos *
Director - João Amândio Teixeira Goulart de Bettencourt
Director - Manuel Joaquim Barata Frexes

Vivo **

Chairman - Félix Pablo Ivorra Cano
Director - Zeinal Bava
Director - Iriarte José de Araújo Esteves
Director - Carlos Manuel de Lucena e Vasconcellos Cruz
Director - António Pedro de Carvalho Viana Baptista
Director - Ignacio Aller Mallo
Director - Carlos David Maroto Sobrado
Director - Harry Dirk Hilbert Moraal
Director - Theo Spijkerman
Director - Hendrik Justus Wirix
Director - Ursula Maria Daelman-Geerdink
Director - Robertus Gerardus Maria Verhoef

*	Executive Committee (CE) Officers; CEO – Chief Executive Officer.
**	Vivo Management: CEO - Francisco Padinha, Directors: Fernando Abella García, Luís Avelar, Guilherme Porterla Santos, Paulo César Teixeira, Carlos de La Rosa, Javier Rodrigues.

PT Multimedia

Chairman - Miguel António Igrejas Horta e Costa
Vice-Chairman - Zeinal Bava * (CEO)
Director - Luís Miguel da Fonseca Pacheco de Melo *
Director - José Manuel da Graça Bau *
Director - Duarte Maria de Almeida e Vasconcelos Calheiros *
Director - José Manuel de Morais Briosa e Gala *
Director - José Augusto Castelhano Nunes Egreja *
Director - Manuel Fernando Moniz Galvão Espírito Santo Silva
Director - Fernando Maria da Costa Duarte Ulrich
Director - José Pedro Sousa de Alenquer
Director - Joaquim Aníbal Brito Freixial de Goês
Director - Joaquim Francisco Alves Ferreira de Oliveira
Director - Henrique Manuel Fusco Granadeiro
Director - Luís João Bordallo da Silva
Director - Carlos Alpoim Vieira Barbosa

TV Cabo Portugal

Director - José Manuel da Graça Bau * (CEO)
Director - Luís Miguel da Fonseca Pacheco de Melo *
Director - José Augusto Castelhano Nunes Egreja *
Director - José Pedro Salas Pires *
Director - José Antunes João
Director - António Aleixo Claudino Caria *
Director - Luís Manuel Leal Victor *

Lusomundo

Director - Luís Miguel da Fonseca Pacheco de Melo *
Director - José Augusto Castelhano Nunes Egreja
Director - Henrique Manuel Fusco Granadeiro *
Director - José Antunes João
Director - Luís joão Bordallo da Silva

PT Pro

Chairman - Zeinal Bava
Vice-Chairman - Miguel Nuno Piedade Moreira * (CEO)
Vice-Chairman - Fernando Álvaro Mendes Marques *
Director - Nuno José Porteiro Cetra *
Director - José Pedro Pereira da Costa
Director - Maria da Graça Galvão de Carvalho
Director - Luís Miguel da Fonseca Pacheco de Melo
Director - Francisco José Meira da Silva Nunes
Director - Manuel Francisco Rosa da Silva

*	Executive Committee (CE) Officers; CEO – Chief Executive Officer.

PT Ventures

Chairman - Miguel António Igrejas Horta e Costa
Vice-Chairman – Paulo Jorge da Costa Gonçalves Fernandes
Director - Nuno Manuel Caldeira da Silva * (CEO)
Director - Maria Margarida Moura Sá Costa *
Administrador - Maria da Conceição Rodrigues Leal *
Administrador - Luís Manuel da Costa Sousa de Macedo
Administrador - José Alberto Rebelo dos Reis Lamego
Administrador - Manuel Soares Pinto Barbosa
Administrador - Miguel Augusto Chambel Rodrigues

*	Executive Committee (CE) Officers; CEO – Chief Executive Officer.

Information to Shareholders

Trading in Shares and ADSs
PT shares are listed on the Euronext Lisbon Stock Exchange (code: PTCO.IN) and the New York Stock Exchange, as ADS - American Depository Shares (code: PT). One ADS represents one ordinary share.

The company’s share capital, as at June 30, 2003, comprised 1,254,285,000 shares with a nominal value of Euro 1 each, with 1,254,284,500 shares listed on the Euronext Lisbon and the New York Stock Exchange. There were 59,260,676 ADSs registered on the same date.

Stock Information

	1H 2003	1H 2002
As at June 30:
Share Capital (Euro thousand)
Number of Shares
Price (Euro)
Market Capitalization (Euro thousand)

Price/Transactions
High (Euro)
Low (Euro)
Volume (Euro thousand)
Traded Value (Euro million)
Market Share on the Euronext Lisbon

Performance
PSI 20
General Index of Euronext Lisbon
DJ Stoxx Telecom Europe
PT	1,254,285 1,254,285,000 6.24 7,826,738 7.27 5.55 660,401 4,300 43% 0.3% 2.4% 7.1% (4.7)%	1,254,285 1,254,285,000 7.15 8,968,138 9.53 6.51 608,669 4,993 38% (13.1%) (9.5%) (42.9%) (18.3%)

Information
Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (Annual and Half Year Reports, Form 20F, Press Releases, etc) as follows:

Portugal Telecom
Investor Relations Office
Avenida Fontes Pereira de Melo, 40 - 8°
1069-300 Lisbon
Portugal
Tel: + (351) 215001701
Fax: + (351) 213556623
e-mail: vitor.j.sequeira@telecom.pt

Holders of ADSs may also request information and clarifications directly from PT’s depository bank for ADSs in New York.

The Bank of New York
ADR Division
101 Barclay Street, 22nd Floor
New York, NY 10286, USA
Tel: 1 212 815 4693
Fax: 1 212 815 3050

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at: www.telecom.pt

Registered Office

Portugal Telecom, SGPS, S.A.
Avenida Fontes Pereira de Melo, 40
1069-300 Lisbon
Portugal
Tel: + (351) 215002000

Financial Schedule - 2003

March 6	Announcement of Results for the Year 2002
April 4	General Shareholders’ Meeting
April 29	Announcement of Results for the First Quarter of 2003
June 24	PT’s 2003 Investor Day
June 30	Form 20F filed with SEC and NYSE
September 16	Announcement of Results for the First Half of 2003
October 30	Announcement of Results for the First Nine Months of 2003

December 31	Close of 2003 Financial Year

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.